Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
[redacted]ax: 972-3-5674576

bank hapoalim

07024591

RECEIVED

Date: 11 June 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955</u>**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

dw 6/20

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Dividend*	*29/05/07*	*1*
2.	*1Q Results*	*29/05/07*	*2*
3.	*Holding(s) in Company*	*03/06/07*	*3*
4.	*Immediate Report*	*31/05/07*	*4*
5.	*Immediate Report*	*03/06/07*	*5*
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			
21.			
22.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 1

RECEIVED

Date: May 29, 2007
Reference: 802/07

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a resolution to pay dividend**

1. a. We respectfully advise you that at its meeting of May 28, 2007, at 16:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 315,179,375.

   b. The dividend in the sum of NIS 315,179,375 constitutes 25% on the issued and paid-up share capital of the Bank, namely 25 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine June 4, 2007, as the record date for the purpose of paying the dividend, with the "*ex*" date being June 5, 2007 and the payment date to be June 19, 2007.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on May 29, 2007, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yacov Rozen	**Ofer Levy**
Senior Deputy Managing Director	Senior Deputy Managing Director
CFO	Chief Accountant

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:
Securities Authority
www.isa.gov.il

To:
Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *May 28, 2007*, the Board of Directors of the body corporate resolved to distribute a dividend.

2. The dividend amount payable is *NIS 315,179,375*
   The dividend is *25%* of the issued and paid-up share capital.

3. Operative date (cum date): *June 4, 2007.*
   Ex-date: *June 5, 2007.*
   Dividend distribution date: *June 19, 2007.*

4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.

5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 7,165,000,000.*

6. Approval process for distribution of the dividend _________________.

7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.25	*NIS*	_______________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: _________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on May 28, 2007 at 16:30 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

G:\WORD\Immediate Reports\29.05.07.doc

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 2

RECEIVED
2007 JUN 15 A 7:52

Date: May 29, 2007
Reference: 802/07

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at March 31, 2007**

1. We wish to inform you that at its meeting held at 16:30 on May 28, 2007, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at March 31, 2007.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on May 29, 2007, and has been sent to the Bank of Israel and the Registrar of Companies in Israel

3. Enclosed is a summary of the Financial Statements of the Bank as at March 31, 2007.
The full Financial Statements are available upon request, and can be accessed on the Bank's internet site http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yacov Rozen
Senior Deputy Managing Director
CFO

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

10.01 057004

May 29th, 2007

Bank Hapoalim Group
Financial Statements for the First Quarter of 2007

- **Bank Hapoalim today published its financial statements for the first quarter of 2007.The Bank Group reported Net Operating profit of NIS 690 million**, an **increase of 11.5%** compared to NIS 619 million in the same quarter last year.

- **Net return on equity from regular activity**, after taxes, for the first quarter was 16.0% in annual terms compared to 15.7% in the same quarter in 2006 and 14.7% for the year 2006.

- **Net return on equity** for the first quarter of 2007 was 14.6% in annual terms, compared to 31.3% for the same quarter in 2006 and 19.7% for the year 2006.

Profit and profitability

	For the three months ended March 31		
	2007	2006	% change
	In NIS millions		
Net Operating Profit	**690**	**619**	**11.5**
Profit from financing activity before provision for doubtful debt	**1,840**	**1,886**	**-2.4**
Provision for doubtful debts	**181**	**242**	**-25.2**
Operating and other income	**1,307**	**1,283**	**1.9**
Operating and other expenses	**1,849**	**1,896**	**-2.5**
Operating profit before taxes	**1,117**	**1,031**	**8.3**
Net profit	**635**	**1,177**	**-46.0**

Acting Chairman of the Board of Directors, Mr. Dan Dankner, commented:

Results for the first quarter of 2007 reflect the robustness of the Israeli economy, in general and the strength of Bank Hapoalim, as the leader of the Israeli banking system, in particular.

Bank Hapoalim is meeting the ROE targets it set for itself at the beginning of the year and the business plan is progressing as intended. The Bank's approach is customer-focused; getting a better understanding of our customer's needs and preferences, and accordingly offer an appropriate basket of products and services to each one of our clients. The financial results show that Bank Hapoalim is proceeding towards the full implementation of this approach, mostly due to the professionalism and dedication of its employees and managers.

Another important strategic goal is to increase the share of international activity within the overall activity of the Bank. In this context, it should be noted that, for the first time, results of our Turkish subsidiary Bank Pozitif are included in Bank Hapoalim's financial statement. Turkey stands out among the emerging markets and its relations with Israel have great political and economic significance. We see Turkey as an important target within our international activity. Bank Pozitif's business development is very satisfying and its contribution to Bank Hapoalim's profit this quarter totaled NIS 20 million.

The Board of Directors decided to continue with the policy of distributing at least 50% of net profit as a cash dividend on a quarterly basis. This is in line with our aim of maximizing value for all our shareholders."

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

Bank Hapoalim's net operating profit increased by 11.5% in the first quarter of 2007 compared with the same quarter last year. It is important to note that Net Operating Profit is the focus of the Bank's strategic business plans.

Moreover, we have benefited from the ongoing improvement of our credit portfolio as a result of the conservative credit policy the Bank has maintained in recent years, including highly sophisticated tools for measurement and control, as well as the general improvement in the business environment and the macro-economic conditions in Israel. These improvements lead to a continued decrease in the provision for doubtful debts, which projects positively on the Bank's profits in the long run.

In the same quarter last year the Bank recorded an extraordinary capital gain from the sale of PKN mutual funds and shares in Industrial Buildings. It should also be noted that in this quarter we

already recorded a tax expense related to the sale of Bank Yahav, which created an extraordinary capital loss of NIS 51 million, even though the transaction was not finalized yet, it is expected to be complete during the course of the year."

The following are the main highlights of the financial statements:

- Net return on equity for the first quarter of 2007 was 14.6% in annual terms, compared to 31.3% for the same quarter in 2006 and 19.7% for the year 2006.
- Net profit for the first quarter of 2007 was NIS 635 million compared to NIS 1,177 million in the same quarter last year, a decrease of 46.1%.
- Net return on equity from regular activity, after taxes, for the first quarter was 16.0% in annual terms compared to 15.7% in the same quarter in 2006 and 14.7% for the year 2006.
- Profit from financing activity, before provisions for doubtful debts, totaled NIS 1,840 million in the first quarter compared to NIS 1,886 million in the same quarter last year, a decrease of 2.4%.
- Provisions for doubtful debts decreased by 25.2% and totaled NIS 181 million, compared to NIS 242 million in the same quarter last year. The ratio of specific provision for doubtful debts, relative to the overall (balance-sheet) balance of credit to the public at the Group's risk, was 0.43% in annual terms, in the first quarter of 2007, compared with 0.51% in the first quarter of 2006 and 0.54% for the year 2006. The ratio of the overall balance of credit to the public (balance-sheet and off-balance sheet) at the Group's risk was 0.24% in the first quarter of 2007, compared with 0.31% in the same period last year and 0.30% in the year 2006. The decrease in the specific provision for doubtful debts was mainly in the construction and real estate sectors.
- Operating and other income was NIS 1,307 million in the first quarter compared to NIS 1,283 million in the same quarter last year, an increase of 1.9%.
- Operating and other expenses totaled NIS 1,849 million compared to NIS 1,896 million in the same period in 2006, decrease of 2.5%.
- The Bank declared a dividend of NIS 315 million, representing 25 agorot per NIS 1 par value share. June 4, 2007 is the date of record, June 5, 2007 is the ex-date and June 19, 2007 is the date of payment.

Main highlights in the first quarter:

- **The decrease in the provision for doubtful debts reflects the continued improvement in the bank's credit portfolio and the "tailwind" from the stronger state of the economy. The decrease occurred mainly in the**

construction and real estate and the hotels sectors; as a result of an improvement in the repayment capability of borrowers. Conversely, provisions increased in the financial services and private individuals sectors.

- **Operating income increased mainly from an increase in volumes in credit card activity, an increase in fees from securities activity and from investment in shares. This increase was offset by a decrease in income from capital market activity, mostly as a result of the decrease in income from mutual fund management fees.**

- **Operating and other expenses decreased, mainly due to a decrease in salary expenses resulting from the effect of the decrease in the Bank's share price on the provisions for share-based compensation plans and as a result of the sale of Bank Otsar Hahayal, whose results were included in the same period last year. The decrease was offset by an increase in salary due to ranking and promotion of employees and recruiting of new employees.**

Development of Balance Sheet Items

- The consolidated balance sheet totaled NIS 290.8 billion on March 31, 2007, compared to NIS 282.9 billion on December 31, 2006, an increase of 2.8%.
- Credit to the public totaled NIS 187.1 billion, an increase of 0.3% compared to the end of 2006.
- Deposits from the public totaled NIS 221 billion, an increase of 1.8% compared to the end of 2006.
- The ratio of capital to risk assets was 10.65%, compared with 10.53% at the end of 2006. The ratio of tier-1 capital to risk assets was 7.52%, versus 7.41% at the end of 2006.

Segments of activity

The Group operates in Israel and abroad, supplying a broad range of banking and financial services to its customers, and engaging in diverse investments in the various areas of the economy, primarily in Israel, through investments in equity-basis investees.

The Group's activity is managed through six sectors of activity.

The following is a summary of the development of net profit, by segments of activity:

Net Operating Profit in NIS millions	For the three months ended March 31		
	2007	2006	Change
Households Segment	**85**	77	10.4
Private Banking Segment*	**121**	151	(19.9)
Small Business Segment	**76**	66	15.2
Corporate Segment	**30**	19	57.9
Commercial Segment	**302**	249	21.3
Financial Management Segment	**75**	67	11.9
Others and Adjustments	**1**	(10)	
Total	**690**	**619**	**11.5**

For further information please contact the Bank's Spokesperson:
Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Bank Hapoalim B.M.

Schedule 5

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 03/06/2007
Reference: 2007-01-413900

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	101,798,403	8.07	8.07	7.97	7.97

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

e

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *102,399,978*
Change in Quantity of Securities: *-601,575*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 77,839,521 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 7

Date: May 31, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, and further to the immediate report delivered on 22nd February, 2007, Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to make known that:

1. On 31st May, 2007 at about 06:00 p.m. an agreement was signed between the company Gad Gmulim Provident Fund Management Company Ltd., which is a wholly owned subsidiary company of the Bank (hereinafter: "Gad Gmulim") and the company Gadish Hashkaot Begemel Ltd. (previously named G Acquisition Asset Management Ltd.) (hereinafter: "the Purchaser") for the sale of the activities of the Gadish Provident Fund (hereinafter: "Gadish") managed by Gad Gmulim, the good will acquired by Gad Gmulim in the management of Gadish over the years of its activity and all of the rights and obligations of Gad Gmulim in the management of Gadish including the right to receive management fees.

   The consideration expected to be obtained by Gad Gmulim for the sale of all of the aforesaid rights and obligations is the product of 3.175% of the volume of assets under the management of Gadish on the date of completion of the transaction. According to the almost up to date volume of the assets of Gadish, we are dealing with an amount of approximately NIS 686 million.

2. As part of the transaction described above, the Purchaser is to enter into long term agreements with the Bank for the distribution of Gadish by the Bank and the provision by the Bank of operational services to the Purchaser. The completion of the transaction is subject to obtaining all of the required regulatory approvals, to the amendment of Gadish's by-laws and the signing of distribution and operating agreements with the Bank.

3. On the completion date of the transaction, the Bank is expected to record in its financial statements the profit from the sale, which will be determined as aforesaid according to the consideration actually to be paid in accordance with the volume of Gadish's assets on the completion date of the transaction. According to the almost up to date volume of assets under the management of Gadish, the net profit will to amount the sum of NIS 415 million.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Barry Ben Zeev Head of Client Asset Management	**Ilan Mazur, Advocate** Chief Legal Adviser

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

082-34955

Date: June 03, 2007
Reference: 802/07

Schedule 5

To: The London Stock Exchange

Dear Sir or Madam,

Re: Immediate Report

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise, further to the immediate reports which it published on 14th January 2007, 9th May 2007 and 13th May 2007, as follows:

On 3rd June 2007, at about 01:30 p.m., the Bank received notice from Arison Holdings (1998) Ltd., which is the controlling party of the Bank as follows:

> "Further to our notices to you of 14th January 2007, 9th May 2007 and 13th May 2007, we are pleased to advise you that on 3rd June 2007 the purchase of the shares of Israel Salt Industries Ltd. ("Salt Industries") by Arzaf D Ltd., a wholly owned subsidiary company of Arison Investments Ltd. ("the Purchaser"), from the controlling parties of Salt Industries was completed.
>
> Following the completion of the purchase the Purchaser will hold approximately 60.65% of the shares of Salt Industries, which holds directly and indirectly 75,764,441 Ordinary Shares of NIS 1 n. v. each of Bank Hapoalim B.M. (hereinafter: "the Bank"), which constitute approximately 6.01% of the issued share capital of the Bank.
>
> With the completion of the purchase transaction as aforesaid there was also perfected and completed the compromise arrangement between Arison Holdings (1998) Ltd. ("Arison Holdings") and Salt Industries, according to which the parties reclassified part of their shares in the Bank for the purposes of the permit under which the parties hold the core of control shares in the Bank ("the Permit").
>
> Following the completion of the compromise arrangement as aforesaid, Salt Industries holds 74,764,441 of the shares of the Bank, all of which are free and clear of the provisions of the Permit, and constitute approximately 6.01% of the share capital of the Bank, whereas Arison Holdings holds 255,354,390 of the core of control shares of the Bank, which constitute approximately 20% of the share capital of the Bank on a fully diluted basis, which are subject to the provisions of the Permit. In addition, Arison Holdings holds 73,330 of the shares of the Bank, free and clear of the provisions of the Permit. The total holdings of shares of the Bank of Arison Holdings after the completion of the compromise arrangement will amount to 255,427,720 shares, which constitute approximately 20.26% of the issued share capital of the Bank."

Yours faithfully,
Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Advocate	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Bank Hapoalim | Condensed Financial Statement as at March 31, 2007



winter, 2007

bank hapoalim



Contents

Board of Directors' Report on the Financial Statements
As at March 31, 2007

At the meeting of the Board of Directors held on May 28, 2007, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-March 2007.
The following are details of the principal developments and changes that occurred during the reporting period:

Economic Activity

Indicators of economic activity in the first quarter of 2007 show a continued rapid growth rate, now led primarily by expansion in domestic demand. The composite state-of-the-economy index rose by 1.8% in the first quarter and was 7.3% higher at the end of the quarter compared to March 2006. In the tourism industry, which suffered a blow to its activity in the summer of 2006 due to the outbreak of the war, rapid recovery continued. The number of incoming tourists increased by 9% in the first quarter compared to the fourth quarter of 2006, but was still 4% lower in comparison to the same quarter in 2006. The rapid growth is also reflected in labor market data: the unemployment rate fell to 7.7% in the fourth quarter of 2006, with an increase in the number of employed persons, which was 3% higher in the fourth quarter year-on-year. However, the growth rate of real wages during this period is still low relative to growth and labor productivity, which stands at 2%.
The economy is experiencing good conditions: the growth rate of the global economy is expected to remain at a high level of approximately 5%. Labor productivity has been high in the last three years, contributing to an improvement in corporate profitability, while parameters of financial solidity are stronger than ever. We believe these conditions will allow continued growth at a high rate of approximately 5% in 2007 as well. On the risk side, geopolitical threats can be noted, particularly the concerns over a renewed conflagration of the conflict in northern Israel. In the economic arena, there is a risk that the slowdown in growth in the United States may develop into a recession, which could impact Israeli exports, foreign investments, and the capital market.

Developments in the Global Economy

The growth rate of the global economy this year is expected to be similar to that of the last two years, at approximately 5%, according to forecasts by the International Monetary Fund. These growth rates are considerably higher than the long-term average, and express the effect of globalization processes on the developing countries. In the United States, the decline in activity in the residential construction sector continues, with a slowdown noted in the industry sector as well. However, the services sector, private consumption, and the labor market continue to show strength. Current estimates are that the slowdown will not become a recession, and that the impact of the United States slowdown on the rest of the world will not be severe. Elsewhere in the world, especially in emerging economies, data continue to indicate rapid growth, compensating for the growth rate in the United States.

The rapid growth and the increase in prices of raw materials have influenced inflation: the consumer price index rose by 2.8% in the twelve months ended in March in the United States, and by 1.9% in Europe. In Japan, the index decreased by 0.2% during the same period. The interest rate in the United States remained unchanged, at 5.25%, while in Europe the interest rose by 0.25% to 3.75%. Most estimates indicate that an interest rate reduction is expected in the United States towards the end of 2007, due to the slowdown in activity, whereas in Europe an additional increase is expected, to 4.0%.

Inflation and Exchange Rates

The consumer price index decreased by 0.2% in the first quarter and by 0.9% in the twelve months ended in March 2007. March was the first month in seven months in which the CPI increased, at a rate of 0.2%. The decrease in the rate of inflation in the first quarter mainly resulted from the prolonged appreciation of the shekel against the dollar, which influenced the housing item. This decrease was somewhat offset by an increase in the food item. These factors are likely to bring the inflation rate in 2007 to nearly 1.0%, the lower limit of the target range. In the month of April, the CPI increased by 0.5%.

The shekel exchange rate continued to strengthen in the first quarter of the year. The shekel appreciated by 1.7% against the dollar and by 1.4% against the currency basket. The strengthening of the shekel can be attributed to the weakness of the dollar globally as well as to the continual improvement in the economy's fundamental data. During the months of April and May the shekel continued to strengthen against the dollar, and from the beginning of the year until mid-May the shekel appreciated at a rate of 6%.

Fiscal and Monetary Policy

Tax revenues continued to grow at a high real rate of approximately 11% against the revenues of the previous year resulting in an accumulated surplus of NIS 7.5 billion in the government's domestic budget in the first quarter. The strong fiscal results provide a great deal of support for financial stability in general, and the capital market in particular. The interest rate reduction process that started in the third quarter of 2006 continued during the first quarter of this year, with the Bank of Israel interest rate falling from 5.0% to 4.0%. In May, there was an additional reduction in the interest rate to a level of 3.75%. As of May 2007, the interest rate in Israel was 1. 5 percentage points lower than the rate in the United States.

Financial and Capital Markets

Developments in the capital market were influenced by the positive trends in markets abroad, along with local factors. The TA-100 index posted a positive return of 7.9% for the first quarter. Note that the local stock market was one of the leaders in gains among world markets, both developed and emerging. The bond market was influenced by the downward trend in interest rates and by the lower inflation environment. The CPI-linked government bond index rose by 2.0%, while the unlinked bond index rose by 1.6%. Long-term CPI-linked bond yields decreased: the 8-year bond traded at a yield to maturity of 3.3% in March. Yields to maturity of unlinked (Shahar) bonds also decreased, as the 10-year bond traded at a yield of 5.3% in March.

Data regarding changes in the consumer price index and in exchange rates are set out below:

	For the three months ended March 31		For the year
	2007	2006	2006
	In percent		
Rate of increase (decrease) in "known" CPI	**(0.4)**	0.1	(0.3)
Rate of increase (decrease) in USD exchange rate	**(1.7)**	1.3	(8.2)
Rate of increase (decrease) in CHF exchange rate	**(1.7)**	2.5	(0.9)
Rate of increase (decrease) in EUR exchange rate	**(0.5)**	3.9	2.2

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe", "aim", "expect", "plan", "should", "estimate", "forecast", and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty, as well as to the possibility that such estimates may not materialize at all or may only partially materialize.

Profit and Profitability

The net profit of the Bank Group totaled NIS 635 million in the first three months of 2007, compared with NIS 1,177 million in the same period last year, a decrease of 46.0%.

Net return on equity[1] amounted to 14.6%, in annualized terms, in the first three months of 2007, compared with 31.3% in the same period last year and 19.7% in the whole of 2006.

Net operating profit totaled NIS 690 million, compared with NIS 619 million in the same period last year, an increase of 11.5%.

Net return of operating profit on equity[1] reached 16.0%, in annualized terms, in the first three months of 2007, compared with 15.7% in the same period last year and 14.7% in the whole of 2006.

Set out below are the changes in profitability for the period of January-March:

	2007	2006	Change	
	NIS millions			%
Net operating profit	**690**	619	71	11.5
Net profit (loss) from extraordinary transactions, after taxes	**(55)**	558	(613)	(109.9)
Net profit	**635**	1,177	(542)	(46.0)

(1) In accordance with a directive of the Supervisor of Banks, the method of calculating return on equity has changed, so that the calculation is based on average capital. Until the change, return on equity was calculated based on shareholders' equity at the beginning of the year, plus weighted proceeds of issued capital. Comparative data included in the report have been restated. (For details regarding returns under the calculation method which was customary in previous years, see the end of the Profit and Profitability section).

The decrease in the Group's net profit, compared with the same period last year, resulted mainly from the following factors:

1. A NIS 613 million decrease in net profit from extraordinary transactions.
2. A NIS 46 million decrease in profit from financing activity before provision for doubtful debts.
3. An NIS 61 million increase in the provision for taxes.

However, the following factors had the effect of increasing net profit:

1. A NIS 61 million decrease in the provision for doubtful debts.
2. An NIS 24 million increase in operating and other income.
3. A NIS 47 million decrease in operating and other expenses.
4. A NIS 52 million increase in the share of equity-based investees' profits.

Developments in Income and Expenses

Profit from financing activity before provision for doubtful debts totaled NIS 1,840 million in the first three months of 2007, compared with NIS 1,886 million in the same period last year, a decrease of 2.4%.

The following are the principal causes of the decrease in profit from financing activities in the first three months of 2007:

- A decrease of NIS 85 million due to the cessation of consolidation of Bank Otsar Hahayal.
- A decrease of NIS 101 million stemming from the measurement of profit in derivative instruments on a fair value basis in contrast to measuring results of balance sheet financial activity on an accrual basis.
- An increase of NIS 62 million as a result of an increase in the volume of the Bank Group's financial activity.
- An increase of NIS 49 million in other financing income and expenses as a result of, among other things, an increase in financing income from problematic debts which was not previously recorded and from realization profits and adjustments to fair value of bonds.

The overall interest spread stood at 1.13% in the first quarter of 2007, compared with 1.24% in the same period last year. The decrease in the overall interest spread resulted mainly from the spread in the CPI-linked segment and also due to the increase in the volume of off-balance sheet activity in derivative financial instruments and their growing weight within the overall financial activity, which is executed at lower margins than balance sheet activity. The interest spread in the CPI-linked segment stood at 0.23% compared with 0.85% in the same period last year. The decrease in the overall interest spread stems mainly from the measurement of profit in off-balance sheet derivative instruments on a fair value basis in contrast to measuring results of balance sheet financial activity on an accrual basis. The sharp decrease in the CPI-linked interest rate gave rise to an increase in the value of the financial liabilities in derivative instruments.

Set out below is the contribution to profit from financing activity of the different linkage segments:

	For the three months ended March 31					
	2007			2006		
	Volume of activity	Contribution to profit, including effect of derivatives		Volume of activity	Contribution to profit, including effect of derivatives	
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**28.4**	**861**	**46.8**	26.2	825	43.7
CPI-linked	**12.7**	**94**	**5.1**	14.2	231	12.2
Foreign currency (including f.c. linked)	**58.9**	**442**	**24.0**	59.6	486	25.8
Other derivative financial instruments, net (non-ALM)	**-**	**116**	**6.3**	-	66	3.5
Other financing income, net	**-**	**327**	**17.8**	-	278	14.7
Total	**100.0**	**1,840**	**100.0**	100.0	1,886	99.9

Set out below is the development of financing profit by principal segments of activity:

	For the three months ended March 31		
	2007	2006	Change
	NIS millions		%
Households Segment	**491**	489	0.4
Private Banking Segment	**336**	343	(2.0)
Small Business Segment	**252**	250	0.8
Commercial Segment	**118**	116	1.7
Corporate Segment	**593**	586	1.2
Financial Management Segment	**50**	102	(51.0)
Total	**1,840**	1,886	(2.4)

The provision for doubtful debts was made on a conservative basis and with due regard for assessments of the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 181 million in the first three months of 2007, compared with NIS 242 million in the same period last year, a decrease of 25.2%.

The decrease in provisions in the first three months of 2007 as compared to the same period last year mainly occurred in the construction and real estate, and hotel sectors, as a result of an improvement in the repayment capability of borrowers. Conversely, provisions increased in the financial services sector and for private individuals.

With regard to the components of the specific provision for doubtful debts, see Appendix B to the Condensed Financial Statements.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the three months ended March 31		
	2007	2006	Change
	NIS millions		%
Households Segment	**43**	36	19.4
Private Banking Segment	**5**	9	(44.4)
Small Business Segment	**22**	29	(24.1)
Commercial Segment	**29**	41	(29.3)
Corporate Segment	**82**	127	(35.4)
Total	**181**	242	(25.2)

Set out below is the quarterly development of the provision for doubtful debts:

	2007	2006			
	Q1	Q4	Q3	Q2	Q1
	NIS millions				
Specific provision	**200**	243	260	244	248
Supplementary provision	**(19)**	(68)	13	52	(6)
Total	**181**	175	273	296	242
Ratio of specific provision to credit to the public:					
Balance sheet*	**0.43%**	0.52%	0.58%	0.52%	0.51%
Balance sheet and off-balance sheet*	**0.24%**	0.29%	0.32%	0.30%	0.31%

* Annualized.

The ratio of the specific provision for doubtful debts to the total (balance-sheet) balance of credit to the public at the Bank Group's risk reached 0.43%, in annual terms, in the first quarter of 2007, compared with 0.51% in the same period last year and 0.54% in the whole of 2006. The ratio to the overall balance of (balance-sheet and off-balance sheet) credit risk to the public reached 0.24% in the first three months of 2007, compared with 0.31% in the same period last year and 0.30% in the whole of 2006.

The supplementary provision for doubtful debts, which is performed for unidentified risk inherent in customer indebtedness portfolios, decreased by a total of NIS 19 million in the first three months of 2007, compared with a decrease of NIS 6 million in the same period last year.

The balance of the supplementary provision for doubtful debts totaled NIS 427 million on March 31, 2007.

The balance of the general provision totaled NIS 694 million on March 31, 2007.

Profit from financing activities after provision for doubtful debts totaled NIS 1,659 million in the first three months of 2007, compared with NIS 1,644 million in the same period last year, a increase of 0.9%.

Operating and other income totaled NIS 1,307 million in the first three months of 2007, compared with NIS 1,283 million in the same period last year, an increase of 1.9%.

Income from capital market activity decreased by 13.1% in the first three months of 2007 and totaled NIS 403 million, compared with NIS 464 million in the same period last year. Most of the decrease resulted from mutual fund management fees, which totaled NIS 13 million, compared with NIS 127 million in the same period last year, a decrease of 89.8%, due to the completion of the sale of mutual funds management rights which began in the end of the first quarter of 2006 and was finalized at the end of the year 2006. Income from mutual fund management fees which were collected by the Bank in the first quarter of 2007 originated from activity in the Bank's subsidiaries abroad. In addition, in the first quarter of 2007, the Bank recorded income from mutual fund distribution fees totaling NIS 30 million.

Income from provident fund management fees totaled NIS 109 million in the first quarter of 2007, similar to the income in the same period last year.

Income from fees in securities activity, totaled NIS 251 million, compared with NIS 229 million in the same period last year, an increase of 9.6%, as a result of an increase in volumes of activity.

Investments in shares contributed a net profit of NIS 125 million in the first three months of 2007, compared with a net profit of NIS 53 million in the same period last year. Most of the profit originated from dividend income from securities held in receivership, which based on the directive of the Supervisor of Banks, is included in the Bank's securities portfolio.

Operating and other income not derived from capital market activity and investment in shares totaled NIS 779 million in the first quarter of 2007, compared with NIS 766 million in the same period last year, an increase of 1.7%. Most of the increase derived from the contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 301 million, compared with NIS 269 million in the same period last year, an increase of 11.9%, which derived from an increase in volumes of activity. Likewise, income from payment services, computerized services and foreign trade activities all increased. These increases were offset by a decrease in account management fees and income from handling credit and preparing contracts. In the first quarter of 2006, higher income deriving mainly from fees related to the establishment of new credit facilities, in accordance with Proper Conduct of Banking Business Directive No. 325, was recorded.

Operating and other expenses totaled NIS 1,849 million in the first three months of 2007, compared with NIS 1,896 million in the same period last year, a decrease of 2.5%, originating in all expense items.

Salary expenses totaled NIS 1,134 million in the first three months of 2007, compared with NIS 1,163 million in the same period last year, a decrease of 2.5%. The decrease in salary expenses stemmed from the effect of the decrease in the Bank's share price on the provisions for share-based compensation plans and as a result of the sale of Bank Otsar Hahayal, whose results were included in the same period last year. This decrease offset an increase in salary due to ranking and promotion of employees and intake of new employees.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 308 million, similar to that in the same period last year.

Other expenses totaled NIS 407 million, compared with NIS 425 million in the same period last year, a decrease of 4.2%, mainly due to a decrease in marketing and advertising expenses, professional services, expenses for legal claims and from the cessation of consolidation of Bank Otsar Hahayal.

The coverage rate of operating and other expenses by operating and other income reached 70.7%, compared with 67.7% in the same period last year and 67.6% in the whole of 2006.

The Cost-Income ratio, calculated according to the ratio of operating and other expenses to profit from financing activity before provision for doubtful debts and operating and other income, reached 58.8%, compared with 59.8% in the same period last year and 58.9% in the whole of 2006.

Operating profit before taxes totaled NIS 1,117 million, compared with NIS 1,031 million in the same period last year, an increase of 8.3%.

The return of operating profit before taxes on average equity reached 26.8%, in annual terms, compared with 27.0% in the same period last year.

The provision for taxes on operating profit totaled NIS 488 million in the first three months of 2007, compared with NIS 427 million in the same period last year. The effective tax rate as a percentage of operating profit before taxes reached 43.7%, compared to the statutory tax rate of 38.5%.

The effective tax rate is higher than the statutory tax rate mainly due to the effects of appreciation of foreign currencies on the results of investment in subsidiaries abroad which are not included in the tax base, expenses which are not recognized for tax purposes and the effects of the negative CPI.

Operating profit after taxes totaled NIS 629 million in the first three months of 2007, compared with NIS 604 million in the same period last year, an increase of 4.1%.

The return of operating profit after taxes on average equity reached 14.5%, in annualized terms, in the first three months of 2007, compared with 15.3% in the same period last year.

The Bank's share in the net operating profits of equity-basis investees after taxes totaled NIS 84 million in the first three months of 2007, compared with NIS 32 million in the same period last year. The majority of the contribution to the profit stemmed from Clal Insurance Enterprises Holdings which contributed NIS 70 million, compared with NIS 23 million in the same period last year. The improvement in the contribution of Clal Insurance Enterprises Holdings was a result of a share issuance of a subsidiary and as a result of a change in the treatment of special risks reserves by insurance companies.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 23 million in the first three months of 2007, compared with NIS 17 million in the same period last year, an increase of 35.3%.

Net operating profit totaled NIS 690 million in the first three months of 2007, compared with NIS 619 million in the same period last year, an increase of 11.5%.

Net loss from extraordinary transactions after taxes amounted to NIS 55 million in the first three months of 2007, due mainly to recording of an expense for deferred taxes related to the anticipated realization of the investment in Bank Yahav. In the same period of 2006, profit totaled NIS 558 million, mainly due the sale of P.K.N. mutual funds management rights and from the sale of the Bank's holdings in Industrial Buildings.

Net profit of the Bank Group totaled NIS 635 million in the first three months of 2007, compared with NIS 1,177 million in the same period last year, a decrease of 46.0%.

Net profit per share amounted to NIS 0.50, compared with NIS 0.93 in the same period last year.

Set out below are details regarding return on equity, in annualized terms (in percent):

	2007	2006				
	Q1	Q4	Q3	Q2	Q1	Full Year
Net return of operating profit on equity	**16.0%**	15.4%	14.0%	16.7%	15.7%	14.7%
Net return on equity	**14.6%**	18.2%	19.0%	16.8%	31.3%	19.7%

Change in Return on Equity Calculation Method

In accordance with a directive of the Supervisor of Banks, the method of calculating return on shareholders' equity has changed, so that the calculation is based on average capital. Data from previous periods were restated. Until the change, return on equity was calculated based on shareholders' equity at the beginning of the year, plus weighted proceeds of issued capital.

Set out below are data regarding returns on equity, as they were calculated in previous years:

	2006				
	Q4	Q3	Q2	Q1	Full Year
Net return of operating profit on equity	15.2%	14.0%	16.3%	16.1%	15.4%
Net return on equity	18.0%	19.0%	16.3%	32.3%	20.7%

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 290.8 billion, compared to NIS 282.9 billion at the end of 2006, an increase of 2.8%.

The consolidated balance sheet as at March 31, 2006 includes the balance sheet balances of Bank Otsar Hahayal. The Bank ceased to include the balance sheet balances of Bank Otsar Hahayal subsequent to the sale of the Bank's full holdings in Bank Otsar Hahayal in August 2006. For details regarding the sale of the Bank's holdings in Bank Otsar Hahayal, see Note 7 to the Condensed Financial Statements.The balance sheet as at March 31, 2006, neutralizing Bank Otsar Hahayal items totaled NIS 285.3 billion compared with NIS 294.5 billion as appears in the financial statements.

Set out below are the developments in the main balance sheet items:

	Mar. 31, 2007	Dec. 31, 2006	Change	
		NIS millions		%
Total balance sheet	**290,820**	282,864	7,956	2.8
Credit to the public	**187,092**	186,463	629	0.3
Cash on hand and deposits with banks	**42,799**	39,750	3,049	7.7
Securities	**48,289**	44,456	3,833	8.6
Deposits from the public	**220,976**	217,004	3,972	1.8
Bonds and subordinated notes	**18,158**	18,384	(226)	(1.2)
Shareholders' equity	**18,493**	18,233	260	1.4

Off-Balance Sheet Activity

Set out below are the developments in the balance of holdings of off-balance sheet monetary assets of the Bank Group's customers(1):

	Mar. 31, 2007	Dec. 31, 2006	Change	
		NIS millions		%
Mutual funds*(2)	**48,249**	44,449	3,800	8.5
Provident funds and advanced study funds**(2)	**99,508**	96,432	3,076	3.2
Customers' securities portfolios	**392,749**	379,204	13,545	3.6
Total(1)	**540,506**	520,085	20,421	3.9

* Upon completion of the sale of all mutual fund management rights, these balances reflect Bank customers' holdings in mutual funds.

** Of which, assets of provident funds managed by the Bank Group which are designated for sale, in the amount of NIS 65,821 million, as noted in the Capital Market Activity section below.

(1) Including customers' assets for which the Bank Group provides management, operation, and safekeeping services.

(2) For further details regarding the sale of provident and mutual fund management rights, see Note 4 to the Condensed Financial Statements.

Credit to the public as at March 31, 2007 amounted to NIS 187.1 billion, compared with NIS 186.5 billion at the end of 2006, an increase of 0.3%, stemming from an increase in the volumes of credit in Bank Hapoalim Switzerland and Bank Pozitif. This increase was offset by the influence of the appreciation of the shekel exchange rate against the dollar and from the negative CPI during the reporting period.

Set out below is the development of overall credit risk* to the public, by principal sectors of the economy:

	March 31, 2007		December 31, 2006		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic Sectors	NIS millions	%	NIS millions	%	%
Agriculture	**1,562**	**0.4**	1,535	0.4	1.8
Industry	**43,076**	**12.2**	44,539	12.8	(3.3)
Construction & real estate	**49,544**	**14.0**	49,794	14.3	(0.5)
Electricity & water	**6,763**	**1.9**	6,535	1.9	3.5
Commerce	**20,208**	**5.7**	20,443	5.9	(1.1)
Hotels, hospitality & food services	**6,027**	**1.7**	5,985	1.7	0.7
Transportation & storage	**8,345**	**2.4**	8,460	2.4	(1.4)
Communications & computer services	**6,830**	**1.9**	7,092	2.0	(3.7)
Financial services	**63,901**	**18.1**	59,949	17.3	6.6
Business & other services	**13,646**	**3.9**	12,301	3.5	10.9
Public & community services	**9,313**	**2.6**	9,681	2.8	(3.8)
Private individuals - housing loans	**40,603**	**11.5**	39,413	11.4	3.0
Private individuals - other	**78,647**	**22.3**	77,137	22.2	2.0
Other debtors in respect of credit cards	**4,571**	**1.3**	4,366	1.3	4.7
Total	**353,036**	**100.0**	347,230	100.0	1.7

* Including off-balance sheet credit risk, investments in bonds by the public, and assets arising from derivative instruments executed with the public as the counter-party.

Securities held by the Bank Group totaled NIS 48.3 billion, compared with NIS 44.5 billion at the end of 2006, an increase of 8.6%, which mainly resulted from ongoing investments in government bonds and from an increase in the investment in Mortgage Backed Securities (MBS) by about USD 200 million.

Total deposits amounted to NIS 235.3 billion, compared with NIS 227.3 billion at the end of 2006.These deposits include deposits from the public, deposits from the government and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 221.0 billion, compared with NIS 217.0 billion at the end of 2006, an increase of 1.8%.

Bonds and subordinated notes totaled NIS 18.2 billion, compared with NIS 18.4 billion at the end of 2006,a decrease of 1.2%, which mainly resulted from maturities of subordinated notes and bonds.

Shareholders' equity totaled NIS 18.5 billion, compared with NIS 18.2 billion at the end of 2006, an increase of 1.4%, mainly due to the net profit in this period, which was offset by dividends paid in the amount of NIS 378 million.

The ratio of shareholders' equity to total assets reached 6.4%, similar to the ratio at the end of 2006.

The ratio of capital to risk-weighted assets reached 10.65%, compared to 10.53% at the end of 2006.
The ratio of core (Tier 1) capital to risk assets was 7.52%, compared with 7.41% at the end of 2006. Tier 1 capital includes subordinated capital notes in the amount of NIS 477 million, which were authorized by the Supervisor of Banks as "hybrid capital subordinated notes".
The ratio of supplementary (Tier 2) capital to risk assets reached 3.14%, compared with 3.13% at the end of 2006.Tier 2 capital includes upper Tier 2 capital (subordinated capital notes and general provision for doubtful debts), the balance of which totaled NIS 1,457 million on March 31, 2007, and contributed 0.57 percentage points to the overall capital ratio.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches and representative offices, in all areas of banking and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via six segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division for decision-making and to analyze the Group's business results.

The segments of activity are presented according to characteristics stipulated by the Supervisor of Banks. A detailed description of the segments of activity and the manner of their measurement appears in the Annual Report for 2006.

Set out below are the results of operations of the Bank Group, by segments:

A. Net Operating Profit

	For the three months ended March 31		
	2007	2006	Change
	NIS millions		%
Households segment	**85**	77	10.4
Private Banking segment	**121**	151	(19.9)
Small Business segment	**76**	66	15.2
Commercial segment	**30**	19	57.9
Corporate segment	**302**	249	21.3
Financial Management segment	**75**	67	11.9
Others and Adjustments	**-**	(10)	
Total	**690**	619	11.5

B. Net Profit*

	For the three months ended March 31		
	2007	2006	Change
	NIS millions		%
Households segment	**44**	137	(67.9)
Private Banking segment	**121**	564	(78.5)
Small Business segment	**76**	97	(21.6)
Commercial Banking segment	**30**	25	20.0
Corporate segment	**302**	249	21.3
Financial Management segment	**65**	115	(43.5)
Others and Adjustments	**(3)**	(10)	(70.0)
Total	**635**	1,177	(46.0)

* Net profit, according to Bank of Israel directive, also includes the results of the sale of subsidiaries and other assets (mutual fund management rights and provident fund management rights). In the first quarter of 2007, a loss of NIS 55 million was included which stemmed from the recording of an expense for deferred taxes related to the anticipated realization of Bank Yahav, which is attributed mostly to the Households segment. In the first quarter of 2006, profit in the amount of NIS 558 million derived mostly from the sale of management rights of P.K.N. and the Bank's holdings in Industrial Buildings. Most of the contribution was allocated to the Private Banking Segment, in the amount of NIS 413 million, and to the Households Segment, in the amount of NIS 60 million.

C. Balance Sheet Balances

	Credit to the public			Deposits from the public		
	Mar. 31, 2007	Dec. 31, 2006	Change	**Mar. 31, 2007**	Dec. 31, 2006	Change
	NIS millions		%	NIS millions		%
Households Segment	**40,894**	40,816	0.2	**35,107**	35,876	(2.1)
Private Banking Segment	**20,724**	19,362	7.0	**108,564**	107,341	1.1
Small Business Segment	**18,367**	18,594	(1.2)	**16,961**	16,289	4.1
Commercial Segment	**14,620**	14,439	1.3	**6,651**	6,691	(0.6)
Corporate Segment	**91,728**	92,275	(0.6)	**33,820**	28,743	17.7
Financial Management Segment	**759**	977	(22.3)	**19,873**	22,064	(9.9)
Total	**187,092**	186,463	0.3	**220,976**	217,004	1.8

D. Public's Assets

	The public's assets under management		
	Mar. 31, 2007	Dec. 31, 2006	Change
	NIS millions		%
Households segment	**48,380**	44,868	7.8
Private Banking segment	**130,259**	126,165	3.2
Small Business segment	**15,173**	14,474	4.8
Commercial segment	**8,553**	8,095	5.7
Corporate segment	**108,775**	102,910	5.7
Others and Adjustments	**229,365**	223,573	2.6
Total	**540,505**	520,085	3.9

Set out below are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net operating profit in the Households Segment totaled NIS 85 million, versus NIS 77 million in the same period last year, an increase of 10.4%. The segment's income totaled NIS 845 million in the first three months of 2007, compared with NIS 856 million in the same period last year, a decrease of 1.3%. The decrease is due to less income from capital markets and housing finance and from the cessation of consolidation of Bank Otsar Hahayal, and was offset by an increase in financing profit.

The provision for doubtful debts totaled NIS 43 million in the first three months of 2007, compared with NIS 36 million in the same period last year.

The segment's expenses decreased by 5.3% and amounted to NIS 630 million, compared with NIS 665 million in the same period last year, stemming mainly from a decrease in salary expenses and from the cessation of consolidation of Bank Otsar Hahayal.

The segment's results include a loss of NIS 41 million stemming from the recording of an expense for deferred taxes related to the anticipated realization of Bank Yahav. In the same period last year, the segment's results included an extraordinary profit reflecting the segment's share of the profit from the sale of management rights of P.K.N. which totaled NIS 60 million.

Net profit of the Households Segment totaled NIS 44 million, compared with NIS 137 million in the same period last year, a decrease of 67.9%.

Credit to the public totaled NIS 40.9 billion on March 31, 2007, compared with NIS 40.8 billion at the end of 2006.

Deposits from the public totaled NIS 35.1 billion on March 31, 2007, compared with NIS 35.9 billion at the end of 2006.

Set out below are data regarding new loans granted and refinancing of loans, in all segments of activity, for purchases of homes and via mortgages of homes:

	For the three months ended March 31	
	2007	2006
	NIS millions	
From Finance Ministry funds:		
Loans	**104**	96
Grants	**2**	2
Total from Finance Ministry funds	**106**	98
Loans from Bank funds:	**1,309**	1,109
Total new loans	**1,415**	1,207
Old loans refinanced from Bank funds	**230**	212
Total loans granted	**1,645**	1,419

Set out below are the condensed results of operations of the Households Segment:

	For the three months ended March 31, 2007				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit from financing activities before provision for doubtful debts:					
- From externals	**362**	**10**	**1**	**194**	**567**
- Inter-segmental	**73**	**-**	**-**	**(149)**	**(76)**
Operating and other income:					
- From externals	**155**	**135**	**55**	**28**	**373**
- Inter-segmental	**(15)**	**-**	**(4)**	**-**	**(19)**
Total income	**575**	**145**	**52**	**73**	**845**
Provision for doubtful debts	**31**	**-**	**-**	**12**	**43**
Operating and other expenses:					
- From externals	**553**	**78**	**26**	**34**	**691**
- Inter-segmental	**(61)**	**-**	**-**	**-**	**(61)**
Operating profit before taxes	**52**	**67**	**26**	**27**	**172**
Provision for taxes on operating profit	**31**	**26**	**10**	**10**	**77**
Operating profit after taxes	**21**	**41**	**16**	**17**	**95**
Minority interests' share in profits of consolidated companies	**(1)**	**(4)**	**(5)**	**-**	**(10)**
Net operating profit	**20**	**37**	**11**	**17**	**85**
Net loss from extraordinary transactions, after taxes	**(41)**	**-**	**-**	**-**	**(41)**
Net profit (loss)*	**(21)**	**37**	**11**	**17**	**44**
Net Return of operating profit on equity[2]	**8.1%**	**52.7%**	**-**	**5.0%**	**13.0%**
Net Return on equity*[2]	**(8.0%)**	**52.7%**	**-**	**5.0%**	**6.6%**
Average balance of assets	**21,851**	**5,747**	**-**	**20,462**	**48,060**
Average balance of liabilities	**35,487**	**5,877**	**-**	**-**	**41,364**
Average balance of risk assets	**16,505**	**5,354**	**-**	**17,240**	**39,099**
Average balance of provident fund, mutual fund, and advanced study fund assets	**-**	**-**	**35,077**	**-**	**35,077**
Average balance of other assets under management	**-**	**-**	**4,752**	**-**	**4,752**
Average balance of securities in custody	**-**	**-**	**8,213**	**-**	**8,213**
Balance of Credit to the Public at March 31, 2007	**15,042**	**5,406**	**-**	**20,446**	**40,894**
Balance of Deposits from the Public at March 31, 2007	**35,107**	**-**	**-**	**-**	**35,107**

* In accordance with the Bank of Israel's directives, the segment's results include the results of the sale of companies and other assets which are attributed to the segment's customers, under the item Profit (loss) from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Set out below are the condensed results of operations of the Households Segment (continued):

	For the three months ended March 31, 2006				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	218	10	2	315	545
- Inter-segmental	211	-	-	(267)	(56)
Operating and other income:					
- From externals	158	134	62	33	387
- Inter-segmental	(16)	-	(4)	-	(20)
Total income	571	144	60	81	856
Provision for doubtful debts	16	-	-	20	36
Operating and other expenses:					
- From externals	583	79	28	33	723
- Inter-segmental	(58)	-	-	-	(58)
Operating profit before taxes	30	65	32	28	155
Provision for taxes on operating profit	14	26	13	11	64
Operating profit after taxes	16	39	19	17	91
Minority interests' share in profits of consolidated companies	(4)	(5)	(5)	-	(14)
Net operating profit	12	34	14	17	77
Net profit from extraordinary transactions, after taxes	-	-	60	-	60
Net profit*	12	34	74	17	137
Net Return of operating profit on equity[2]	5.0%	62.5%	-	5.6%	13.0%
Net Return on equity*[2]	5.0%	62.5%	-	5.6%	23.9%
Average balance of assets	22,907	5,313	53	20,505	48,778
Average balance of liabilities	37,024	5,308	204	-	42,536
Average balance of risk assets	16,295	4,365	-	16,054	36,714
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	32,826	-	32,826
Average balance of other assets under management	-	-	2,843	-	2,843
Average balance of securities in custody	-	-	7,761	-	7,761
Balance of Credit to the Public at March 31, 2006	16,401	4,941	-	20,550	41,892
Balance of Deposits from the Public at March 31, 2006	36,933	-	-	-	36,933

* In accordance with the Bank of Israel's directives, the segment's net profit includes the results of the sale of companies and other assets (mutual and provident fund management rights) which are attributed to the segment's customers, under the item Profit from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, mutual funds, and securities activity.

(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Restrictions and supervision of the segment's activity

- In January 2005, the Economics Committee, together with the Antitrust Commissioner and the Supervisor of Banks, formulated a package deal that includes the cancellation of line item fees and fixed account management fees for household customers, with the minimum cost for management of an account to stand at NIS 10 per month. Within the package deal for households, private customers are given the choice of selecting a basic "basket" (defined by the Bank of Israel) that includes a range of current account transactions at a monthly price of NIS 18. In addition, fees were frozen for a period of one year.

  The Bank announced its agreement to adopt the package deal, and implemented it on October 2, 2005.

  Discussions regarding the banking fees are currently underway in the Knesset Economics Committee. Three private law proposals related to banking services are being discussed, including increased supervision of bank fees, freezing fee amounts, reducing the number of fees in the bank's price list, and various other matters.

  The following are the main principles of the law proposals:

  1. Proposed Banking Law (Service to Customers) (Amendment - Advancement of Competition), 5766-2006: A banking corporation shall not charge a private customer fees in the following cases: a fee for a service not made available to the customer; more than one fee for a service provided to the customer; a fee for a service charged or credited with interest or rate differentials, unless the Supervisor has authorized such a fee. In addition, the Supervisor, after consulting with the advisory committee and with the authorization of the Knesset Economics Committee, shall formulate a list of types of services provided to customers for which no fees shall be charged except as a unit, provided that there are no less than two fee packages. The proposal further refers to facilitation of customers' transitions between banks.
  2. Proposed Banking Law (Service to Customers) (Amendment No. 13) (Regulation of Supervision and Restriction of Fees), 5766-2006: Proposes stipulation by law of the causes in respect of which the Supervisor of Banks shall be authorized to intervene in fee rates: fees that may act as a barrier to competition; fees in which there is no competition between the banking corporations due to the absence of an alternative, when the customer must perform a particular transaction at a particular banking corporation; fees for essential services related to current accounts; and fees charged with insufficient justification. The law also stipulates a mechanism for the manner of approval of an increase in a fee by the Supervisor of Banks.

3. Proposed Banking Law (Service to Customers) (Amendment - Restriction of Bank Fees): The law proposal stipulates that fees for primary services shall not be raised at a rate higher than that approved by the Supervisor of Banks; furthermore, the fee shall be raised at the date of payment of the cost-of-living increment to salaried employees; the Supervisor may permit a banking corporation to raise the fee at a different date.

These law proposals were approved in the first reading in the Knesset plenum on March 6, 2007, and were transferred to the Economics Committee for preparation for final approval (second and third reading).

On January 22, 2007, the Bank of Israel delivered its law proposal regarding the supervision of bank fees to the Ministry of Finance. A memorandum of the proposal was published and recently delivered for comments.

In addition to the process of promoting three private law proposals and the government's law proposal, a parliamentary inquiry committee was established in the Knesset to discuss the subject of fees and competition in the banking system. The committee's discussions are held within the Economics Committee.

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration that Isracard is the holder of a monopoly, see the "Subsidiary and Affiliated Companies" section below.
- With regard to The Supervisor of Banks Directive concerning deviations from credit limits in current accounts, see the "Households Segment" section in the Financial Statements as at December 31, 2006.

Legal proceedings

See Note 5 to the condensed financial statements.

The Private Banking Segment

Net operating profit of the Private Banking Segment totaled NIS 121 million in the first three months of 2007, compared with NIS 151 million in the same period last year, a decrease of 19.9% stemming from a decrease in income from capital markets and from the erosion of the segment's investments abroad due to the appreciation of the shekel against foreign currencies.

The Segment's income in the first three months of 2007 totaled NIS 669 million, compared with NIS 753 million in the same period last year, a decrease of 11.2%, which resulted from a decrease in income from capital markets as a result of the sale of the management rights of P.K.N. mutual funds which are an important component in the segment's income and from cessation of consolidation of Bank Otsar Hahayal. Likewise, income from activity abroad decreased due to lower income from the capital market. This decrease was offset by an increase in financing income from the segment's activity in Israel.

The provision for doubtful debts totaled NIS 5 million, compared with NIS 9 million in the same period last year.

Income from credit card activity totaled NIS 60 million, compared with NIS 58 million in the same period last year, an increase of 3.4%.

The Segment's expenses totaled NIS 442 million compared with NIS 482 million in the same period last year, a decrease of 8.3%.

In the first quarter of 2006, the segment's results included an extraordinary net profit reflecting the segment's share of the profit from the sale of management rights of P.K.N. in the amount of NIS 413 million.

Net profit of the Private Banking Segment totaled NIS 121 million, compared with NIS 564 million in the same period last year, a decrease of 78.5%.

Credit to the public totaled NIS 20.7 billion on March 31, 2007, compared with NIS 19.4 billion at the end of 2006, an increase of 6.7% .

Deposits from the public totaled NIS 108.6 billion on March 31, 2007, compared with NIS 107.3 billion at the end of 2006, an increase of 1.2%.

Set out below are the condensed operating results of the Private Banking Segment:

	For the three months ended March 31, 2007					
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	(101)	5	7	49	(181)	(221)
- Inter-segmental	357	-	-	(41)	241	557
Operating and other income:						
- From externals	41	55	172	5	99	372
- Inter-segmental	(6)	-	(32)	-	(1)	(39)
Total income	291	60	147	13	158	669
Provision for doubtful debts	2	-	-	3	-	5
Operating and other expenses:						
- From externals	204	30	69	7	123	433
- Inter-segmental	9	-	-	-	-	9
Operating profit before taxes	76	30	78	3	35	222
Provision for taxes on operating profit	38	12	37	1	13	101
Net profit	38	18	41	2	22	121
Net Return of operating profit on equity[2]	67.3%	52.3%	-	2.5%	25.0%	49.2%
Net Return on equity[2]	67.3%	52.3%	-	2.5%	25.0%	49.2%
Average balance of assets	4,692	2,419	-	5,730	8,769	21,610
Average balance of liabilities	81,325	2,370	-	-	27,956	111,651
Average balance of risk assets	3,679	2,159	-	3,492	4,094	13,424
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	50,754	-	4,394	55,148
Average balance of other assets under management	-	-	352	-	3,324	3,676
Average balance of securities in custody	-	-	43,996	-	27,209	71,205
Balance of Credit to the Public at March 31, 2007	4,843	2,180	-	5,805	7,896	20,724
Balance of Deposits from the Public at March 31, 2007	79,996	-	-	-	28,568	108,564

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended March 31, 2006					
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Activity abroad	Total
	NIS millions					
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	(1,096)	4	8	72	(134)	(1,146)
- Inter-segmental	1,346	-	-	(63)	206	1,489
Operating and other income:						
- From externals	42	54	215	6	128	445
- Inter-segmental	(6)	-	(29)	-	-	(35)
Total income	286	58	194	15	200	753
Provision for doubtful debts	4	-	-	5	-	9
Operating and other expenses:						
- From externals	227	30	82	7	128	474
- Inter-segmental	8	-	-	-	-	8
Operating profit before taxes	47	28	112	3	72	262
Provision for taxes on operating profit	20	11	46	1	31	109
Operating profit after taxes	27	17	66	2	41	153
Minority interests' share in profits of consolidated companies	(2)	-	-	-	-	(2)
Net operating profit	25	17	66	2	41	151
Net profit from extraordinary transactions, after taxes[2]	-	-	413	-	-	413
Net profit	25	17	479	2	41	564
Net Return of operating profit on equity[3]	41.8%	65.9%	-	2.8%	43.1%	65.6%
Net Return on equity*[3]	41.8%	65.9%	-	2.8%	43.1%	408.7.%
Average balance of assets	4,705	2,247	-	5,146	9,249	21,347
Average balance of liabilities	82,642	2,141	-	-	30,494	115,277
Average balance of risk assets	3,821	1,760	-	3,246	4,678	13,505
Average balance of provident fund, mutual fund, and advanced study fund assets	4,803	-	53,908	-	6,608	65,319
Average balance of other assets under management	-	-	521	-	1,663	2,184
Average balance of securities in custody	-	-	33,268	-	34,358	67,626
Balance of Credit to the Public at March 31, 2006	4,635	1,993	-	5,192	8,533	20,353
Balance of Deposits from the Public at March 31, 2006	83,248	-	-	-	30,394	113,642

* In accordance with the Bank of Israel's directives, the segment's net profit includes the results of the sale of companies and other assets (mutual and provident fund management rights) which are attributed to the segment's customers, under the item Profit from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, mutual funds, and securities activity.

(2) Mainly includes profit attributed to the segment from the sale of the management rights of P.K.N. mutual funds.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Restrictions and supervision of the segment's activity

- With regard to The Supervisor of Banks Directive concerning deviations from credit limits in current accounts, see the "Households Segment" section in the Financial Statements as at December 31, 2006.
- With regard to the regulatory involvement in the area of banking fees, see the "Households Segment" section above.

Legal proceedings

See Note 5 to the condensed financial statements.

The Small Business Segment

Net profit of the Small Business Segment totaled NIS 76 million, compared with NIS 97 million in the same period last year, a decrease of 21.6%. The Segment's income totaled NIS 368 million in the first three months of 2007, compared with NIS 379 million in the same period last year, a decrease of 2.9%.

The provision for doubtful debts totaled NIS 22 million in the first three months of 2007, compared with NIS 29 million in the same period last year.

The segment's expenses totaled NIS 208 million, compared with NIS 237 million in the same period last year, a decrease of 12.2%.

In the first quarter of 2006, the segment's results included an extraordinary net profit of NIS 31 million mainly from the sale of management rights of P.K.N.

Set out below are the condensed operating results of the Small Business Segment:

	For the three months ended March 31, 2007				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	287	1	1	27	316
- Inter-segmental	(43)	-	-	(21)	(64)
Operating and other income:					
- From externals	85	22	19	2	128
- Inter-segmental	(9)	-	(3)	-	(12)
Total income	320	23	17	7	368
Provision for doubtful debts	20	-	-	2	22
Operating and other expenses:					
- From externals	175	12	7	3	197
- Inter-segmental	11	-	-	-	11
Operating profit before taxes	114	11	10	3	138
Provision for taxes on operating profit	53	4	4	1	62
Net profit	61	77	6	2	76
Net Return of operating profit on equity[2]	37.4%	63.0%	-	5.6%	36.6%
Net Return on equity[2]	37.4%	63.0%	-	5.6%	36.6%
Average balance of assets	15,221	865	-	2,948	19,034
Average balance of liabilities	16,561	948	-	-	17,509
Average balance of risk assets	11,834	864	-	1,794	14,492
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	8,484	-	8,484
Average balance of other assets under management	-	-	19	-	19
Average balance of securities in custody	-	-	6,603	-	6,603
Balance of Credit to the Public at March 31, 2007	14,519	872	-	2,976	18,367
Balance of Deposits from the Public at March 31, 2007	16,961	-	-	-	16,961

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended March 31, 2006				
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	198	1	1	42	242
- Inter-segmental	43	-	-	(35)	8
Operating and other income:					
- From externals	93	22	22	3	140
- Inter-segmental	(8)	-	(3)	-	(11)
Total income	326	23	20	10	379
Provision for doubtful debts	26	-	-	3	29
Operating and other expenses:					
- From externals	207	12	7	2	228
- Inter-segmental	9	-	-	-	9
Operating profit before taxes	84	11	13	5	113
Provision for taxes on operating profit	35	4	5	2	46
Operating profit after taxes	49	7	8	3	67
Minority interests' share in profits of consolidated companies	(1)	-	-	-	(1)
Net operating profit	48	7	8	3	66
Net profit from extraordinary transactions, after taxes(2)	-	-	31	-	31
Net profit	48	7	39	3	97
Net Return of operating profit on equity(3)	29.4%	84.0%	-	9.6%	33.0%
Net Return on equity*(3)	29.4%	84.0%	-	9.6%	51.1%
Average balance of assets	15,317	793	-	2,816	18,926
Average balance of liabilities	14,332	856	-	-	15,188
Average balance of risk assets	11,953	704	-	1,670	14,327
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	8,795	-	8,795
Average balance of other assets under management	-	-	30	-	30
Average balance of securities in custody	-	-	3,597		3,597
Balance of Credit to the Public at March 31, 2006	14,708	797	-	2,838	18,343
Balance of Deposits from the Public at March 31, 2006	14,410	-	-	-	14,410

* In accordance with the Bank of Israel's directives, the segment's net profit includes the results of the sale of companies and other assets (mutual and provident fund management rights) which are attributed to the segment's customers, under the item Profit from Extraordinary Transactions, After Taxes.

(1) Management fees for provident funds, mutual funds, and securities activity.

(2) Mainly includes profit from the sale of management rights of P.K.N.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Restrictions and supervision of the segment's activity

- With regard to The Supervisor of Banks Directive concerning deviations from credit limits in current accounts, see the "Households Segment" section in the Financial Statements as at December 31, 2006.
- With regard to the regulatory involvement in the area of banking fees, see the "Households Segment" section above.

Legal proceedings

See Note 5 to the condensed financial statements.

The Commercial Segment

Net profit of the Commercial Segment totaled NIS 30 million, compared with NIS 25 million in the same period last year, an increase of 20.0%. The Segment's income totaled NIS 147 million in the first three months of 2007, compared with NIS 143 million in the same period last year, an increase of 2.8%.

In the first quarter of 2006, the segment's results included an extraordinary net profit of NIS 6 million from the sale of management rights of P.K.N.

The provision for doubtful debts in the first three months of 2007 totaled NIS 29 million, compared with NIS 41 million in the same period last year.

Credit totaled NIS 14.6 billion on March 31, 2007, compared with NIS 14.4 billion at the end of 2006.

Deposits from the public totaled NIS 6.7 billion on March 31, 2007, similar to the balance at the end of 2006.

Set out below are the condensed operating results of the Commercial Segment:

	For the three months ended March 31, 2007		
	Banking and financial services[(1)]	Construction and real estate	Total
	NIS millions		
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	150	44	194
- Inter-segmental	(59)	(17)	(76)
Operating and other income:			
- From externals	29	6	35
- Inter-segmental	(6)	-	(6)
Total income	114	33	147
Provision for doubtful debts	20	9	29
Operating and other expenses:			
- From externals	40	7	47
- Inter-segmental	15	-	15
Operating profit before taxes	39	17	56
Provision for taxes on operating profit	19	7	26
Net profit	20	10	30
Net return of operating profit on equity[(2)]	13.6%	15.4%	14.1%
Net return on equity[(2)]	13.6%	15.4%	14.3%
Average balance of assets	10,743	3,901	14,644
Average balance of liabilities	6,259	690	6,949
Average balance of risk assets	10,595	3,614	14,209
Average balance of provident fund, mutual fund, and advanced study fund assets	3,852	105	3,957
Average balance of other assets under management	6	-	6
Average balance of securities in custody	3,867	458	4,325
Balance of Credit to the Public at March 31, 2007	10,878	3,742	14,620
Balance of Deposits from the Public at March 31, 2007	5,950	701	6,651

(1) Includes credit card and capital market activity.
(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended March 31, 2006		
	Banking and financial services(1)	Construction and real estate	Total
	NIS millions		
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	164	64	228
- Inter-segmental	(76)	(36)	(112)
Operating and other income:			
- From externals	29	5	34
- Inter-segmental	(7)	-	(7)
Total income	110	33	143
Provision for doubtful debts	42	(1)	41
Operating and other expenses:			
- From externals	50	6	56
- Inter-segmental	13	-	13
Operating profit before taxes	5	28	33
Provision for taxes on operating profit	3	11	14
Operating profit after taxes	2	17	19
Net profit from extraordinary transactions, after taxes(2)	6	-	6
Net profit	8	17	25
Net return of operating profit on equity(3)	1.4%	34.7%	10.7%
Net return on equity*(3)	6.1%	34.7%	14.2%
Average balance of assets	9,917	3,434	13,351
Average balance of liabilities	4,648	919	5,567
Average balance of risk assets	9,243	3,070	12,313
Average balance of provident fund, mutual fund, and advanced study fund assets	3,624	145	3,769
Average balance of other assets under management	-	15	15
Average balance of securities in custody	2,819	735	3,554
Balance of Credit to the Public at March 31, 2006	12,334	3,221	15,555
Balance of Deposits from the Public at March 31, 2006	5,775	860	6,635

* In accordance with the Bank of Israel's directives, the segment's net profit includes the results of the sale of companies and other assets (mutual and provident fund management rights) which are attributed to the segment's customers, under the item Profit from Extraordinary Transactions, After Taxes.

(1) Includes credit card and capital market activity.

(2) Mainly includes profit attributed to the segment from the sale of mutual funds management rights of P.K.N.

(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Restrictions and supervision of the Segment's activity

- With regard to the Directive of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the Households Segment section in the Financial Statements as at December 31, 2006.
- With regard to the regulatory involvement in the area of banking fees, see the "Households Segment" section above.

Legal proceedings

See Note 5 to the condensed financial statements.

The Corporate Segment

Net profit of the Corporate Segment totaled NIS 302 million, compared with NIS 249 million in the same period last year, an increase of 21.3%, mainly resulting from a decrease in the provisions for doubtful debts and from income from shares.

The segment's income totaled NIS 793 million in the first three months of 2007, compared with NIS 689 million in the same period last year, an increase of 15.1%. The increase in income mainly resulted from dividends from securities held in receivership as credit collateral, which based on the directive of the Supervisor of Banks, are included in the Bank's securities portfolio.

The provision for doubtful debts totaled NIS 82 million in the first three months of 2007, compared with NIS 127 million in the same period last year, a 35.4% decrease, resulting from improvement in the repayment capability of borrowers, mainly in the construction and real estate and hotels sectors.

A profit of NIS 49 million was recorded in the area of construction and real estate, compared with a loss of NIS 8 million in the same period last year. The improvement resulted from a decrease in expenses for doubtful debts and from an increase in profit from financing activity.

Profit from the segment's activity abroad increased from NIS 36 million in the same period last year to NIS 44 million mainly as a result of the inclusion of the activity of Bank Pozitif and the activity in the U.S.

Credit to the public totaled NIS 91.7 billion on March 31, 2007, compared with NIS 92.3 billion at the end of 2006, a decrease of 0.7%, which resulted from the appreciation of the shekel against the dollar and from the effects of the negative CPI.

Deposits from the public totaled NIS 33.8 billion on March 31, 2007, compared with NIS 28.7 billion at the end of 2006, an increase of 17.7%.

Set out below are the condensed operating results of the Corporate Segment:

	For the three months ended March 31, 2007			
	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	518	249	252	1,019
- Inter-segmental	(202)	(110)	(114)	(427)
Operating and other income:				
- From externals	177	6	18	201
Total income	493	144	156	793
Provision for doubtful debts	35	45	2	82
Operating and other expenses:				
- From externals	68	17	69	154
- Inter-segmental	20	3	-	23
Operating profit before taxes	370	79	85	534
Provision for taxes on operating profit	161	30	33	224
Operating profit after taxes	209	49	52	310
Minority interests' share in profits (loss) of consolidated companies	-	-	(8)	(8)
Net profit	209	49	44	302
Net return of operating profit on equity[2]	29.8%	11.5%	14.2%	21.0%
Net return on equity[2]	29.8%	11.5%	14.2%	21.0%
Average balance of assets	54,941	24,491	17,989	97,421
Average balance of liabilities	26,735	2,991	5,193	34,919
Average balance of risk assets	54,606	24,107	17,640	96,353
Average balance of provident fund, mutual fund, and advanced study fund assets	14,370	582	-	14,952
Average balance of other assets under management	14,972	-	-	14,972
Average balance of securities in custody	65,666	9,360	-	75,026
Balance of Credit to the Public at March 31, 2007	52,745	25,389	13,594	91,728
Balance of Deposits from the Public at March 31, 2007	28,120	3,224	2,476	33,820

(1) Includes credit card and capital market activity.
(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended March 31, 2006			
	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	1,093	394	195	1,682
- Inter-segmental	(723)	(273)	(100)	(1,096)
Operating and other income:				
- From externals	88	10	1	99
- Inter-segmental	4	-	-	4
Total income	462	131	96	689
Provision for doubtful debts	3	124	-	127
Operating and other expenses:				
- From externals	66	17	32	115
- Inter-segmental	20	4	-	24
Operating profit before taxes	373	(14)	64	423
Provision for taxes on operating profit	152	(6)	28	174
Net profit	221	(8)	36	249
Net return of operating profit on equity[2]	28.5%	(2.0%)	12.6%	17.2%
Net return on equity[2]	28.5%	(2.0%)	12.6%	17.2%
Average balance of assets	62,255	23,617	15,370	101,242
Average balance of liabilities	22,688	2,486	3,104	28,278
Average balance of risk assets	60,733	22,976	15,682	99,391
Average balance of provident fund, mutual fund, and advanced study fund assets	15,250	584	-	15,834
Average balance of other assets under management	9,593	-	-	9,593
Average balance of securities in custody	38,045	6,099	-	44,144
Balance of Credit to the Public at March 31, 2006	61,973	23,737	11,265	96,975
Balance of Deposits from the Public at March 31, 2006	22,469	2,505	2,744	27,718

(1) Includes credit card and capital market activity.
(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated for the activity.

Restrictions and supervision of the Segment's activity

- With regard to the Directive of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the Households Segment section in the Financial Statements as at December 31, 2006.
- With regard to the regulatory involvement in the area of banking fees, see the "Households Segment" section above.

Legal proceedings

See Note 5 to the condensed financial statements.

The Financial Management Segment

The activity of this segment includes the management of the Bank's proprietary portfolio (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity exposures resulting from Bank customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products. This segment's activity also includes the activity of the dealing rooms in financial instruments in foreign and local currency.

Market risk is the risk to the Group's income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors (unlinked and CPI-linked).

Inflation/exchange rate risk - the risk to capital and income (including future income) that may result from the effect of changes in the Consumer Price Index and in exchange rates on linkage base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures arising from trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, larger costs may arise from fund raising not in line with planning.

The Bank provides its customers with comprehensive hedging and investment services through its dealing rooms. The dealing room in Tel Aviv provides customers with services related to the various financial instruments (spot, forward, options, exotic options, swap transactions, and structured products) based on different underlying asset types (foreign currency/foreign currency exchange rates, foreign currency/shekel exchange rates, interest rates, the Consumer Price Index, stock indices, commodities, etc.). In recent months, as a result of a reform enacted by the Ministry of Finance, the Bank has started to act as a market maker in bonds and in Shahar government bond futures. In this activity, the dealing room also serves as a market maker, while the "customer desk" quotes prices and executes transactions with the Bank's customers.

The dealing room is also a market maker in most of the products in which it has activity. Transactions in derivatives with the Bank's customers are conducted in accordance with the credit limit allocated to those customers by the credit authorities at the Bank, and are based on the Bank's internal models. The models determine the credit exposures for transactions executed in the dealing room.

Awareness of the activities offered by the dealing room has grown steadily in recent years, among customers seeking hedging transactions as well as investors. This increase has also led to demand for a broader range of products at a higher level of sophistication.

In response to these needs, and in order to preserve the Bank's standing as a leader and innovator, the dealing room continues to develop financial instruments for its customers. Likewise, the dealing room has substantially expanded its activity as a market maker in "exotic" options (for example, options whose terms include various conditions that may influence the options' value).

The dealing room conducts marketing activity directed towards foreign financial institutions, which has led to a significant increase in volumes of activity with these customers (in the range of products where the Bank acts as market maker).

The calculation of the segment's income also includes the results of investments in shares and in equity-basis investee companies.

Changes in the Segment's volume of activity and net profit

Net profit of the segment totaled NIS 65 million in the first three months of 2007, compared with NIS 115 million in the same period last year.

The segment's income totaled NIS 57 million compared with NIS 124 million in the same period last year, a decrease of 54.0%.

Profit from financing activity decreased, mainly stemming from the measurement of profit in off-balance sheet derivative instruments on a fair value basis in contrast to measuring results of balance sheet financial activity on an accumulated basis; due to the sharp decrease in the CPI-linked interest and also due to the effect of changes in the "known" CPI and in the exchange rates of foreign currencies compared with the same period last year.

The contribution of equity-basis investee companies to the segment's net operating profit totaled NIS 84 million, compared with NIS 32 million in the same period last year, an increase of 162.5% stemming mailnly from the increased contribution of Clal Insurance Enteprises Holdings.

The segment's results include a loss of NIS 10 million stemming from the recording of an expense for deferred taxes related to the anticipated realization of Bank Yahav. In the same period last year, the segment's results included an extraordinary profit after taxes of NIS 48 million, mainly from the sale of shares of Industrial Buildings.

Others and Adjustments

This framework includes all activities under the responsibility of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity and credit card activity not attributed to the banking segments.

Net loss of this framework totaled NIS 3 million in January-March 2007, compared with NIS 10 million in the same period last year.

Income from credit card activity of incoming tourism and others totaled NIS 85 million, compared with NIS 54 million in the same period last year.

Activity in Products

A. Set out below is the distribution of the results of credit card operations by segments of activity:

	For the three months ended March 31, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:	**10**	**5**	**1**	**-**	**-**	**7**	**23**
Operating and other income	**135**	**55**	**22**	**2**	**2**	**85**	**301**
Operating and other expenses	**78**	**30**	**12**	**1**	**1**	**76**	**198**
Operating profit before taxes	**67**	**30**	**11**	**1**	**1**	**16**	**126**
Provision for taxes on operating profit	**26**	**12**	**4**	**-**	**-**	**6**	**48**
Operating profit after taxes	**41**	**18**	**7**	**1**	**1**	**10**	**78**
Minority interests' share in profits of consolidated companies	**(4)**	**-**	**-**	**-**	**-**	**-**	**(4)**
Net profit	**37**	**18**	**7**	**1**	**1**	**10**	**74**
Average balances							
Average balance of assets	**5,747**	**2,419**	**865**	**86**	**172**	**-**	**9,289**
Average balance of liabilities	**5,877**	**2,370**	**948**	**95**	**189**	**-**	**9,479**
Average balance of risk assets	**5,354**	**2,159**	**864**	**86**	**173**	**-**	**8,636**

	For the three months ended March 31, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Incoming tourism and others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts:	10	4	1	-	-	4	19
Operating and other income	134	54	22	3	2	54	269
Operating and other expenses	79	30	12	2	1	47	171
Operating profit before taxes	65	28	11	1	1	11	117
Provision for taxes on operating profit	26	11	4	-	-	4	45
Operating profit after taxes	39	17	7	1	1	7	72
Minority interests' share in profits of consolidated companies	(5)	-	-	-	-	-	(5)
Net profit	34	17	7	1	1	7	67
Average balances:							
Average balance of assets	5,313	2,247	793	79	159	-	8,591
Average balance of liabilities	5,308	2,141	856	86	171	-	8,562
Average balance of risk assets	4,365	1,760	704	70	141	-	7,040

B. Set out below is the distribution of the results of capital market activity by segments of activity:

	For the three months ended March 31, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
				NIS millions			
Profit (loss) from financing activity before provision for doubtful debts	**1**	**7**	**1**	**(1)**	**3**	**4**	**15**
Operating and other income:							
- From externals	**55**	**172**	**19**	**5**	**21**	**55**	**327**
- Inter-segmental	**(4)**	**(32)**	**(3)**	**(1)**	**(8)**	**48**	**-**
Total income	**52**	**147**	**17**	**3**	**16**	**107**	**342**
Operating and other expenses	**26**	**69**	**7**	**-**	**8**	**100**	**210**
Operating profit before taxes	**26**	**78**	**10**	**3**	**8**	**7**	**132**
Provision for taxes on operating profit	**10**	**37**	**4**	**1**	**3**	**3**	**58**
Operating profit after taxes	**16**	**41**	**6**	**2**	**5**	**4**	**74**
Minority interests' share in profits of consolidated companies	**(5)**	**-**	**-**	**-**	**-**	**-**	**(5)**
Net profit	**11**	**41**	**6**	**2**	**5**	**4**	**69**
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	**35,077**	**50,754**	**8,484**	**3,852**	**14,370**	**-**	**112,537**
Average balance of other assets under management	**4,752**	**352**	**19**	**6**	**71**	**-**	**5,200**
Average balance of securities in custody	**8,213**	**43,996**	**6,603**	**3,867**	**65,666**	**-**	**128,345**
Average number of employee positions	**415**	**606**	**64**	**-**	**1**	**-**	**1,086**

B. Set out below is the distribution of the results of capital market activity by segments of activity (continued):

	For the three months ended March 31, 2006						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit from financing activity before provision for doubtful debts	2	8	1	-	2	3	16
Operating and other income:							
From externals	62	215	22	6	18	63	386
Inter-segmental	(4)	(29)	(3)	(1)	(4)	41	-
Total income	60	194	20	5	16	107	402
Operating and other expenses	28	82	7	1	10	97	225
Operating profit before taxes	32	112	13	4	6	10	177
Provision for taxes on operating profit	13	46	5	2	2	4	72
Operating profit after taxes	19	66	8	2	4	6	105
Minority interests' share in profits of consolidated companies	(5)	-	-	-	-	-	(5)
Net operating profit	14	66	8	2	4	6	100
Net profit from extraordinary transactions, after taxes	60	413	31	6	-	-	510
Net profit	74	479	39	8	4	6	610
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	32,826	53,908	8,795	3,624	15,250	-	114,403
Average balance of other assets under management	2,843	521	30	-	76	-	3,470
Average balance of securities in custody	7,761	33,268	3,597	2,819	38,045	-	85,490
Average number of employee positions	546	696	73	1	2	-	1,318

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The Bank sold its full holdings in Bank Otsar Hahayal in August 2006. Balance sheet and profit and loss data of Bank Otsar Hahayal were included in the Bank's reports until the date of the sale.

In March 2007, a memorandum of principles was signed between the Bank and Mizrahi-Tefahot Bank Ltd., according to which Mizrahi will acquire from the Bank the Bank's full holdings in Bank Yahav for Government Employees Ltd., comprising 50% of the issued capital of Yahav, including related rights.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 221 million in the first three months of 2007, compared with NIS 297 million (neutralizing the contribution of Otsar Hahayal) in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies in the three months of 2007 reached 7.7%, in annualized terms, compared with 10.6% in the same period last year.

The Bank's investment in subsidiary and affiliated companies totaled NIS 13.6 billion on March 31, 2007, similar to the balance at the end of 2006.

Banking Subsidiaries in Israel (Bank Massad and Bank Yahav) contributed a total of NIS 7 million to the Bank's net operating profit, compared with NIS 10 million, in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 7.9% in the first three months of 2007, compared with 13.3% in the same period last year (neutralizing Otsar Hahayal).

The Bank's investment in banking subsidiaries in Israel totaled NIS 382 million on March 31, 2007, compared with NIS 366 million at the end of 2006.

The following is a review of the activities of the principal companies:

Bank Massad - Specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses. In early February 2006, the board of directors of the Tel Aviv Stock Exchange approved the bank as a TASE member for a trial period, which started in September 2006 and was extended until September 2007.

Bank Massad's net profit totaled NIS 8 million in the first three months of 2007, compared with NIS 25 million in the same period last year, which included profit from the sale of mutual fund management rights. Net return on equity amounted to 12.5%, compared with 47.8 % in the same period last year.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 4 million, similar to the same period last year. Its contribution to the Bank's net profit from extraordinary transactions, due to the sale of mutual fund management rights in the first quarter of 2006, totaled NIS 9 million. The Bank's investment in Bank Massad totaled NIS 137 million on March 31, 2007.

Bank Yahav - A bank specializing in the provision of services to civil servants and to employees of government companies and corporations. In early February 2006, the board of directors of the Tel Aviv Stock Exchange approved the bank as a TASE member for a six-month trial period, scheduled to start in the second quarter of 2007.

On March 27, 2007, a memorandum of principles was signed between the Bank and Mizrahi-Tefahot Bank Ltd. (hereafter: "Mizrahi"), according to which Mizrahi will acquire from the Bank the Bank's full holdings in Bank Yahav for Government Employees Ltd., comprising 50% of the issued share capital of Yahav.

The expected consideration based on Bank Yahav's financial statement as at March 31, 2007 is NIS 335 million and the profit that will be recorded upon completion of the transaction is estimated at NIS 55 million. Following the decision of the anticipated realization of the holdings in Bank Yahav, the Bank included an expense for deferred taxes in the amount of NIS 51 million as a loss from extraordinary transactions, after taxes.

It has also been agreed that Yahav will continue to receive computer services from Bank Hapoalim, on the terms presently prevailing between Bank Hapoalim and Yahav, for a period of three years from the date of completion of the transaction.

The completion of the transaction is subject to the approval of the Boards of Directors of the Bank and of Mizrahi, and to obtaining approvals required by law, including the completion of the sale of the provident funds of Yahav or which are controlled by it.

Bank Yahav's net profit totaled NIS 14 million in the first three months of 2007, compared with NIS 30 million in the same period last year. Net return on equity amounted to 11.3%, compared with 33.2% in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 3 million, compared with NIS 6 million in the same period last year. Bank Yahav's contribution to net profit from extraordinary transactions, due to the sale of mutual fund management rights in the first quarter of 2006, totaled NIS 9 million.

The Bank's investment in Bank Yahav totaled NIS 245 million on March 31, 2007.

Subsidiaries abroad constitute part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Poalim Asset Management, Hapoalim Securities U.S.A. Inc., and Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi.

Subsidiaries abroad ended the first three months of 2007 with a profit of NIS 72 million, compared with a profit of NIS 79 million in the same period last year (on the basis of their foreign currency statements of profit and loss, translated into shekels according to the exchange rate on the report date).

The contribution of subsidiaries abroad to the Bank's net operating profit amounted to NIS 33 million in the first three months of 2007, compared with NIS 144 million in the same period last year. The main difference in the contribution between the periods results from the influence of changes in the exchange rate of the shekel against the various currencies.

The Bank's investment in subsidiaries abroad totaled NIS 4.2 billion on March 31, 2007.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - Mainly engages in the provision of private banking services to international customers.

Hapoalim Switzerland's net profit, according to its financial statements, totaled CHF 9 million in the first three months of 2007, compared with CHF 12 million in the same period last year resulting mainly from a decrease in operating income from the capital market.

Hapoalim Switzerland's contribution to the Bank's net operating profit totaled NIS 13 million, compared with NIS 58 million in the same period last year, as a result of the change in the shekel exchange rate against the Swiss franc.

The Bank's investment in Hapoalim Switzerland totaled NIS 1.1 billion on March 31, 2007.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - Engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as granting loans to Israeli customers.

Hapoalim Luxembourg's contribution to the Bank's net operating profit in the first three months of 2007 was negative, amounting to a loss of NIS 1 million, compared with a positive contribution in the amount of NIS 2 million in the same period last year. The difference resulted from the change in the shekel exchange rate against the dollar.

The Bank's investment in Hapoalim Luxembourg totaled NIS 91 million on March 31, 2007.

Poalim Asset Management (hereinafter: "PAM") - Global asset management companies. The companies develop complex new products for global private banking customers, in cooperation with the worldwide Frank Russell Company and with other leading bodies.

PAM's net profit totaled GBP 1 million in the first three months of 2007, similar to the same period last year.

Taking into consideration the effect of the appreciation of the shekel against the pound sterling, the contribution of PAM to the Bank's net operating profit totaled NIS 7 million, compared with NIS 12 million in the same period last year.

The Bank's investment in PAM totaled NIS 123 million on March 31, 2007.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

In the first quarter of 2007 Cayman did not record any contribution to the Bank's net operating profit, compared with a positive contribution in the amount of NIS 6 million in the same period last year. The difference resulted from the change in the shekel exchange rate against the dollar.

The Bank's investment in Cayman totaled NIS 227 million on March 31, 2007.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - In March 2006, the Bank acquired the company, a broker-dealer registered and operating in the United States.

Hapoalim Securities' net profit totaled USD 2 million in the first three months of 2007.

The contribution of Hapoalim Securities to the Bank's net operating profit was NIS 6 million in the first quarter of 2007.

The Bank's investment in Hapoalim Securities totaled NIS 93 million on March 31, 2007.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - At the end of 2006, the Bank acquired 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

Bank Pozitif's net profit in the first three months of 2007 totaled 8 million Turkish Lira (equal to about NIS 24 million, calculated according to the exchange rate at the end of the quarter).

The contribution of Bank Pozitif to the Bank's net operating profit totaled NIS 20 million in the first quarter of 2007.

The Bank's investment in Bank Pozitif totaled NIS 453 million on March 31, 2007.

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, research and valuation studies, and financial consulting.

Isracard, Europay (Eurocard) Israel, Poalim Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational umbrella - the "Isracard Group".

Isracard issues, clears, and operates Isracard credit cards (a private brand owned by the company), issued for use in Israel only. It also issues credit cards jointly with Europay (Eurocard) Israel ("Europay") that combine the Isracard and MasterCard brands ("MasterCard cards"). The company also clears transactions from MasterCard cards issued in Israel, including MasterCard cards issued by other local issuers and were executed in businesses that have a clearing arrangement with it and also transactions in Israel that were executed in aforesaid businesses with cards issued abroad and are paid to the business in NIS. Transactions in Israel with businesses that are bound to Europay by agreement with MasterCards issued abroad and paid in foreign currency are cleared by Europay. The issuance and clearing of MasterCard cards is done under a license from MasterCard International Inc. Isracard also issues and operates various additional products, such as gas station cards and gift cards.

Cards issued by Isracard and Europay are distributed to owners of accounts at banks with which the companies have agreements. Cards are also issued through various other channels, including through collaborations with organizations and clubs.

The range of different types of credit cards issued by Isracard includes cards issued jointly with consumer, professional, and other organizations, clubs, and groups, such as Ashmoret cards for members of the Israel Teachers Union, HOT cards for members of the Union of Practical Engineers and Technicians, "Hever" membership cards for career military personnel, credit cards for members of the Israel Bar Association, and a range of other collaborations with various consumer clubs.

In addition, as of 2006, Isracard issues cards that provide revolving credit (under the brand name "More"), allowing customers to determine the terms of repayment within the framework of the offered program. Isracard also operates various credit programs under the "Isracredit" plan and provides general purpose loans based on credit card credit lines.

The credit cards serve customers in various sectors, including private customers, corporate employees, and corporate purchasing, including B2B (payment transfers between businesses).

Isracard operates "loyalty programs" for cardholders and conducts large-scale marketing campaigns, including joint campaigns with leading entities in various sectors.

Isracard and Europay are bound with businesses in a range of sectors by clearing agreements and offer the various businesses a range of marketing, financial and operational services, in addition to clearing services.

The number of Isracard and MasterCard cards issued by Isracard and Europay as at March 31, 2007, is 2.4 million cards compared with 2.3 million cards in the first quarter of 2006.

In the first quarter of 2007, the volume of activity in Isracard and MasterCard cards reached NIS 14.7 billion compared with NIS 13.2 billion in the same period last year.

Poalim Express - issues, clears, and operates American Express credit cards issued for use in Israel and abroad.

Cards issued by Poalim Express are distributed to owners of accounts at banks with which Poalim Express has agreements. Cards are also issued through various other channels including collaborations with various organizations and clubs.

Poalim Express issues a range of credit cards targeted to specific population segments, including Business cards for business customers, Platinum cards, and Centurion cards for the high-net-worth customers.

Poalim Express operates "loyalty programs" for cardholders and conducts marketing campaigns, including joint campaigns with various entities.

Poalim Express are bound with businesses in a range of sectors by clearing agreements and offer the various businesses a range of marketing, financial and operational services, in addition to clearing services.

The number of American Express cards, issued by Poalim Express, as at March 31, 2007, is 210,000 cards compared with 194,000 cards in the first quarter of 2006.

In the first quarter of 2007, the volume of activity in American Express cards reached NIS 1.6 billion, compared with NIS 1.3 billion in the same period last year.

Within the concern, Aminit issues, sells, and clears Visa brand travelers' checks and credit cards issued for use in Israel and abroad.

Cards issued by Aminit are distributed to owners of accounts at banks with which Aminit has agreements.

The number of Visa cards, issued by Aminit, as at March 31, 2007, is 20,000 cards compared with 22,000 cards in the first quarter of 2006.

On March 9, 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd., according to which The Phoenix will acquire from the Bank 25% of the fully issued share capital of Isracard and Europay.

The consideration to be paid by The Phoenix for the aforesaid holdings in the companies will be calculated based on an aggregate value of NIS 2.55 billion for the companies, adjusted for dividend distribution, if and as dividends are distributed until the date of completion of the transaction.

Execution of the transaction is subject to due diligence and various regulatory approvals.

In addition, the Bank is conducting negotiations with Mizrahi-Tefahot Bank Ltd. with regard to the sale of 10% of the share capital of Isracard and Europay. Within this process, the possible issuance of a branded Mizrahi credit card by Isracard is also under discussion.

The bank is considering a public offering of Isracard Ltd. shares. At this stage, although a decision has not yet been reached with regard to said proposal and the capital raising structure and timeframe for its execution have not been determined, at the request of the Bank, Isracard is engaged in the preparation of a draft prospectus.

The Antitrust Commissioner approached the Bank and advised, that she is of the opinion that, there is a possibility, that the purchase of holdings in Isracard by The Phoenix or any other cooperation between these companies, may harm the competition in the area of credit and therefore requested more details on the collaboration between the Bank and/or Isracard with The Phoenix.

The Bank and Isracard have provided the Antitrust Commissioner with the requested information. Likewise, the bank received a copy of the notice which was sent to The Phoenix by the Head of the Brokers and Advisors Department in the Capital Market, Insurance, and Savings Division at the Ministry of Finance, according to which, it is the Division's intention to examine the purchase transaction. Within this notice a position was presented as if this purchase "is not compatible with the recommendations of the Bachar committee for changes in the structure of the capital market in Israel" and as if "the joint ownership in Isracard will not allow the Bank to serve as an objective pension advisor, especially with regard to The Phoenix Group's products. This issue may have implications towards bestowing a pension advisory license to the Bank or in determining restrictive rules therein".
The Bank negates these position proposals.

Income from credit cards • The net profit of The Isracard Group in the first three months of 2007 totaled NIS 36 million, compared with NIS 32 million in the same period last year. The contribution of the Isracard Group to the Bank's net operating profit, after taxes, totaled NIS 33 million, compared with NIS 29 million in the same period last year, an increase of 13.8%.
The Isracard Group's contribution to commission income, which is included under operating income (before clearing related expenses), amounted to NIS 301 million, compared with NIS 269 million in the same period last year, an increase of 11.9%, which mainly resulted from an increase in the volume of activity in Israel and in incoming and outgoing tourism.

In May 2005, the Antitrust Commissioner (hereinafter: the "Commissioner") declared Isracard a holder of a monopoly in clearing Isracard and MasterCard charge cards. Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the declaration of the aforesaid monopoly, and Isracard has appealed to the Tribunal against the declaration of the monopoly. In any case, the Commissioner's aforesaid declaration of monopoly will be cancelled subject to the establishment of the "Arrangement" described below.

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intends to impose directives on Isracard, under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard has received a draft, are as follows:

- A directive instructing Isracard to allow local clearing of MasterCard credit cards by additional clearers, as well as of Isracard cards (the brand owned by Isracard), subject to compliance with the license terms specified by the Commissioner, as described below.
- A directive instructing Isracard to sign a "local agreement" regulating the interaction between clearers and issuers for the purpose of clearing in Israel of the aforesaid cards, under temporary interchange fee terms (a fee paid by clearers of credit card transactions to the issuers of the credit cards), as approved by the Restrictive Trade Practices Tribunal for other clearers, and a fixed interchange fee, to be approved, for the clearing of the aforesaid cards, as well as for clearing by Isracard of Visa cards issued by the other clearers (hereafter: "the local agreement").
- A directive instructing Isracard to implement a common technical interface for the performance of local clearing.

Among the terms stipulated by the Commissioner for the granting of a license to clear Isracard cards include Isracard's right to receive monetary remuneration for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.

Based on the opinion of legal advisors, the Bank and Isracard believe Isracard has strong arguments against the issuance of the directives in the aforesaid draft, in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner.

Following talks held between Isracard, the credit card companies Leumi Card Ltd. and Cartisei Ashrai LeIsrael Ltd. (the three companies jointly, hereinafter: the "Credit Card Companies"), and the Commissioner, the Credit Card Companies reached an arrangement among themselves (hereinafter: the "Arrangement"), with the Commissioner's support, under which the Credit Card Companies will enter into a detailed "local agreement" among themselves regarding full local clearing in Israel, including the operation of an appropriate technical interface, of transactions in Visa and MasterCard credit cards. This Arrangement also includes matters that require approval of a binding arrangement from the Antitrust Tribunal. The Credit Card Companies, together with the banks that control each of them - respectively, the Bank, Bank Leumi LeIsrael B.M., Israel Discount Bank Ltd., and First International Bank of Israel Ltd. - filed a request with the Tribunal on October 30, 2006 to approve a binding arrangement, under the terms formulated and agreed upon with the Commissioner. The Arrangement will be in effect from the date of approval by the Tribunal, and will expire on July 1, 2013. Objections to the aforesaid request have been filed. On October 31, 2006, the Tribunal granted provisional approval to the Arrangement, until a decision is reached, through a temporary permit.

The terms of the Arrangement include, among other things: the establishment of interchange fees, which gradually decrease during the period of the Arrangement; commitment by the parties to petition the Tribunal for approval of an interchange fee for the period following the end of the Arrangement, should the parties wish to continue cross-clearing; the obligation of Isracard, under certain conditions, to set identical fees for the same business for clearing transactions in Isracard and MasterCard cards; and various rules of conduct that will apply to the Credit Card Companies in their agreements with businesses to enter into clearing arrangements with them, including a prohibition on ligation of different cards and various prohibitions on discrimination; and in addition, a commitment by the banks listed above to apply the aforesaid rules of conduct to themselves as well, and to undertake rules of conduct in their relationships with holders of credit cards and with businesses that accept credit cards, essentially prohibitions on discrimination, ligation, or influence in manners prohibited in the Arrangement to transfer to a particular credit card or clear with any of the Credit Card Companies.

The Arrangement also includes a directive under which the Commissioner will cancel the declaration of Isracard as the holder of a monopoly in clearing Isracard and MasterCard credit cards, provided the conditions stipulated in the Arrangement are fulfilled, including approval of the Arrangement by the Tribunal and implementation of cross-clearing of transactions through the technical interface.

The Bank and Isracard cannot estimate whether or when the request for permanent approval of the Arrangement will be granted. At this stage, Isracard is preparing itself for the implementation of the arrangement as of June 2007, based on the temporary permit it was granted by the Tribunal mentioned above.

During May 2007 Isracard and Aminit signed a local agreement.

At the end of February 2007, a report by the Interministerial Committee for the Examination of Market Failures in the Credit Card Industry (hereafter: the "Committee"), headed by the Accountant-General at the Ministry of Finance, was published. The Committee believes there are market failures in the credit card market and proposes amending the Banking (Licensing) Law, 1981, in order to implement the following recommendations:

A. To appoint an authorized entity who in order to ensure competition in the area of clearing charge cards will have the authority to:
   1. Require mutual clearing among the three credit card companies currently operating in the Visa and MasterCard markets, as well as between the aforesaid three companies and any new company to enter these markets.
   2. Require issuers in a closed credit card system of significant volume to allow all clearers to clear its cards, thereby opening the clearing of these credit card systems to competition.
B. To appoint the Supervisor of Banks as the authorized entity, and to grant him the authority to supervise issuers and clearers, including supervision of the rate of interchange fees.
C. To encourage new suppliers to enter the field of issuing and clearing.
D. In addition, the Committee proposed recommendations also in regard to discounting transactions that were executed through credit cards (hereafter: "discounting").

During the month of March 2007, a private law proposal was placed on the Knesset agenda based on the committee's recommendations.

The Bank estimates that the possible materialization of any of the following factors: large-scale clearing of transactions in MasterCard cards by additional clearers other than Isracard; implementation of the Arrangement and its terms, including reduction of the interchange fee or equalization of clearing fees in Isracard cards to those of MasterCard cards; or the declaration of a monopoly remaining in effect, in contradiction of the Arrangement, and the issuance of directives on the basis thereof; legslation on the basis of the committee's recommendations regarding the clearing of transactions made by credit cards (as opposed to the recommendation on discounting) and corresponding activity by existing or new participants in the credit card market, including in brands owned and operated by the Bank's credit card companies. This possibility can lead to a decrease in the Bank Group's income in the future. However, the Bank cannot estimate the extent of such an effect.

During the month of March 2007, two private law proposals were placed on the Knesset agenda that propose the separation of ownership in credit card companies from the banks.

At this stage, the Bank cannot estimate whether the above law proposals will be legislated and if they become law, what will be the implications for the Bank, if at all.

Poalim Capital Markets - Investment House Ltd. (hereinafter: "Poalim Capital Markets") - Operates a wide range of investment banking services and invests in capital funds and in knowledge and technology intensive companies. The activity of Poalim Capital Markets is managed via two main segments of activity: investment banking activity and the technology sector. In addition, Poalim Capital Markets manages venture capital funds, in accordance with a permit from the Bank of Israel, and invests in other investment funds.

The Poalim Capital Markets Group provides various investment banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes and for public and private offerings abroad, and guidance of companies in Israel and abroad in investments of various kinds. The Poalim Capital Markets Group also operates through an equity-basis investee) Poalim I.B.I., providing consulting, underwriting, and management services for public offerings in Israel and raising of capital through private offerings.

In accordance with the company's strategy of expanding the investment banking services offered to its customers to encompass international capital markets, Poalim Capital Markets has entered into strategic collaborations with the U.S. investment bank William Blair, and with the London-based investment bank Bridgewell Securities Limited ("Bridgewell"). Within these collaborations, Poalim Capital Markets, William Blair, and Bridgewell offer investment banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public offerings abroad, as well as services related to mergers and acquisitions.

On February 20, 2007, the Knesset Finance Committee passed a proposal to amend the Securities Regulations regarding the method of underwriting (hereinafter: the "New Regulations"). Under the New Regulations, which will take effect on July 1, 2007 (for a period of two years), an underwriter will not be permitted to serve as a pricing underwriter or to make an underwriting commitment in excess of 15% of the total underwriting commitments given in an offering to the public which is not an offering of shares included in the TA-25 index, under a number of conditions.

In order to meet the conditions specified in the above mentioned regulations, in April 2007 Poalim Capital Markets sold its share in Poalim I.B.I. that exceeded 20%. In the second quarter of 2007 Poalim Capital Markets will record a capital gain from said sale totaling approximately NIS 13 million.

Poalim Capital Markets ended the first three months of 2007 with a total profit of NIS 19 million compared to NIS 17 million in the same period last year.

The contribution of Poalim Capital Markets to the Bank's net profit totaled NIS 13 million in the first three months of 2007, compared with NIS 12 million in the same period last year.

The Bank's investment in Poalim Capital Markets totaled NIS 277 million on March 31, 2007.

Poalim Trust Services - Offers a range of business, private, and personal and family trust services to local and foreign residents and to Israeli and foreign companies. The company also acts as trustee for a large number of mutual funds. Total assets in trust as at March 31, 2007 amounted to NIS 31.8 billion.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 84 million in the first three months of 2007, compared with NIS 32 million in the same period last year.

The Bank Group's investment in equity-basis investee companies totaled NIS 928 million on March 31, 2007.

Clal Insurance Enterprises Holdings Ltd. (hereinafter: "Clal Holdings") is a holding company in the insurance sector and in insurance-related areas of activity.

The contribution of Clal Holdings to the Bank's net operating profit totaled NIS 70 million in the first three months of 2007, compared with NIS 23 million in the same period last year. The improvement in the contribution of Clal Holdings was a result of profit from a share issuance of a subsidiary and from the influence of a change in the treatment of special risks reserves by insurance companies.

The Bank holds 14.1% of the issued capital of Clal Holdings.

The Bank's investment in Clal Insurance Enterprises Holdings totaled NIS 494 million on March 31, 2007. The market value of the Bank's investment as at that date was NIS 877 million. With regard to restrictions on holdings in Clal Insurance Enterprises Holdings, see the section on "Capital Market Reform" in the Annual Financial Statements for 2006.
For details regarding exposure to class action suits at Clal Insurance Enterprises Holdings, see Note 6 to the Condensed Financial Statements.

Delek Real Estate Ltd. (hereinafter: "Delek Real Estate") - A company engaged in three main areas of activity: investments in yield-generating real estate abroad; entrepreneurship, development, and construction of residential projects in Israel; and entrepreneurship, development, construction, and acquisition of commercial buildings, gas stations, and office buildings and rental of same as yield-generating assets.
The contribution of Delek Real Estate to the Bank's net operating profit totaled NIS 1 million in the first three months of 2007, compared with NIS 2 million in the same period last year.
The Bank's investment in the company totaled NIS 289 million on March 31, 2007. The market value of the Bank's investment as at that date was NIS 442 million.

Strategic Plan

The Bank operates under a long-term strategic plan, which is examined and updated each year. At the end of 2006, the Board of Management and Board of Directors of the Bank approved the Bank's work plans and business objectives for 2007, based on its strategic plan.
The Bank's business objectives are a gradual increase of its return on equity to the levels prevalent in international banking; continued growth in the Bank's net profit from expansion of its activity abroad, with the aim of it reaching 30% of the Bank's overall activity in the future.
The Bank's work plans originally aimed at achieving a return on equity of approximately 16% in 2007 according to the method of calculation that prevailed until recently. This objective does not include expected profits from the sale of provident funds owned by the Bank and from the sale of other assets, as required under the "Bachar reform" legislation. Taking into account additional profits from these sales, return on equity should have reached approximately 20%.
However, on May 2nd, 2007, the Supervisor of Banks published a regulation according to which the method of calculating the return on equity of a banking corporation in Israel is to be changed. Whereas according to the customary method till now, the return on equity was calculated on the basis of the equity capital at the beginning of the year, to which was added the weighted proceeds of capital issues, according to the new regulation which is now in effect, the return on equity will be calculated on the basis of the average capital of the Bank throughout the whole reporting period.
The new method of calculating the return on equity leads perforce to the reduction of the return on equity. Therefore, the Bank's original intention of achieving a return on equity of 16% from regular banking activity in 2007 now translates into about 15%, according to the new method of calculation determined by the Supervisor of Banks, and about 19% when weighing in the expected profits from the sale of assets as mentioned above.
It should be clear that the Bank continues to adhere to its original business plan and to its objectives for the year 2007. The change in the return on equity stems solely from the change in the method of calculation, as required by the Supervisor of Banks.

The Bank is coping with numerous changes in external conditions:

- Increased regulation, as reflected, among other things, in the capital market reform ("Bachar legislation"), in various Bank of Israel directives, in the policies towards the banking system of other regulatory bodies - the Israel Securities Authority, the Antitrust Commissioner, and the Capital Market, Insurance, and Savings Division at the Ministry of Finance - and in quite frequent legislative initiatives, both as government draft bills and as private draft bills by Knesset members;
- Privatization and ownership changes at the Bank's major competitors in Israel;
- Entry of new competitors into traditional banking activities, as in the entry of various insurance companies into the field of credit to business and private customers, the increased strength of private investment houses in competition in the area of raising customer assets, and recently also retail chains' activity in the area of credit cards;
- Growing sophistication of Bank customers and increasing numbers of customers being exposed to international markets and foreign banks.

In view of these changes, in order to maximize its business potential, the Bank has set forth a strategy focused on six main areas of activity:

- Expanding activity with the Bank's existing customers, while striving for excellence in customer relations;
- Expanding activity abroad, with the aim of leveraging the Bank's capabilities in the various areas of banking;
- Expanding activity in financial and capital markets, with a willingness to prudently take risks;
- Focusing on the Bank's risk management capabilities;
- Limiting expenditures while maintaining existing operations and carrying out expansion and growth plans;
- Improving the organizational and managerial infrastructure supporting business capabilities.

In its activity with retail customers, the Bank has worked in recent years to continue to solidify its leadership in this sector, focusing on the segment of customers with extensive banking activity and an expansion of credit. The Bank accords high importance to customer service and continually strives to significantly improve service while adapting it to customers' needs.

The Bank continues to invest considerable efforts in preparations for entering the pension advising field, following the reform in the capital market, while continuing its financial advising activity.

The Corporate Area is working to preserve the Bank's leading position with business sector customers. Extensive efforts are also invested in projects aimed at improving the quality of the credit portfolio and strengthening the Bank's capabilities in the area of measuring credit risks and managing credit.

In Treasury, the Bank has implemented a strategic plan as of 2005 based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the operational infrastructures in the dealing rooms and in asset and liability management at the Bank.

In international activity, under the management of the new International Area, the Bank continued its strategy of organic growth along with expansion into new markets through acquisitions. In Global Private Banking, the Bank will strive to continue to improve its abilities in products, marketing, and customer service in 2007, in order to accelerate the growth rate of the asset portfolio, focusing on customers with extensive assets.

The Bank continues its attempts to identify additional opportunites for expansion in existing and new markets.

The Bank continues to implement plans for accelerated growth at the New York branch, while expanding its ability to offer business customers new products.

The strategic plan is based, among other things, on a series of assumptions, primarily the following:

A. The Israeli economy will continue to grow and develop in 2007, at least at a similar rate to the growth achieved in 2006;

B. The inflation level in Israel will be in line with the stated intentions of the government and the Bank of Israel;

C. International economic conditions will be solid and the international economy will grow;

D. There will be no adverse developments in the prices of major resources, especially energy;

E. In light of the economic situation in Israel and globally, the trend of improvement in the condition of the Bank's customers will continue, especially with regard to customers of the Corporate Area, so that the current level of provisions for doubtful debts will remain stable or possibly decrease;

F. Legislative and regulatory conditions will allow the realization of the Bank's action plans, and no changes will be implemented that may disrupt the Bank's existing or planned activity;

G. The Bank will receive all required approvals, in Israel and abroad, in order to expand its international operations;

H. There will be no deterioration in geopolitical conditions, particularly the security situation in Israel, in the region, and in the world.

However, it should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind also depends on the Bank's internal ability to carry out its objectives, as well as on the materialization of the assumptions noted above, with special importance accorded to the condition of the global economy, and to the economic, political, and security situation in Israel and in the region. The possibility of a slowdown in the growth rate in Israel and in the industrialized countries must be taken into consideration; various risks may threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as oil) in particular, volatility in capital markets, and more. The consequences and effects of the reform in the Israeli capital market pursuant to the "Bachar legislation" for the Bank's activity and income are also insufficiently clear, and it is unknown whether they will impede the advancement of the Bank's plans and the attainment of the return targeted by the Bank.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is "forward-looking information".

International Activity

The Bank has declared its intention to develop its international activity and expand it to 30% of the overall activity of the Bank. The Bank plans to invest in the development of all types of international activity, including development of Global Private Banking, expanded local activity of branches and subsidiaries worldwide, development of activity in emerging markets, participation in international transactions, and development of relationships with correspondent banks.

The Bank maintains ties with over 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS (Commonwealth of Independent States), Asia, and Latin America.

The Bank's Global Private Banking activity - Within this framework, the Bank provides its customers abroad with advanced professional services and products, including investment products and global asset management. This activity currently encompasses Israel, Europe, the USA, Latin America, Canada, Australia, and Hong Kong, by means of 44 activity centers including banking subsidiaries, branches, representative offices, and asset management subsidiaries.

Development of activity in emerging markets - The Bank intends to develop retail and corporate activity in the emerging markets of Turkey and Kazakhstan by expanding the range of products and service channels offered to customers and developing the network of branches, among other means. The Bank also continues to examine additional business opportunities in emerging markets, including possible acquisitions of banks operating in these countries.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The New York branch offers credit to large American companies through loan consortiums with leading banks. The business policy is to participate in financing packages for companies which have a high rating by the international rating agencies Standard & Poor's or Moody's. As of March 2007, approximately 65% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance investments, such as credit derivatives, as well as in backup lines for issuing commercial paper and leasing transactions.

In addition, the New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch also provides FDIC deposit insurance coverage, similar to American banks.

During 2005, preparations began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative being implemented is the establishment of a mortgage-backed securities (hereinafter: "MBS") portfolio. Up to March 31, 2007, the volume of the portfolio is about USD 2.8 billion. Most of the MBS purchased by the Bank are secured by residential loans or derivatives of mortgage portfolios and are classified in the Credit by Economic Sector report under housing loans. According to a decision by the Bank's Board of Directors, purchases are limited to bonds rated AAA or AA by at least two rating agencies.

In addition, during 2006, the Bank began trading in exchange-traded option contracts on interest rates and executed reversed repo transactions, in which securities are purchased with a commitment to resell them to the seller at a specified date and price.

In 2005, the Bank completed the acquisition of exclusive rights to advise customers and refer them to securitization services of proceeds of sales through issues of commercial paper by two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The acquisition will enable the Bank to offer securitization services to its large customers in the United States and in Israel. As of March 31, 2007, securitization transactions referred by the Bank totaled approximately USD 500 million.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States. The broker-dealer is under the supervision of and subject to the rules of the Securities Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member. The company's activity is also subject to supervision by the Supervisor of Banks in Israel.

The acquisition of the company was aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers.

Global Private Banking (GPB)

The Bank's Global Private Banking operations provide its customers abroad with advanced, professional products and services, including investment products and global asset management services. Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - A banking subsidiary engaged mainly in private banking services offered through three branches - two in Switzerland, in Zurich and Geneva, and one in Luxembourg - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

In May 2007, Bank Hapoalim (Switzerland) opened a branch in Singapore which will offer its clients around the world prime private banking services.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg) S.A., which is engaged in financial banking activity in and outside of Luxembourg.

The PAM Group, which includes Poalim Asset Management (UK) Ltd. and Poalim Asset Management (Ireland) Ltd., held by PAM Holding Ltd. (hereinafter: "PAM Companies") - PAM Companies are responsible for initiating, selecting, marketing, and providing professional support for investment products offered to Global Private Banking customers worldwide, in cooperation with leading international financial companies in these fields. The group is a key element in the implementation of the Bank's growth strategy abroad.

Through PAM, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds.

As at March 31, 2007, the Bank Group's customers hold funds managed by PAM, totaling USD 2.9 billion.

PAM Companies also develop, plan, and market other investment products, including structured products in accordance with international standards, including through collaboration with leading global financial entities.

In 2006, PAM developed a portfolio management service (discretionary management), which is now offered through the Bank's branches and subsidiaries abroad.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents in the Cayman Islands. Cayman's assets include an investment in a wholly owned subsidiary in Uruguay, Hapoalim (Latin America) S.A.

Global Private Banking Center in Tel Aviv - A center providing services and private banking products to foreign residents from all over the world, and is an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers.

Branches in the U.K. - London and Manchester. The business activity of the U.K. branches includes private banking services to local customers and foreign residents. The area of private banking is a strategic goal for the development of the U.K. branches in the coming years. In addition, the branches in England grant credit to large borrowers by way of loan consortiums with leading banks, provide dealing room and foreign trade activity, and provide banking services to corporate customers.

Corporate and Retail Banking in Emerging Markets

As part of the Bank's business strategy in emerging markets, the Bank is considering mergers and acquisitions of banking corporations in attractive emerging markets and the development of banking at Western standards, through leveraging the Bank's capabilities in various areas.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - In early November 2006, the Bank completed the acquisition of 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The owner of full control of Bank Pozitif prior to the acquisition was C Faktoring Anonim Sirketi, a company incorporated and registered in Turkey, which retains the remaining holdings in Bank Pozitif following the acquisition.

Bank Hapoalim intends to help Bank Pozitif expand its activities in both the areas of corporate and retail banking, by expanding the range of products offered to customers and developing the network of branches, among other means.

On November 3, 2006, Bank Pozitif entered into an agreement to acquire the full means of control of Demir Kazakhstan Bank (hereinafter: "DKB"), a bank incorporated and operating in Kazakhstan, from its present owner, Mr. Halit Cingillioglu. Mr. Cingillioglu is a related party of C Faktoring Anonim Sirketi and a controlling shareholder of other companies in its group.

In consideration for the acquisition, Bank Pozitif will pay a total of approximately USD 34 million at the date of completion of the transaction, subject to adjustments (hereinafter: the "Consideration"), and will subsequently enlarge the capital of DKB to USD 40 million. The acquisition will be financed by capital provided to Bank Pozitif by its shareholders - the Bank and C Faktoring - in proportion to their holdings. The shareholders' equity of DKB currently stands at USD 24 million.

DKB provides banking services to business and private customers. Bank Pozitif intends to develop DKB and its activity while building advanced banking capabilities, including expansion of the network of branches and enlarging the customer base. Completion of the transaction for the acquisition of DKB is subject to the fulfillment of various prerequisites, including permission for the acquisition by the Governor of the Bank of Israel and other permissions from the relevant authorities in Turkey and Kazakhstan.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	March 31, 2007	December 31, 2006
	USD millions	
Assets		
Cash on hand and deposits with banks	**7,203**	6,978
Securities	**5,351**	5,683
Securities which were borrowed or bought with resale agreements	**210**	-
Credit to the public	**5,172**	4,525
Credit to governments	**-**	23
Buildings and equipment	**35**	29
Other assets	**413**	440
Total assets	**18,384**	17,678
Liabilities and capital		
Deposits from the public	**11,528**	11,984
Deposits from banks	**3,829**	2,619
Securities which were lent or sold with repurchase agreements	**8**	-
Bonds and subordinated notes	**962**	1,058
Other liabilities	**387**	387
Total liabilities	**16,714**	16,048
Minority interests' rights	**77**	73
Capital means**	**1,593**	1,557
Total liabilities and capital	**18,384**	17,678

* Data as prepared for inclusion in the Note on Operating Segments.

** Includes calculated capital for the Bank's branches that are not companies in the amount of USD 676 million (31.12.06: USD 658 million). The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*

	For the three months ended March 31	
	2007	**2006
	USD millions	
Profit from financing activities before provision for doubtful debts	**56**	47
Provision for doubtful debts	**1**	-
Profit from financing activities after provision for doubtful debts	**55**	47
Operating and other income	**28**	33
Operating and other expenses	**51**	41
Operating profit before taxes	**32**	39
Provision for taxes***	**12**	17
Operating profit after taxes	**20**	22
Ninority interests' share in profits of consolidated companies	**(1)**	-
Net profit	**19**	22

* Data as prepared for inclusion in the Note on Operating Segments.

** Restated.

** Includes provisions for additional taxes in Israel.

C. Customers' Assets

	March 31, 2007	December 31, 2006
	USD millions	
Deposits from the public, bonds, and subordinated notes	**12,490**	13,042
Customer assets (off-balance sheet)	**8,440**	8,372
Total	**20,930**	21,414

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main points of which are outlined in Note 2 to the Financial Statements as at December 31, 2006. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the aforesaid estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations in which changes may have a material effect on the financial results presented in the financial statements are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations that were used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' report on the financial statements as at December 31, 2006.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.5% at the beginning of 2007, was lowered to 3.75% at the end of April 2007.

The volume of credit tenders increased in the first three months of 2007, from NIS 4 billion at the beginning of January 2007 to NIS 18 billion at the beginning of April 2007.

The Bank of Israel decreased issues of short-term notes by approximately NIS 1 billion during the first three months of the year, and continued to decrease net issues by an additional NIS 3 billion in April.

Unlinked shekel sources raised from the Bank's customers totaled NIS 96.0 billion at the end of March 2007, an increase of NIS 6.2 billion compared with the end of 2006.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 23.7 billion at the end of March 2007, compared with NIS 23.3 billion at the end of 2006.

Unlinked non-demand deposits increased to NIS 72.1 billion at the end of March 2007, an increase of NIS 5.9 billion compared with the end of 2006.

Unlinked saving plans decreased, and reached NIS 0.2 billion at the end of March 2007, compared with NIS 0.3 billion at the end of 2006.

CPI-linked sources accrued in saving plans and deposits with the Bank decreased, totaling NIS 28.0 billion at the end of March 2007, compared with NIS 28.6 billion at the end of 2006.

Foreign currency-linked sources, which mainly derive from foreign currency-linked saving plans and deposits, totaled NIS 1.3 billion at the end of March 2007, compared with NIS 1.6 billion at the end of 2006.

Foreign currency sources raised by the Bank from customers in Israel and abroad decreased during the first three months of 2007 and totaled USD 20.7 billion at the end of March 2007, compared with USD 21.5 billion at the end of 2006.

Launch of RTGS system

The RTGS (Real Time Gross Settlement) system is a real time inter-bank clearing system which is supposed to clear monetary transactions between the bank's clients, as non-recourse, irreversible instructions.

The Bank purchased an intraday liquidity management system from Fundtech, has executed adaptations as required in the core system and is now in the final stages of system-testing and testing vis-à-vis the Bank of Israel.

The Bank of Israel notified the banks, that as it stands to date, the system will be launched at the end of July 2007.

CLS System

About half a year following the implementation of the RTGS system, the CLS (Continuous Linked Settlement) system will become active. CLS is a system for secured clearing between banks of transactions between currencies traded in the system.

The bank receives the CLS service to date through Deutsche Bank, until the expected inclusion of the shekel to the system, in the first quarter of 2008.

Risk Management Policy

The Bank's activity is accompanied by financial risks: credit risk, which represents the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to rate changes in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. The Bank manages these risks by assigning responsibility to designated members of the Board of Management. A regulatory requirement of capital adequacy applies to credit risk and market risks.

The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Szuszan. Legal risk is managed by the Chief Legal Advisor, Attorney I. Mazur.

Operational risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business (risk to reputation, competitive risk, regulatory and legislative risk, economic conditions, and political and security-related risk).

The Supervisor of Banks has stipulated directives concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of the management of risks by the Board of Directors of the banking corporation, the management of risks by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks, including the existence of an independent risk control function.

The member of the Board of Management responsible for the Risk Management Area is Mr. Doron Klausner. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank Group through plotting a risk management policy compatible with the Group's goals and with the directives of Basle II and of the Supervisor of Banks.

The Basle II guidelines are a set of guidelines and basic procedures, which were published during 2004-2006 by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, define capital adequacy requirements in relation to the level of credit risks, market risks, and operational risks, to establish a comprehensive system of risk identification, evaluation, management, and control, and to expand reporting to the public on this subject.

In late March 2007, the Supervisor of Banks published a draft directive concerning standard approaches to credit risk, market risks, and operational risks. According to the directive, all Israeli banking corporations will be required to implement the Basle II recommendations for the first time in 2009, using the approach best suited to the corporation's degree of readiness.

The Board of Management of the Bank views the implementation of the international standard described above as an important goal for the coming years. The Bank has charged the Risk Management Area with the responsibility for examining the implications of applying the directives and centralizing the implemention of the Basle II directives as well as the directives of the Supervisor of Banks in Israel on this subject within the Group.
The Bank has been taking action towards implementation of the Basle II recommendations for the past few years within the framework of its long-term work plans. The Bank is currently re-examining its plans following the recent draft directive on this subject published by Supervisor of Banks; with the intention of adapting to the said directive.
Risk management is performed based on a global view of the Bank's activity in Israel and of activity at the Bank's branches abroad, with due attention to the activity of banking subsidiaries. The management team responsible for risk management is charged with formulating methodology for the assessment of market and liquidity risks, operational risk, and credit risks.
The approach taken with regard to control of all financial risks involves identification, control of compliance with the limits stipulated in the various regulations, and assessment of the various risks, at three levels of control: the first level is comprised of those responsible for the formation of the risk and exposure management; the second level consists of internal control units at the Areas and at subsidiaries; the third level is the external control units within the Risk Management Area. This level is also responsible for presenting an overview of risks.

Credit Risks

The Bank's policy is based on diversification of the credit portfolio and controlled management of risks. Risk diversification is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on an estimate of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.
The Bank's Board of Directors establishes credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector; limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level; and limits on maximum exposure to a group of borrowers. Any exception from these limits is reported to and approved by the Board of Directors.
Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.
The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing directly with customers is assigned to one officer, the Customer Relationship Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them.

As part of this process, credit decision support systems for private customers have been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers. The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing Bank customers' transactions involving derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

The Credit Risk Management Unit

The Credit Risk Management Unit reports to the Head of Risk Management.

The Unit's role is to formulate credit risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, control, and management methodologies, and advancing preparations in the area of credit risk in anticipation of the implementation of Basle II regulations.

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and assigns credit ratings to these borrowers.

Set out below are the developments in problematic debts[1], according to the classifications determined by the Supervisor of Banks:

	March 31		December 31,
	2007	2006	2006
	(NIS millions)		
Problematic debts			
Non-income-bearing	**4,746**	5,278	4,496
Restructured[1](b)	**1,439**	785	2,339
Designated for restructuring[2](b)	**560**	1,696	369
In temporary arrears	**1,132**	1,160	970
Under special supervision(a)(b)	**6,857**	9,851	7,727
Total balance-sheet credit to problematic borrowers[3]	**14,734**	18,770	15,901
Off-balance-sheet credit risk in respect of problematic borrowers[3][4]	**1,747**	1,813	1,706
Bonds of problematic borrowers	**94**	124	97
Other assets in respect of derivative instruments of problematic borrowers	**7**	2	10
Overall credit risk in respect of problematic borrowers[3]	**16,582**	20,709	17,714
Assets received in respect of discharged credit	**483**	80	443
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**437**	459	431
(b) Of which: debts for which a specific provision exists[5]	**4,866**	5,802	4,715

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limits to the indebtedness of a borrower and of borrower groups.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with extent of arrears exists.
(5) As calculated for the purpose of limits to the indebtedness of a borrower and of borrower groups, except in respect of guarantees provided by a borrower to secure the indebtedness of a third party.

The decrease in overall credit risk in respect of problematic borrowers is apparent in most sectors of the economy, and stems from the improvement in domestic economic indicators, including the growth in the business product, which have brought about an improvement in borrowers' condition. The Bank supervises and monitors problematic borrowers more closely, and endeavors to reduce its exposure in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Management of Market and Liquidity Risks

Market and liquidity risks are managed based on a global view of the Bank's activity in Israel and at its branches abroad, taking into account the activity of the banking subsidiaries.

The Board of Management and the Board of Directors approve areas of activity and risk limits. Global asset and liability management (ALM) and trading management (in the dealing rooms and in the proprietary bond portfolio) are performed under the responsibility and direction of the Global Treasurer. Routine management and supervision are under the responsibility of managers in the Asset and Liability Management Division in Tel Aviv, in asset and liability management units at the Bank's branches abroad, and in the dealing rooms in Tel Aviv, New York, and London, as relevant. These units report to the Head of Global Treasury.

In accordance with the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 339 concerning risk management and control, the Bank has a unit engaged in operational and market risk management. This unit reports to the member of the Board of Management responsible for the Risk Management Area. Market and liquidity risk assessment and control are performed by the Market and Liquidity Risk Management Department independently and in addition to the monitoring and analysis performed as part of the Global Treasury Area's activity.

Routine control and monitoring of activity at branches abroad are performed by local units, in full coordination and with routine reports to the corresponding Head Office units: the Exposure Management Department in the Global Treasury Area and the Market and Liquidity Risk Management Department in the Risk Management Area.

In addition to the assessment of risks, examination of outcomes, and routine control of compliance with limits, the Execution and Control Unit in the Global Treasury Area performs control activities. This control is operational and is aimed at checking for completeness and congruence among the different databases in the various reporting systems and identifying operational errors.

Market and Liquidity Risk Policy and Management

Risk limits reflect the Bank's risk appetite - the extent of risk to which the Board of Management and the Board of Directors are willing to expose the Bank. The limits are approved by the Board of Directors and anchored in regulations, including, among other things, limits on the sensitivity of the Bank's economic value to changes in the primary risk factors and specific limits for each of the various trading activities. A summary of the main limits is presented below.

ALM and market and liquidity risk management policy are defined and controlled by a global asset and liability management committee of the Bank's Board of Management, headed by the Bank's Chief Executive Officer.

Policies, including the limits established, are submitted for discussion and approval to the Global Asset and Liability Management Committee of the Bank's Board of Management, the Business and Budget Committee of the Board of Directors, or the plenum of the Board of Directors, as relevant. Market risk management policy is aimed at increasing expected returns, while maintaining approved and controlled risk levels.

Ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials appointed by the Board of Management. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks or by the local regulator, as relevant.

The Business and Budget Committee of the Board of Directors and the plenum of the Board of Directors receive reports on activities, exposures, results of operations, and execution of approved policy at least once each quarter.

Market and liquidity risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors.

Market and liquidity risks are assessed and controlled based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.

Subsidiaries' exposure to market and liquidity risks is examined by the Market and Liquidity Risk Management Department in the Risk Management Area, and reported to the Board of Management and the Board of Directors of the Bank at an appropriate frequency based on the risk level.

Market risks derive from the Bank's exposure to price changes in the financial markets in which it operates. The Bank is exposed to changes in interest rates ("interest rate exposure"), exchange rates ("currency exposure"), and inflation ("linkage base exposure"). Liquidity risk arises from uncertainty with regard to the availability of resources, and is addressed separately.

Market Risks

Market risk exposure management at Bank Hapoalim differentiates between exposures that arise in the course of the Bank's routine asset and liability management ("non-trade") and trading exposures ("trade"). A detailed description of market risk management in ALM and trading activity appears in the Financial Statements as at Decembr 31, 2006.

Liquidity Risk

Liquidity risk in foreign currency and in shekels in the various segments of activity is managed and controlled routinely, in order to ensure that the Bank can compete effectively even during situations of exceptional demand and supply in the financial markets.

Routine liquidity management is under the responsibility of the ALM Division and is carried out through the liquidity units, in shekels and in foreign currency.

In accordance with the Proper Conduct of Banking Business Directive regarding liquidity management, the Bank uses an internal liquidity risk assessment model, as detailed in the Financial Statements as at December 31, 2006.

A daily liquidity risk report is generated by the ALM system, a comprehensive asset and liability management system.

Risk Assessment and Control

The risk management committee of the Board of Management is responsible for formulating market and liquidity risk assessment methodology.

Identification and assessment of risks, monitoring of limits on the level of risks, and reporting of findings are carried out or controlled by the Risk Management Area, independent of the routine analyses and reports performed as part of the operation of the Global Treasury Area.

The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of the market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for the control of market and liquidity risks in the Group.

The Bank's overall risk level is assessed and controlled according to procedures that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is performed using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance predefined by the Bank.
Risk assessment as well as limit control of trading positions are performed daily.

Methodology for Estimating Market Risks

The risk is calculated for a horizon of ten business days and at a significance level of 99%. The higher of the outcomes of two commonly accepted risk estimate methods (historical simulation and Monte Carlo simulation) is taken into account. A full revaluation of the trading portfolio is made every business day, numerous times, in order to produce an estimate. An assessment of the risk level of the Bank's overall activity is executed once a month, using a historical simulation with a one-month horizon.
In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported annually to the Board of Management and to the Board of Directors.
Details regarding this methodology appear in the Annual Report.

Overall Activity of the Bank

Set out below are the main data for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI (Theoretical change in economic value as a result of each scenario)

	March 31, 2007	Maximum in Q1	Minimum in Q1
Scenario		NIS millions	
1% change in the CPI	**(79.1)**	(87.3)	(79.1)

The Bank is active in currency markets through spot and forward transactions as well as through options, both on its own behalf and on behalf of its customers. Consequently, the Bank has activity in most of the world's tradable currencies, in developed markets as well as emerging markets. Due to the limits imposed on currency exposure, key points of which are noted in the summary of limits below, net currency exposure is low relative to the Bank's size.

Set out below are the main sensitivities to currency exchange rates as at March 31, 2007:

Sensitivity of the Bank's capital to changes in main foreign exchange rates (Theoretical change in economic value as a result of each scenario; appreciation scenario indicates strengthening of the currency in question against the other currencies)

	10% appreciation	5% appreciation	5% depreciation	10% depreciation
Currency:	NIS millions			
USD	78.0	43.7	(26.5)	(37.2)
EUR	(20.2)	(4.6)	5.1	32.5
ZAR	(10.2)	(4.2)	(2.0)	(14.6)
GBP	(5.7)	(0.6)	(4.9)	(10.1)
CHF	4.1	2.0	(4.1)	(9.5)

Sensitivity of the Bank's capital to parallel shifts in interest rate curves (Theoretical change in economic value as a result of each scenario)

	March 31, 2007	Maximum in Q1	Minimum in Q1
Scenario	NIS millions		
1% shift in CPI-linked interest rate	**(54.2)**	(61.9)	(38.2)
1% shift in unlinked interest rate	**(122.5)**	(122.5)	(81.2)
1% shift in foreign currency interest rate	**(137.2)**	(137.2)	(95.3)

Trading Activity

Set out below are the main data for the reporting period:

VAR Estimates of Trading Activity

	March 31, 2007	Average in Q1	Maximum in Q1	Minimum in Q1
Scenario	NIS millions			
Bond trading	**(3.7)**	(2.2)	(4.1)	(1.2)
Trading in the dealing room	**(20.5)**	(21.7)	(32.9)	(12.7)
Total trading in Israel	**(24.3)**	(23.9)		

Procedures for Exposure to Market and Liquidity Risks

In early 2007, the Board of Directors approved an exposures document based on the work plan of the Global Treasury Area for the year.

The approved limits include a general limit for the overall risk estimate of the Bank, changes in limits on overall sensitivity of the Bank to risk factors, and expansion of risk limits in the various areas of trading activity. Utilization of the approved limits, as listed below, is subject to approval by the global ALM committee.

Set out below are the principal limitations on exposures to market and liquidity risks, as at the reporting date:

	Limit	NIS millions	% of active financial capital
Overall Bank	Overall risk estimate (VAR)	**1,000**	
	Sensitivity to 1% change in interest rate curve:		
	CPI-linked shekel	500	
	Unlinked shekel	620	
	Foreign currency	720	
	Linkage base exposures by segment:		
	CPI-linked shekel		+/-100
	Foreign currency, including foreign currency linked		+/-30
Of which, trade	Overall risk estimate (VAR)	**250**	
	Shekel/foreign currency exposure		+/-10
	Sensitivity to 3% change in shekel/dollar exchange rate	40	
	Foreign currency exposure / foreign currency in trading and currencies	800	

Reporting

The Board of Directors' Business and Budget Committee and the plenum of the Board of Directors receive periodic reports on exposures, results of operations, and execution of approved policy. Details of these reports appear in the Annual Report.

During the reported period, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest rate risks in the areas of trading only, and for currency and inflation risks at the Bank Group. The capital required in this respect on March 31, 2007 was NIS 467 million, of which NIS 362 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 105 million were in respect of other subsidiaries.

Operational Risks

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk and risk to reputation. The responsibility for routine operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department at the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting obligations, taking into consideration the Basle II guidelines.

The bank is preparing to implement the Basle II recommendations in stages, as part of the preparations for the Basle II Sound Practice principles, in line with the Bank's policy in this area. The Bank of Israel recently published two draft standards related to operational risk management, which refer to an amended working framework for the measurement of capital and capital standards (Basle II) and to guidelines for the management of operational risks. These drafts serve as the basis for a dialogue on this subject between the Supervisor of Banks and the banking sector. Activity in the area of information security is conducted as required under the directives of the Bank of Israel, the Protection of Privacy Law, and other laws, as relevant, with the aim of protecting the information technology system and minimizing information security risks.

The Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing

During the first quarter of 2007, the development and improvement of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. Information systems regarding customers with public exposure were added and enhanced, and a system was set up to scan names against international lists of entities and individuals that pose a risk in connection with the prohibition on money laundering and the prevention of financing of terrorism. Training activities and implementation of legal directives continued, with an emphasis on international banking activity and on accounts of foreign residents, relying extensively on lessons learned from events in Israel and elsewhere. Concurrently, there was a significant increase in the number of reports handled by the unit headed by the Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing.

The unit continues its initiatives in the area of developing new control tools and improving existing systems, in order to reinforce its ability to identify and examine activities that appear to be unusual in the context of the prohibition of money laundering or activities that appear to be related to terrorism financing. The unit is responsible for prevention of the performance of such acts by or through the Bank and for reporting them to the Israel Money Laundering Prohibition Authority and/or to the Israel Police, as relevant.

The unit participated actively in the creation of the website for the Bank's compliance officers, launched during the quarter. The website is designed for use by compliance officers at the various units of the Bank, and will serve as an efficient tool for the absorption and improvement of knowledge on subjects including the prohibition of money laundering and terrorism financing. Professional content, updates, and clarification of major issues related to this subject have been posted to the website, and the site will be routinely maintained and updated.

The Supervisor of the Prohibition of Money Laundering is solidifying and expanding measures to ensure implementation of the policy throughout the Bank Group, in Israel and globally.

On December 12, 2006, an amendment to the Money Laundering Prohibition Order (Identification, Reporting, and Record-Keeping Obligations of Banking Corporations for the Prevention of Money Laundering and Terrorism Financing), 5761-2001, was enacted. The amendment expands the Order and applies it, with regard to the prohibition of terrorism financing, to credit card debts and to trust agreements. The amendment stipulates eased terms with regard to trustees appointed by religious courts and with regard to endowments approved by rabbinical courts. The amendment also added a list of states and territories, financial activity related to which must be reported. Various transition periods were established for implementation of the amendments.

The Bank and its subsidiary companies have prepared and are acting to complete the procedures, operational systems, and training required to comply with all directives of the Order by the established dates. During this quarter, the relevant procedures were updated and training activity was conducted for employees and managers in order to assimilate those changes in the Order that take effect immediately.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents an important phase in adherence to and compliance with consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation. The Compliance Officer assists management and the Board of Directors in fulfilling requirements in the areas for which the officer is responsible, in order to reduce the corporation's exposure to legal claims and protect the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations in the area of consumer protection directives and improvement of the infrastructures survey. Monitoring is done in conjunction with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation and taxation directives are monitored, as they pertain to consumer protection directives.

Main activities during the first quarter of 2007:

In the area of training, planned visits were made to branches and Regional Administrations in order to further the absorption of consumer protection directives. A tutorial on the subject of dormant deposits and an additional tutorial on the subject of deceased persons were distributed. Another tutorial was prepared on the subject of "Defects in Banking Activity", dealing with defects pertaining to consumer protective directives, which will serve as a training tool for regional and branch Compliance Officers.

Seminars were held for Compliance Officers. In addition, branch Compliance Officers performed control processes in areas related to consumer protection directives, particularly in the area of opening accounts for non-residents.

The Unit is coordinating a project in the area of authorizations for opening accounts, a process in which employees will be unable to open any type of account without the appropriate training.

In the area of computerization, we continued to advance the new projects approved, which will serve as help and support tools for the control of compliance with consumer protection directives. These tools will assist the Unit as well as subsidiaries and auxiliary corporations within the Group.

The Compliance Officers' Site was launched within the organization's portal during the quarter. The website is used by the community of Compliance Officers at branches, Regional Administrations, and the Head Office. The site contains professional content and serves as an efficient tool for the benefit of all members of this community.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981, as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks).

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by agencies within government ministries, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at specified rates; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations", as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competition Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "risk of a loss due to the inability to enforce an agreement by legal actions".

Risks of this kind in the Bank's work may arise from a wide range of diverse circumstances. Thus, for example, risks may arise from the absence of written documentation of agreements between the Bank and its customers, or between the Bank and its suppliers or others, defective signatures, and/or a lack of details in written agreements; from improperly phrased agreements and/or agreements open to interpretation that does not reflect the Bank's intentions; or from agreements that are subject to cancellation (in full or in part) and/or that include unenforceable directives or other legal flaws.

The Bank takes a broad approach to legal risks, encompassing risks arising from primary and secondary legislative directives, regulatory directives, rulings of courts, tribunals, and other entities with quasi-judicial authority, risks arising from activity not backed by legal counsel or flawed legal counsel, and risks arising from legal proceedings.

Legal risks are naturally intertwined with operational risks, as for example in the case of the absence of a full, written, legally signed agreement in a particular transaction, despite the fact that an agreement of the same type exists at the Bank and is used in the ordinary course of its business.

Handling of these issues emphasizes the following points:

- Identifying and addressing areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to subsidiaries in Israel and abroad, the plan delineates a general risk management policy which each subsidiary must adapt to its circumstances and operations; mechanisms for reporting to the Head of Legal Risk are also required of these subsidiaries.

Internal Auditor

Disclosure regarding the Group's internal auditing, including the professional standards under which the internal audit acts and the considerations involved in formulating the yearly and multi-year work plans, are described in the Annual Report for 2006. During the reporting period, no material changes occurred in this regard.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.

Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation.

The Bank is also required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. to 10% or less of any type of means of control before that company may control an insurer.

The Bank sold all of its mutual fund management rights during 2006, and plans to complete the sale of all assets whose sale is required under the Bachar Reform during 2007.

Banks under the Bank's control (Bank Massad and Bank Yahav) are also required to sell such assets. To the Bank's knowledge, these banks also intend to complete the sale of assets whose sale is required during 2007.

Upon completion of the aforesaid sales, the prerequisite conditions for the Bank to receive a pension advising license will be fulfilled, according to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (the "Pension Advising Law", which is part of the Bachar Reform); accordingly, the Bank intends to apply to the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") at that time to grant the Bank a pension advisor's license.

Note, however, that under the provisions of the Pension Advising Law, the Supervisor must be persuaded that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking". (Section 11(A)(5) of the Pension Advising Law).

Comments have recently been made by the Supervisor and/or on his behalf indicating that he is considering refraining from granting a pension advisor's license to the Bank and to Bank Leumi LeIsrael B.M. for a period of several years, or granting these two banks a restricted advisor's license allowing them to provide pension advice only to those defined as "self-employed", but not to "employees", for a period of several years. At this stage, there is no certain knowledge as to what the Supervisor's position will be when the Bank applies for an advisor's license, after fulfilling all of the prerequisite conditions. The Bank will consider its actions in light of the Supervisor's position after the Bank has applied for a pension advisor's license.

The Capital Market

The Bank Group's capital market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; safekeeping services in securities; research and consulting services for customers on the capital market; provision of services to financial asset managers; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity still includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specialize and engage in a specified field.

Among other things, the Bank operates through subsidiaries engaged in the management of investment portfolios in securities and financial assets, for private customers, corporations, non-profit associations, and institutions, and which also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

The average daily turnover of shares and convertible securities (including off-exchange transactions) totaled NIS 1,870 million in the first quarter of 2007, an increase of 30.0% compared with the first quarter of 2006. The average daily turnover of bonds totaled NIS 2,487 million in the first quarter of 2007, an increase of 86% compared with the first quarter of 2006.

Distribution of Mutual Funds

The Bank has reached agreements with most of the mutual fund managers in Israel with regard to the distribution of mutual fund units to its customers. The Bank is entitled to collect distribution fees in respect of this activity, as stipulated in the regulations. For details regarding the volume of the mutual funds distributed by the Bank Group, see the section on Development in Balance Sheet Items - Off-Balance Sheet Activity, above.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general assemblies, and safekeeping and account management services.

Peilim - Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.

On March 31, 2007, the company managed portfolios at a monetary value of NIS 7.6 billion, compared with NIS 7.4 billion at the end of 2006.

Under the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005, Peilim will be required to stop providing investment portfolio management services to institutional investors: joint trust investment funds, provident funds, and insurers with investments credited to insured clients.

Provident, Advanced Study, Severance Pay, and Paid Sick Leave Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years of the law's publication.

The asset value of provident funds operated by the Bank Group reached NIS 99.5 billion at the end of the first quarter of 2007, compared with NIS 96.4 billion at the end of 2006.

On April 20, 2007, the sales transaction was completed according to which Kovetz Provident Funds Management Company Ltd. (hereinafter: "Kovetz"), a wholly-owned subsidiary of the Bank, sold to Prisma the New Provident Funds Company Ltd., which is a company in the Prisma group, for a total consideration of NIS 455 million, the provident fund management activity for the following funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, all rights and obligations of Kovetz in relation to the management of the aforesaid provident funds, and the right to receive the management fees of these funds. The balance of assets of the aforesaid funds totaled NIS 15 billion at the end of March 2007. Net profit from the above sale amounts to NIS 270 million, and will be included in the results of operations of the second quarter of 2007.

On February 22, 2007, the Board of Directors of the Bank reached a decision, in principle, to approve the sale by Gad Gmulim Provident Fund Management Company Ltd., a wholly owned subsidiary of the Bank (hereinafter: "Gad Gmulim"), of the activity of the provident fund Gadish (hereinafter: "Gadish"), which is under its management, including the goodwill acquired by Gad Gmulim in managing Gadish over the years of its activity, the full rights and obligations of Gad Gmulim in the management of Gadish, and the right to receive the management fees of Gadish, to G. Acquisition Asset Management Ltd. (hereinafter: the "Buyer"), all subject to completion of all agreements involved in the sale to the Bank's satisfaction.

The expected consideration for Gad Gmulim from the sale of the aforesaid full rights and obligations is the amount equal to 3.175% of the monetary volume of Gadish assets at the date of completion of the transaction. The consideration, calculated based on the volume of the provident fund on the date of the decision by the Board of Directors reached NIS 660 million and the expected net profit on this basis is approximately NIS 400 million. As part of the transaction described above, the Buyer is to enter into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to the Buyer. Completion of the transaction is contingent upon receipt of all required regulatory approvals, amendment of the articles of Gadish, and signing of distribution and operating agreements with the Bank.

The Board of Directors further decided, in principle, to sell the remaining provident funds that remain under the Bank's management and the Bank is acting in accordance with that decision.

Provident funds of Bank Massad:

Bank Massad manages the provident fund Daphna. The Israel Teachers Union and the Teachers' Organization have informed the Bank of their wish to undertake the management of the provident fund Daphna, such that each organization will manage its own members through a management company. Commercial agreements regarding the transfer of the fund's activity to these organizations have not yet been reached.

Provident funds of Bank Yahav for Government Employees Ltd.:

The value of the assets of the provident funds and the advanced study funds owned by Bank Yahav reached NIS 9.8 billion at the end of March 2007.

For details regarding the balances of the provident funds operated by the Bank Group, see the section Developments in Balance Sheet Items - Off-Balance Sheet Activity, above.

Total assets of provident funds owned by the Bank Group which are designated for sale, including those managed by Kovetz, as described above, totaled approximately NIS 65.8 billion on March 31, 2007.

Pension Advising

According to the directives of the Pension Advising Law and the Banking (Licensing) Law, 5741-1981, as amended by the Law for Increasing Competition (hereinafter, together: the "Legal Arrangement"), the Bank shall be permitted to engage in pension advising in the future, under the terms stipulated in the Legal Arrangement, including, especially, receiving a pension advising license from the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance.

The Bank is preparing for the time when it may begin engaging in pension advising, as noted. Among other things, a new Pension, Insurance, and Retirement Funds Division has been established within the Bank, responsible for coordinating pension advising activity. Personnel specializing in the pension insurance market have been hired by the Division, and the Bank has trained pension advisors from among its employees while also hiring additional employees, in order to be able to adequately provide pension advice to the public once it receives a license to engage in this activity. To date, some 400 advisors have been trained and have passed Finance Ministry pension advising licensing examinations; about 35 additional employees are studying and receiving training from the Bank in order to obtain pension advising licenses. In addition, the Bank is adapting procedures and systems; working to prepare distribution agreements with pension product producers; and setting up IT infrastructures to allow the provision of service to customers, including support systems for pension advising to help match suitable pension solutions to customers.

As part of these preparations, the Bank is nearing completion of the process of acquiring Meitavit Maayan for Research and Development Ltd., which owns rights to products and system developments of the required type, and has the expertise needed for specification, writing, and preparation of software solutions for pension advising. The Bank also acquired a pension payment management system, which together with systems developed at the Bank will allow agreements with producers of pension products and with employers and customers in order to collect pension payments, direct the payments towards the different producers according to the customer's instructions, and retrieve information from producers for customers through the various channels.

In recent months, actions by the Supervisor of the Capital Market, Insurance, and Savings and a private legislative initiative by an MK have been aimed at delaying the granting of a pension advising license to the largest banks, so that such a license would first be granted to small or medium-sized banks, or alternatively, restricting the pension advising license granted to the Bank to advice to the self-employed only. If the Bank is not granted a pension license, or if it is granted a license restricted to advising only the self-employed, damage may be caused to the Bank, to an extent that cannot be estimated. The damage to the Bank may be reflected in the Bank's business results, due to the Bank's futile expenditures on preparations for pension advising as well as due to the denial of future income, including income from distribution fees.

Note that the statements mentioned above regarding the delay in granting the license to the Bank have not been expressed formally (other than the draft private law proposal).

Services for Financial Asset Managers

The Financial Asset Manager Services Division within the Client Asset Management Area coordinates existing and future activities involving various operational and banking services for provident funds and for financial asset managers such as mutual fund managers and investment portfolio managers.

The creation of this division is an additional part of the Bank's preparation for implementation of the Bachar legislation.

The new division unifies under one roof the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets mentioned above and in the provision of comprehensive banking services to entities that manage these assets: provident fund management companies, mutual fund management companies, and investment portfolio managers.

In 2006 and in the first quarter of the year, agreements for the provision of operational services in the area of provident funds were signed with private investment houses, some incidental to the sale of provident funds. In the area of mutual funds, banking service agreements were signed with the buyers of the P.K.N. and Lahak funds and with other fund managers.

The Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance has issued a directive according to which a pension advisor providing operational services shall not charge operational fees from management companies higher than 0.1% annually of the total assets of the provident fund. As the Bank is preparing to become a pension advisor, this directive will limit the rate of operational fees to be collected.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement, implemented through "Poalim for the Community", is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereinafter: "Poalim for the Community"), while part of the activity is conducted through the "Poalim for the Community Foundation (Registered Non-Profit Organization)" (hereinafter: "Poalim for the Community Foundation") and the rest is conducted through other channels and projects, as described below.

"Poalim for the Community" devotes special attention to work with children and adolescents, with the aim of advancing the generation of the future. However, the activity of "Poalim for the Community" is extensive and varied, and includes other target audiences as well.

Through the areas of activity described below, and through the various projects promoted by the Bank Group, the Group's involvement in the community in the first quarter of 2007 was expressed in a financial contribution of approximately NIS 7.6 million.
The following are the details of the various channels and projects:

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources, Logistics, and Procurement Areas, the Employees' Union, the Head of Community Affairs, regional administrations of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in several areas of Israel are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

"Poalim for the Community" Foundation - Monetary donations to numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.
In the first quarter of 2007, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening weak populations, and support for educational, culture, welfare, health care, and science institutions. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and require special assistance in order to progress in their studies.
The "Poalim for the Community" Foundation also contributes to the advancement of culture and the arts, and makes donations to various activities throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.
Another important area in which "Poalim for the Community" is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.
The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" has taken on changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project continued in 2005, 2006 and 2007.
The aim of the project is to raise the topic of encouragement of reading in the public awareness. The project also includes a public informational campaign, distribution of books, financing "story-telling hours" throughout the country, activities during "national book week" and collaboration with the Children's Channel and other media.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health care institutions.

Donations of computers and accompanying equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates computers and other accompanying equipment each year.
In the first quarter of 2007, the Bank made 118 donations of computers and accompanying equipment.

"Poalim for Culture and Nature in Israel" - At Passover, "Poalim for the Community" announced a special project in which all Israelis were invited to visit 48 sites throughout Israel free of charge during the holiday. This project was successfully launched in 2005 and the Bank decided to expand it in 2006 and 2007.
Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim resolved to make it possible for parents and children throughout Israel to travel during the holiday and enjoy a variety of sites all over the country, without the visits causing a heavy financial burden for the families.

Support for culture and arts - Each year, the Bank contributes to the promotion of culture and the arts through donations and sponsorships; for example, the Bank provides support to museums throughout Israel. Likewise, the Bank accompanies and supports, through multi-year agreements, various internationally-known cultural institutions which are committed to leadership and excellence in their field: the Bank supports the activities of the Batsheva Dance Company through three-year scholarships for dancers, and supports the Israel Philharmonic Orchestra under a five-year agreement.
The Bank also holds art exhibits at its Head Office building, with revenues devoted to the various foundations that participate in this initiative.

"Violence - No Way" project - In June 2006, "Poalim for the Community" launched a project aimed at fighting violence. The program includes explanatory and instructional activities at recreational sites with integration of Bank employee volunteers in the activity; operation of mediation centers for adolescents who have suffered or inflicted hurt; rehabilitation of adolescents involved in criminal activities; and more. In addition, in a collaboration with the Keshet television network through its "A Star is Born 4" program, the program encouraged a high level of involvement and identification with this topic. The nationwide activities are accompanied by the slogan, "Violence - No Way". During 2007 the project continues however in a smaller scope.

"From Three to Five" project - Bank Hapoalim joined efforts with the Israel Technion Society and the Ort organization in order to assist students from lower socio-economic backgrounds to improve their scholastic achievements in mathematics. The aim is to increase by about 5% the number of applicants for the 5 credit-points matriculation exam in mathematics. The Bank's involvement in the project enabled the participation of 1,500 students during this academic year.

"Matan - Your Way to Give" (hereinafter: "Matan") - Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation. Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting and strengthening weak groups in society. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Other Matters

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.
As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi-Tefahot Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.
In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

After the release of the Bank's annual financial statements for 2005, criticism was published in the media regarding the amount of the overall compensation paid to the Bank's senior executives, as reported in the financial statements.
In its meeting dated April 27, 2006, the Board of Directors of the Bank held a discussion of the compensation plan for the Bank's senior executives and determined that the principles instituted at the Bank from 1998 to the present were approved in a legal manner and served the best interest of the Bank and of all of its shareholders.

However, in view of the public sentiment on this matter, the Board of Directors resolved to establish a committee comprised of Board members to reexamine the compensation system. The Board of Directors emphasized that it is appropriate that the compensation policy for executives should continue to be based on achievements, excellence, and the attainment of business objectives, as has been the practice until now, for the good of the Bank and its shareholders. At the same meeting, former Chairman of the Board Mr. S. Nehama, CEO of the Bank Mr. Z. Ziv, and Chairman of the Board of Isracard and of companies in the Poalim Capital Markets Group, Mr. D. Dankner, (who was recently appointed Acting Chairman of the Board of Directors) announced that notwithstanding their existing contracts, they would agree that the committee might decide that in calculating bonuses, the Bank's profits should be taken into account excluding the substantial profits to be obtained from sales of assets imposed on the Bank as a result of the Bachar Reform (such as the sale of mutual funds, provident funds, and Bank Otsar Hahayal).

The Israel Securities Authority addressed a request to the Bank for details regarding the manner in which the compensation is determined. Later, the Bank was required to provide the Israel Securities Authority with a legal opinion regarding the question whether the Arison Group and Mr. D. Dankner had a personal interest in approving the salary of the Chairman of the Board of Directors of the Bank.

The Bank received a legal opinion produced jointly by the legal firms Gornitsky & Partners and Caspi & Partners, which determined that neither the Arison Group nor Mr. Dankner had a personal interest in approving the salary and compensation of the Chairman of the Board of Directors and that the approval of the salary and compensation of the Chairman of the Board of Directors by the general assembly of shareholders was performed in a lawful manner.

The Bank was contacted by two legal firms, on behalf of their clients, who are shareholders of the Bank, stating that they intended to submit a request to the court to approve the filing of derived claims on behalf of the Bank, against members of the Board of Directors of the Bank, in regard to the approval of the terms of salary and compensation for senior officers of the Bank, and against some of those officers, all in order to cause them to repay to the Bank the amount which, in the opinion of these attorneys, should not have been approved and paid.

The Bank rejected the demand to file its own claim against members of the Board of Directors and against senior officers of the Bank, as in the opinion of the members of the Board of Directors who discussed the demand; all decisions on this matter were made in a lawful manner.

Subsequently, in July 2006, one of these legal firms, on behalf of its client, Mr. Shalom Vashdi, filed a request with the court to approve the filing of a derived claim on this matter on behalf of the Bank, against the former Chairman of the Board of Directors, Mr. Shlomo Nehama, claiming that he should repay the entire salary he received from the Bank in the last seven years, and against members of the Board of Directors of the Bank, claiming that they should pay the Bank the amount of about NIS 42 million, which is the amount that, according to the originator of the request, should not have been paid to senior officers of the Bank (hereinafter: the "Derived Petition").

Further to discussions held with the Israel Securities Authority, and further to discussions held with the representatives of the petitioner in the Derived Petition, on October 4, 2006, an agreement was reached regarding a settlement between the Bank and officers of the Bank and the petitioner in the Derived Petition (hereinafter: the "Settlement Agreement").

Under the Settlement Agreement, solely due to the public aspect of the case, Mr. Nehama and Mr. Ziv, CEO of the Bank, will each pay the Bank the amount of approximately NIS 13 million. These amounts constitute the full amount of the difference between the bonuses paid to Mr. Nehama and Mr. Ziv by the Bank for the year 2004 and the bonuses paid to them for the year 2005. Payment of these amounts will be executed, as stipulated in the Settlement Agreement, among other things; out of the amounts which Mr. Nehama and Mr. Ziv will be entitled to receive from the Bank for the years 2006-2008, in CPI-linked values.

The Settlement Agreement further stipulates that Mr. Nehama and Mr. Ziv relinquish, from 2006 forward, the bonuses to which they would be entitled for profits from the sale of provident funds and/or pension funds and mutual funds owned by the Bank, the sale of which is imposed upon the Bank by law; and for profits resulting from the sale of the Bank's shares in Bank Otsar Hahayal Ltd. (the "Forced Sales").

The Settlement Agreement notes that the aforesaid amounts will be repaid to the Bank by Mr. Nehama and Mr. Ziv due to the public aspect of the case, despite the fact that the Bank, the members of the Board of Directors of the Bank, and their legal advisors have determined that the full payment of the bonuses was approved in a legal manner, and that Mr. Nehama and Mr. Ziv were lawfully entitled to receive the full amounts paid to them as bonuses, in recognition of their accomplishments and the Bank's achievements during 2005, as was also stipulated in the Settlement Agreement.

The Settlement Agreement further states that due to the public aspect of the case, the Bank is considering the formulation of an updated option plan and/or compensation plan, to apply from 2006 forward, for Mr. Nehama and Mr. Ziv, as well as for all or some of the other officers and senior employees of the Bank and of the Bank's subsidiaries.

The Settlement Agreement also stipulates that although Mr. Dankner did not join the Settlement Agreement, due among other causes to the fact that his compensation and bonus were approved by the general assembly of the Bank with the support of more than one-third of the participants who did not have a personal interest in the decision, and in light of the opinion of his legal advisors, Mr. Dankner was granted the right to join the Settlement Agreement, in writing, until July 1, 2007, and to pay the Bank the amount of NIS 7.5 million, in the same format in which Mr. Nehama and Mr. Ziv are repaying funds to the Bank.

On May 20, 2007 a settlement agreement was approved by the court and was validated by a conclusive ruling.

According to the ruling, the repayment will be paid to the Bank as stipulated in the settlement agreement.

The annual ordinary general meeting of the Bank's shareholders convened on January 24, 2007. Among other things, the shareholders resolved to approve the election of Ms. Efrat Peled as a director of the Bank and of Prof. Yair Orgler as an external director of the Bank (under Proper Conduct of Banking Business Directive 301 of the Supervisor of Banks).

On February 1, 2007, the Bank's Board of Directors approved changes to the Bank's Board of Management, according to which:

- Mr. Shlomo Braun, who served as a Member of the Board of Management, ceased to serve as a Member of the Board of Management, on March 31, 2007. After a period in an academic program, he will be appointed to the position of Head of the Bank's Activity in the United States at the end of August 2007, at his present rank.
- Ms. Hanna Pri-Zan, who serves as a Member of the Board of Management, was appointed to the position of Head of Human Resources, Logistics, and Procurement, effective March 31, 2007.
- Mr. Doron Klausner, who serves as a Member of the Board of Management, was appointed to the position of Head of Risk Management, in addition to his position as Head of the Corporate Center, effective March 31, 2007.

Further to the information reported in the section on the Bank Group's activity and the business developments in the financial statements as at December 31, 2006, regarding investments in the Bank's share capital, note that:

Controlling parties of the Bank at the date of publication of the financial statements are Arison Holdings (1998) Ltd. (hereinafter:"Arison Holdings") and Israel Salt Industries Ltd. (hereinafter:"Salt Industries"). (All of the aforementioned controlling parties will hereinafter be referred to jointly as the "Arison-Dankner Group").

Near the date of publication of the financial statements, the Arison-Dankner Group held 25.6% of the issued and paid-up share capital of the Bank (25.3% with full dilution), of which Arison Holdings held 19.6%.

This rate of holdings by Arison Holdings dates from March 15, 2007, when shares were transferred to its ownership which were previously owned by the foreign companies BH Israel LLC, Madlen LLC, and BH Investment Associates LLC, which were formerly among the owners of the controlling interest in Bank Hapoalim, but withdrew from it. On January 11, 2007, Arison Holdings signed an agreement with Salt Industries according to which the parties will act to reclassify some of their shares of the Bank, for the purposes of the Permit, such that 38,060,238 ordinary shares of NIS 1 par value each of the Bank held by Salt Industries (approximately 3% of the Bank's share capital) shall be reclassified as free shares and released from the directives of the Permit, while 38,060,238 ordinary shares of NIS 1 par value each of the Bank held by Arison Holdings shall be reclassified as shares subject to the directives of the Permit.

Furthermore, at the date of signing of the aforesaid agreement with Salt Industries, Arison Investments Ltd. ("Arison Investments"), a subsidiary controlled by Arison Holdings, signed an agreement to acquire shares of Salt Industries from controlling shareholders of Salt Industries (the "Acquisition Agreement"). Under the Acquisition Agreement, the Sellers undertook to sell Arison Investments 25,331,204 shares of Salt Industries (constituting 63.58% of the issued and paid-up share capital of Salt Industries, on a fully diluted basis), for a total consideration of NIS 887 million, to be adjusted for increases in the USD exchange rate. Salt Industries holds, directly, approximately 6% of the shares of the Bank.

The two aforesaid agreements are subject to the fulfillment of a series of suspending conditions by June 11, 2007, including the receipt of various regulatory approvals, including from the Bank of Israel, which was granted on May 9, 2007.

Upon execution of the agreements, the controlling interest of the Bank will be owned in full by Arison Holdings.

Arison Holdings has notified the bank that, on March 14, 2007 the Controlling Permit that was granted for the controlling stake and full control in the Bank was amended. Under the amendment a few conditions were added that are relevant to the running of the Bank and its institutions, among which:

1. A relative of the Controlling Group and related companies under its control will be subject to the legal limitations of a controlling stakeholder in a Banking Corporation in its business activity with the bank.
2. The Bank's Board of Directors will, at all times, have 15 directors while 7 will be external directors.
3. No more than 5 directors will be appointed in the Bank, during any year.
4. At least one-third of the members of each board committee will be external. The directors serving in the Audit committee will not constitute the majority of the members serving in the other board committees.

To date there are 12 members in the Board of Directors and it is its intention to complete the quorum in the near future.

On March 20, 2007, the Bank's Board of Directors declared a dividend of about NIS 378 million, representing 30% of the issued share capital of the Bank, or 30 agorot per NIS 1 par value share. The dividend was paid on April 12, 2007.

On May 28, 2007, the Bank's Board of Directors declared a dividend of about NIS 315 million, representing 25% of the issued share capital of the Bank, or 25 agorot per NIS 1 par value share. The Board of Directors further resolved to declare June 4, 2007 as the date of record, June 5, 2007 as the ex-date, and June 19, 2007 as the date of payment.

In April 2007, Moody's published its revised methodology rating for Israeli Banks. The revised methodology kept the ratings of the Bank unchanged, but downgraded by one notch the ratings of the Bank's international notes, Hapoalim International, from Aa2 to Aa3 for its senior debt notes, and from Aa3 to A1 for its junior subordinated notes.

On March 15, 2007, the Bank was notified by Arison Holdings that in a conversation held on March 14, 2007, between Ms. Shari Arison, Chairperson of Arison Holdings, and Mr. Shlomo Nehama, former Chairman of the Board of Directors of the Bank, an agreement in principle was reached with regard to Mr. Nehama's resignation from his position as Chairman of the Board of Directors of the Bank, with the date and terms to be agreed upon, and with obligations towards Mr. Nehama to be fulfilled.

The replacement recommended by Arison Holdings for the position of Chairman of the Board of Directors of the Bank is Mr. Dan Dankner (who has served as a member of the Board of Directors of the Bank for ten years), while the recommended Vice Chairman of the Board is Ms. Irit Izakson (who has served as a member of the Board of Directors of the Bank for seven years). Both expressed their consent, in principle.

In a meeting of the Board of Directors of the Bank which convened on May 14, 2007, Chairman of the Board of Directors Mr. Shlomo Nehama announced his resignation from his term of service as Chairman of the Board of Directors of the Bank on May 15, 2007, and as of this date he no longer serves as a Member of the Board of Directors. In the same meeting, Mr. Dan Dankner was elected to serve as Acting Chairman of the Board of Directors of the Bank.
The election of the Chairman of the Board of Directors is expected to be closely following the completion of two agreements as described above by Arison Holdings and Arison Investments with Salt Industries.

The Board of Directors of the Bank thanks Mr. Shlomo Nehama for his efforts and great contribution to the Bank during the years he served as Chairman of the Board of Directors.

The Board of Directors of the Bank held 16 meetings during the period of January-March 2007.
The various Board of Directors committees held 46 meetings during the period of January-March 2007.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, the Chief Executive Officer and the Chief Accountant of the Bank will each separately sign a declaration regarding "Controls and Procedures Concerning Disclosure", in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act", enacted in the United States (hereinafter: the "Disclosure Declaration").
The aforesaid Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives. The "controls and procedures concerning disclosure" are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.
At this stage, the Disclosure Declaration is not meant to cover the broader aspects of the evaluation of the "Effectiveness of Internal Control of Financial Reporting" established in Section 404, which include, among other things, the planning of a process aimed at providing a reasonable degree of confidence with regard to the evaluation of policy and procedures concerning the accuracy of records, completeness of records, correct authorizations in recording receipts and payments, and prevention and identification of unauthorized actions which may have a material impact on the Bank's financial reporting.

In December 2005, the Supervisor of Banks issued a circular on this subject, stating that banking corporations should prepare to include in their financial statements, starting with the financial statements for December 31, 2008, a declaration regarding management's responsibility for the establishment and maintenance of adequate systems and procedures of internal control of financial reporting, as well as an evaluation as at the end of the fiscal year of the effectiveness of the systems and procedures of internal control of financial reporting. At the same time, auditors of banking corporations will be required to provide an opinion regarding the evaluation performed by the management of the banking corporation, prepared while implementing the relevant standards adopted or issued by the PCAOB (Public Company Accounting Oversight Board), all in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

The Bank is taking steps to comply with the requirements of the above directives on the stipulated date, and has hired an external consulting company for that purpose.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accountant of the Bank, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at March 31, 2007. Based on this assessment, the Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended on March 31, 2007, there was no change in the Bank's internal control over financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Dan Dankner
Acting Chairman of the Board of Directors

Zvi Ziv
President and Chief Executive Officer

Tel-Aviv, May 28, 2007.

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the three months ending on March 31		Change
	2007	2006	
Profit and Profitability			
Profit from financing activities before provision for doubtful debets	**1,840**	1,886	(2.4%)
Provision for doubtful debts	**181**	242	(25.2%)
Operating and other income	**1,307**	1,283	1.9%
Operating and other expenses	**1,849**	1,896	(2.5%)
Operating profit before taxes	**1,117**	1,031	8.3%
Provision for taxes on operating profit	**488**	427	14.3%
Operating profit after taxes	**629**	604	4.1%
Operating profit	**690**	619	11.5%
Net profit from extraordinary transaction, after taxes	**(55)**	558	(109.9%)
Net profit	**635**	1,177	(46.1%)

				change compared with	
	31.3.2007	31.3.2006	31.12.2006	31.3.2006	31.12.2006
Balance Sheet - Principal Items					
Total balance sheet	**290,820**	294,461	282,864	(1.2%)	2.8%
Credit to the public	**187,092**	193,891	186,463	(3.5%)	0.3%
Securities	**48,289**	39,409	44,456	22.5%	8.6%
Deposits from the public	**220,976**	226,561	217,004	(2.5%)	1.8%
Debentures and subordinated notes	**18,158**	20,722	18,384	(12.4%)	(1.2%)
Shareholders' equity	**18,493**	17,297	18,233	6.9%	1.4%

	31.3.2007	31.3.2006	31.12.2006
Principal financial ratios			
Shareholders' equity to total assets	**6.4%**	5.9%	6.4%
Tier 1 capital to total assets	**7.5%**	7.0%	7.4%
Capital to risk assets	**10.65%**	10.26%	10.53%
Credit to the public to total assets	**64.3%**	65.8%	65.9%
Deposits from the public to total assets	**76.0%**	76.9%	76.7%
Operating income to operating expenses	**70.7%**	67.7%	67.6%
Operating expenses to total income	**58.8%**	59.8%	58.9%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.2%**	0.3%	0.3%
Rate of provision for taxes	**43.7%**	41.4%	43.8%
Return of operating profit after taxes on equity, net[(a)]	**16.0%**	15.7%	14.7%
Return of net profit on equity[(a)]	**14.6%**	31.3%	19.7%
Return of net profit on total assets[(a)]	**0.9%**	1.6%	1.2%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

For the three months ending on March 31

	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets[5][6]	**91,354**	**1,460**	**6.55**		93,146	1,528	6.72	
Effect of derivatives[4]								
Embedded derivatives and ALM	**38,847**	**824**			20,539	182		
Total assets	**130,201**	**2,284**		**7.20**	113,685	1,710		6.15
Liabilities[6]	**(100,506)**	**(781)**	**(3.14)**		(91,676)	(752)	(3.32)	
Effect of derivatives[4]								
Embedded derivatives and ALM	**(24,234)**	**(642)**			(15,409)	(133)		
Total liabilities	**(124,740)**	**(1,423)**		**(4.64)**	(107,085)	(885)		(3.35)
Interest spread			**3.41**	**2.56**			3.40	2.80
Israeli currency - Linked to the CPI								
Assets[5][6]	**56,054**	**536**	**3.88**		60,188	839	5.69	
Effect of derivatives[4]								
Embedded derivatives and ALM	**2,110**	**33**			1,545	32		
Total assets	**58,164**	**569**		**3.97**	61,733	871		5.76
Liabilities[6]	**(41,478)**	**(280)**	**(2.73)**		(47,801)	(542)	(4.61)	
Effect of derivatives[4]								
Embedded derivatives and ALM	**(10,028)**	**(195)**			(5,235)	(98)		
Total liabilities	**(51,506)**	**(475)**		**(3.74)**	(53,036)	(640)		(4.91)
Interest spread			**1.15**	**0.23**			1.08	0.85

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2007 NIS (119) million (March 31, 2006: NIS (87) million) in the unlinked segment, NIS (14) million (March 31, 2006: NIS (4) million) in the CPI-linked segment, NIS (26) million (March 31, 2006: NIS 45 million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Management Review -
Rates of Income and Expense -
Consolidated (continued)

	For the three months ending on March 31							
	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Assets[5][6]	**116,917**	**(82)**	**(0.28)**		111,227	*2,909	*10.88	
Effect of derivatives[4]								
Hedging derivatives	**29,058**	**380**			*28,291	*168		
Embedded derivatives and ALM	**123,550**	**2,178**			*119,760	*3,784		
Total assets	**269,525**	**2,476**		**3.73**	*259,278	*6,861		*11.01
Liabilities[6]	**(105,715)**	**390**	**1.47**		(109,410)	*(2,385)	*(9.01)	
Effect of derivatives[4]								
Hedging derivatives	**(29,089)**	**(320)**			*(28,858)	*(303)		
Embedded derivatives and ALM	**(130,233)**	**(2,104)**			*(121,463)	*(3,687)		
Total liabilities	**(265,037)**	**(2,034)**		**(3.11)**	*(259,731)	*(6,375)		*(10.19)
Interest spread			**1.19**	**0.62**			*1.87	*0.82

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2007 NIS (119) million (March 31, 2006: NIS (87) million) in the unlinked segment, NIS (14) million (March 31, 2006: NIS (4) million) in the CPI-linked segment, NIS (26) million (March 31, 2006: NIS 45 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months ending on March 31							
	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financial income[5][6]	**264,325**	**1,914**	**2.93**		264,561	*5,276	*8.22	
Effect of derivatives[4]								
Hedging derivatives	**29,058**	**380**			*28,291	*168		
Embedded derivatives and ALM	**164,507**	**3,035**			*141,844	*3,998		
Total assets	**457,890**	**5,329**		**4.74**	*434,696	*9,442		*8.98
Monetary liabilities generating financial expenses[6]	**(247,699)**	**(671)**	**(1.09)**		(248,887)	*(3,679)	*(6.05)	
Effect of derivatives[4]								
Hedging derivatives	**(29,089)**	**(320)**			*(28,858)	*(303)		
Embedded derivatives and ALM	**(164,495)**	**(2,941)**			*(142,107)	*(3,918)		
Total liabilities	**(441,283)**	**(3,932)**		**(3.61)**	*(419,852)	*(7,900)		*(7.74)
Interest spread			**1.84**	**1.13**			*2.17	*1.24

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2007 NIS (119) million (March 31, 2006: NIS (87) million) in the unlinked segment, NIS (14) million (March 31, 2006: NIS (4) million) in the CPI-linked segment, NIS (26) million (March 31, 2006: NIS 45 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(in millions of NIS)

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months ending on March 31			
	2007		2006	
	Average balance(1)	Financing income (expenses)	Average balance(1)	Financing income (expenses)
In respect of options		**79**		37
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)(2)		**37**		29
Commissions from financing transactions and other financing income(5)		**328**		294
Other financing expenses		**(1)**		(16)
Profit from financing activities before provision for doubtful debts		**1,840**		1,886
Provision for doubtful debts (including general and supplementary provision)		**(181)**		(242)
Profit from financing activities after provision for doubtful debts		**1,659**		1,644
Total				
Financial assets that generated financing income(3)(4)	**264,325**		264,561	
Assets deriving from derivative instruments(6)	**4,715**		5,302	
Other financial assets(7)	**9,873**		*8,190	
General provision and supplementary provision for doubtful debts	**(1,135)**		(1,172)	
Total financial assets	**277,728**		*276,881	
Total				
Financial liabilities that generated financing expenses(4)	**(247,699)**		(248,887)	
Liabilities deriving from derivative instruments(6)	**(4,532)**		(5,755)	
Other financial liabilities(8)	**(12,947)**		*(11,253)	
Total financial liabilities	**(265,178)**		*(265,895)	
Total excess of assets over financial liabilities	**12,600**		10,986	
Non-monetary assets	**7,223**		7,301	
Non-monetary liabilities	**(631)**		(969)	
Total capital resources	**(19,192)**		(17,318)	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding option), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2007 NIS (119) million (March 31, 2006: NIS (87) million) in the unlinked segment, NIS (14) million (March 31, 2006: NIS (4) million) in the CPI-linked segment, NIS (26) million (March 31, 2006: NIS 45 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

(7) The average balance of other monetary assets includes an average balance in the amount of NIS 8,705 million (March 31, 2006: NIS 7,931 million) for debtors in respect of credit card transactions.

(8) The average balance of other monetary liabilities includes an average balance in the amount of NIS 9,500 million (March 31, 2006: NIS 8,562 million) for creditors in respect of credit card transactions.

Management Review - Rates of Income and Expense - Consolidated (continued)

For the three months ending on March 31

	2007				2006			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financial income[5][6]	**27,693**	**434**	**6.42**		23,878	272	4.63	
Effect of derivatives[4]								
Hedging derivatives	**6,908**	**90**			6,258	29		
Embedded derivatives and ALM	**29,413**	**739**			23,268	768		
Total assets	**64,014**	**1,263**		**8.13**	53,404	1,069		8.25
Monetary liabilities in foreign currency generating financial expenses[5][6]	**(25,341)**	**(311)**	**(5.00)**		(23,595)	(246)	(4.24)	
Effect of derivatives[4]								
Hedging derivatives	**(6,915)**	**(76)**			(6,242)	(54)		
Embedded derivatives and ALM	**(30,835)**	**(764)**			(23,984)	(643)		
Total liabilities	**(63,091)**	**(1,151)**		**(7.50)**	(53,821)	(943)		(7.19)
Interest spread			**1.42**	**0.63**			0.39	1.06

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: March 31, 2007 NIS (119) million (March 31, 2006: NIS (87) million) in the unlinked segment, NIS (14) million (March 31, 2006: NIS (4) million) in the CPI-linked segment, NIS (26) million (March 31, 2006: NIS 45 million) in the foreign currency segment (including Israeli currency linked to foreign currency).
(6) Excluding derivative instruments.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended on March 31, 2007 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report;
   B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditor, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   B. Any fraud, whether material or immaterial, in which the Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv

President and Chief Executive Officer

Tel Aviv, May 28, 2007.

Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended on March 31, 2007 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report;
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the *period covered in the Report, based on our assessment; and*
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during the quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditor, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, May 28, 2007.

KPMG

Somekh Chaikin

BDO
ZIV HAFT

To:

The Board of Directors of Bank Hapoalim B.M.

Subject:
Review of Unaudited Condensed Consolidated Interim Financial Statements for the three months period ended March 31, 2007

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at March 31, 2007, statement of profit and loss and statement of changes in shareholders' equity for the three months period then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to the following notes to the condensed consolidated interim financial statements:

To Note 2, regarding the restatement of comparative data for prior periods following first time implementation of the Supervisor of Banks' directive regarding the credit card companies format for reporting to the public.

To Note 5, regarding exposure to class action claims filed against the Bank.

Somekh Chaikin	**Ziv Haft**
Certified Public Accountants (Isr.)	Certified Public Accountants (Isr.)

Tel-Aviv, May 28, 2007.

Condensed Consolidated Balance Sheet
as at March 31, 2007

(in millions of NIS)

December 31 2006 Audited		March 31 2007 Unaudited	March 31 2006 Unaudited
	Assets		
39,750	Cash on hand and deposits with banks	**42,799**	47,650
44,456	Securities	**48,289**	39,409
-	Securities which were borrowed or bought under agreements to resell	**1,085**	-
186,463	Credit to the public	**187,092**	*193,891
743	Credit to governments	**556**	1,064
821	Investments in equity basis investees	**928**	747
3,767	Buildings and equipment	**3,811**	3,731
6,864	Other assets	**6,260**	*7,969
282,864	Total assets	**290,820**	*294,461
	Liabilities and Shareholders' Equity		
217,004	Deposits from the public	**220,976**	226,561
7,662	Deposits from banks	**11,680**	5,480
2,659	Deposits from the Government	**2,622**	3,057
-	Securities which were lent or sold under agreements to repurchase	**34**	-
18,384	Debentures and subordinated notes	**18,158**	20,722
18,229	Other liabilities	**18,136**	*20,789
263,938	Total liabilities	**271,606**	*276,609
693	Minority interests	**721**	555
18,233	Shareholders' equity	**18,493**	17,297
282,864	Total liabilities and shareholders' equity	**290,820**	*294,461

* Restated - see Note 2.

The accompanying notes are an integral part of these condensed financial statements.

Dan Dankner
Acting Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, May 28, 2007.

Condensed Consolidated Statement of Profit and Loss
for the Period Ended March 31, 2007

(in millions of NIS)

Year ended December 31 2006 Audited		Three months ended March 31 2007 Unaudited	Three months ended March 31 2006 Unaudited
	Profit from financing activities before provision		
7,788	for doubtful debts	**1,840**	1,886
986	Provision for doubtful debts	**181**	242
6,802	Profit from financing activities after provision for doubtful debts	**1,659**	1,644
	Operating and other income		
3,888	Operating commissions	**993**	983
360	Profits from investments in shares, net	**125**	53
914	Other income	**189**	247
5,162	Total operating and other income	**1,307**	1,283
	Operating and other expenses		
4,687	Salaries and related expenses	**1,134**	*1,163
1,239	Maintenance and depreciation of buildings and equipment	**308**	*308
1,706	Other expenses	**407**	*425
7,632	Total operating and other expenses	**1,849**	*1,896
4,332	Operating profit before taxes	**1,117**	*1,031
1,897	Provision for taxes on operating profit	**488**	*427
2,435	Operating profit after taxes	**629**	604
116	The share in net, after-tax operating profits of equity basis investees	**84**	32
(55)	Minority interests, net in after-tax operating profits of subsidiary companies	**(23)**	(17)
2,496	Net operating profit	**690**	619
863	Net profit (loss) from extraordinary transactions, after taxes	**(55)**	558
3,359	Net profit	**635**	1,177
	Net profit per share (in NIS):		
1.98	Net operating profit	**0.55**	0.49
0.68	Profit (loss) from extraordinary transactions	**(0.05)**	0.44
2.66	Net profit per share	**0.50**	0.93

* Reclassified.

The accompanying notes are an integral part of these condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Period Ended March 31, 2007

(in millions of NIS)

	Three months ended March 31						Year ended December 31		
	2007			2006			2006		
	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited						Audited		
Balance as at the beginning of the period	**7,340**	**378**	**10,515**	7,281	139	8,817	7,281	139	8,817
Net profit			**635**			1,177			3,359
Exercise of share options	-			20			21		
Adjustments in respect of presentation of securities available for sale at fair value			**9**			(12)			52
Related tax effect			**(3)**			6			(22)
Paid dividend		-			-			(139)	(1,311)
Dividend that was declared in the current period and not yet paid		**(378)**			(139)				-
Dividend that was declared after the balance sheet date		**315**	**(315)**		618	(618)		378	(378)
Benefit inherent in the allotment of share options to employees	**13**			10			38		
Net loss in respect of cash flow hedging			**(24)**						(4)
Related tax effect			**9**						2
Translation adjustments relating to equity basis investees**			**(1)**			(2)			-
Balance as at the end of the period	**7,353**	**315**	*****10,825**	7,311	618	9,368	7,340	378	10,515

* Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 300 million (March 31, 2006 - NIS 258 million, December 31, 2006 - NIS 294 million).

** Adjustments from translation of financial statements of autonomous units.

*** Including NIS 2,762 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these condensed financial statements.

Notes to the Condensed Financial Statements as at March 31, 2007

(Unaudited)

Note 1

The accounting policies applied in the preparation of the condensed financial statements as at March 31, 2007 are consistent with those applied in the audited annual financial statements, as at December 31, 2006, except for that stated in Note 3, as follows.
These reports should be perused in connection with the annual financial statements as at December 31, 2006, and the Notes accompanying them.

Note 2
Restatment

Starting with the financial statements for 2006, the Bank implements the Supervisor of Banks' directives with regard to "credit card companies format for reporting to the public".
As a result of the aforesaid directive, transactions executed in credit cards whose date of settlement has not yet arrived, which were presented in the past under an off-balance sheet item, are included under the item "credit to the public".

The following is the effect of restatement on balance sheet balances as at March 31, 2006 as a result of the first time adoption of the aforesaid directive (in NIS millions):

Increase in credit to the public	7,970
Decrease in other assets	(390)
Increase in other liabilities	7,580

Note 3
Implementation of new Accounting Standards during the reporting period

In May 2006, a circular was issued by the Supervisor of Banks setting forth an amendment to the public reporting directives regarding transfers and servicing of financial assets and extinguishment of liabilities. The directives set forth in the circular adopt the measurement and disclosure rules stipulated in the American accounting standard FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (hereafter: "FAS 140"), for differentiation between transfers of financial assets to be recorded as sales and other transfers. Accordingly, the principle was adopted under which a financial asset transferred shall be presented in the balance sheet of the party controlling the asset, whether it is transferring or receiving the asset. For this purpose, the directives specify tests of control that refer to repurchase transactions, securities lending, securitization of loans, and sale of and participation in loans.
The amendments to the public reporting directives apply to all banking corporations with regard to securities lending transactions, repurchase of securities, securitization of financial assets, other transfers of financial assets, provision of services for financial assets, and extinguishment of liabilities that are executed after January 2007.

Note 4
Capital Market Reform

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.
Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation.
The Bank is also required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. to 10% or less of any type of means of control since the company may control an insurer and also provident funds and mutual funds.
The Bank sold all of its mutual fund holdings during 2006, and plans to complete the sale of all assets whose sale is required under the Bachar Reform during 2007.
Banks under the Bank's control (Bank Massad and Bank Yahav) are also required to sell such assets. To the Bank's knowledge, these banks also intend to complete the sale of assets whose sale is required during 2007.
On February 26, 2006, regulations were published regarding the payment of distribution commissions by management companies of provident funds and by managers of mutual funds. The regulations set rules regarding the payment of distribution commissions and their rate.
According to the bank's assessment, the changes resulting from the directives of the Bachar Reform will cause a reduction of the bank group's operational income in the future.
Upon completion of the aforesaid sales, the prerequisite conditions for the Bank to receive a pension advising license will be fulfilled, according to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 2005 (the "Pension Advising Law", which is part of the Bachar Reform); accordingly, the Bank intends to apply to the Commissioner of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Commissioner") at that time to grant the Bank a pension advisor's license.

Note 4
Capital Market Reform (continued)

However, under the provisions of the Pension Advising Law, the Commissioner must be convinced that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking". In recent months, actions by the Supervisor of the Capital Market, Insurance, and Savings and a private legislative initiative have been aimed at delaying the granting of a pension advising license to the largest banks, so that such a license would first be granted to small or medium-sized banks, or alternatively, restricting the pension advising license granted to the Bank to advice to the self-employed only. If the Bank is not granted a pension license, or if it is granted a license restricted to advising only the self-employed, damage may be caused to the Bank, to an extent that cannot be estimated.The damage to the Bank may be reflected in the Bank's business results, due to the Bank's futile expenditures on preparations for pension advising as well as due to the denial of future income, including income from distribution fees.
Note that the statements mentioned above regarding the delay in granting the license to the Bank have not been expressed formally (other than the draft private law proposal).

The following are details of the steps taken by the Bank Group:

1. On March 31, 2006, the agreement with regard to the sale of the management rights of PKN mutual funds was completed (for further details see Note 32 to the financial statements as at December 31, 2006). In respect of this sale, the Bank included net profit in the amount of approximately NIS 491 million under the item net profit from extraordinary transactions, after taxes in the first quarter of 2006.
2. On December 15, 2006, the agreement with regard to the sale of the management rights of Lahak mutual funds was completed (for further details see Note 32 to the financial statements as at December 31, 2006).
In respect of this sale, the Bank included in the fourth quarter of 2006, profit in the amount of approximately NIS 93 million, under the item net profit from extraordinary transactions, after taxes.
3. On April 20, 2007, the sales transaction was completed according to which Kovetz Provident Funds Management Company Ltd. (hereafter: "Kovetz"), a wholly-owned subsidiary of the Bank, sold to Prisma the New Provident Funds Company Ltd., which is a company in the Prisma group, the provident fund management activity for the following funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, all rights and obligations of Kovetz in relation to the management of the aforesaid provident funds, and the right to receive the management fees of these funds.
The consideration from the aforementioned sale amounts to approximately NIS 455 million. In respect of this sale, the Bank is expected to record, in the second quarter of 2007, a profit in the amount of approximately NIS 270 million, under the item net profit from extraordinary transactions, after taxes.
4. On February 22, 2007, the Board of Directors of the Bank reached a decision, in principle, to approve the sale by Gad Gmulim Provident Fund Management Company Ltd., a wholly owned subsidiary of the Bank (hereafter: "Gad Gmulim"), of the activity of the provident fund Gadish (hereafter: "Gadish"), which is under its management, including the goodwill acquired by Gad Gmulim in managing Gadish over the years of its activity, the full rights and obligations of Gad Gmulim in the management of Gadish, and the right to receive the management fees of Gadish, to G Acquisition Asset Management Ltd. (hereafter: the "Buyer"), all subject to completion of all agreements involved in the sale to the Bank's satisfaction.
The expected consideration for Gad Gmulim from the sale of the aforesaid full rights and obligations is 3.175% of the monetary volume of Gadish assets at the date of completion of the transaction. The calculated consideration, based on the volume of the provident fund at the date of the decision, is NIS 660 million. As part of the transaction described above, the Buyer is to enter into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to the Buyer. Completion of the transaction is contingent upon receipt of all required regulatory approvals, amendment of the articles of Gadish, and signing of distribution and operating agreements with the Bank.
At the date of completion of the transaction, the Bank is expected to record the profit from the sale in its financial statements, which as noted, will be determined according to the actual consideration paid, based on the volume of Gadish's assets at the date of completion of the transaction. The net profit calculated based on the fund's assets at the date of the decision amounts to approximately NIS 400 million.
The Board of Directors also reached a decision in principle to sell the remaining provident funds still under the Bank's ownership.

Note 5
Legal claims and requests to certify claims as class actions that were filed against the Bank and its consolidated subsidiaries

The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business.
The causes of the claims against the Bank's Group are various and wide-ranging.

In the opinion of the Bank's Management, based on legal opinions, with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provision are necessary.
The additional exposure in respect of claims submitted against the Bank on various matters, as at March 31, 2007, and has a "reasonably possible" chance of success, amounted to approximately NIS 172 million.
For details concerning requests to certify claims as class actions in material amounts - see Note 20C(4) to the financial statements as at December 31, 2006.

A. For details concerning requests to certify claims as class actions in material amounts - see note 20C(4)(a) to the financial statements as at December 31, 2006.
As of the date of publication of the financial statements, there have been no material changes with regard to petitions to certify class actions in material amounts against the Bank Group relative to the description in the aforesaid financial statements, except for the following:
With regard to the claim noted in Note 20C(4)(a)(4) to the financial statements as at December 31, 2006, that was filed in January 2004 that refers to calculation of stamp duty and charges of a 'file opening fee' for a loan taken from Mishkan - in December 2006 the claimant reverted from the class action and his personal claim was denied.

B. Pending against the Bank are claims, including petitions to certify class actions, detailed below. In the opinion of the Bank's Management, based on legal opinions, at this stage it is not possible to assess the chances of these legal proceedings; accordingly, no provision has been made in respect thereof.

1. On January 29, 2007, a claim and a petition to certify the claim as a class action against the Bank were filed with the District Court of Tel-Aviv-Jaffa. The amount of the class action stated in the claim statement is NIS 500 million
In the claim, the claimant alleges that she is a customer of the Bank and that in response to an inquiry by telephone concerning the options available to her with regard to the investment of a sum of money, she was offered an investment in a structured deposit, with no statement or mention of the existence of fees, costs, or spreads for the Bank that she alleges are inherent in the investment.
The claimant alleges that the Bank charges a hidden fee by selling "structured products," in violation of the directives of the Banking (Service to Customers) Law. The Bank thereby allegedly violates the obligation of disclosure, while taking advantage of customers' ignorance and inexperience. This constitutes, according to the claimant, misinformation regarding the essence and nature of the service and regarding the return, benefit, and ordinary or usual price of the service provided to the customer. The claimant further alleges that these actions constitute breach of contract, bad faith, and unjust enrichment.
The claimant is petitioning for her claim to be certified as a class action as well, on behalf of the group of customers who have invested in structured products.
2. On January 10, 2007, a claim statement and a petition to certify the claim as a class action against the Bank were filed with the District Court of Tel-Aviv-Jaffa. The amount of the class action stated in the claim statement is NIS 300 million.
The claimants allege that the Bank failed to terminate life insurance and property insurance executed for the claimants through the Bank, despite the fact that the balance of their loans had been lower than NIS 30,000 since 2001, this in violation of the housing loan regulations set forth by the Supervisor of Banks, according to which a bank shall not obligate a borrower to execute life insurance and property insurance for loans in amounts less than NIS 30,000.
Furthermore, according to the claimants, the Bank failed to comply with the regulations that obligate the Bank to notify customers that the balance of their loan has decreased, or will decrease over the course of the next year, to less than NIS 30,000, and that they are entitled to cancel the aforesaid insurance policies.
3. On December 13, 2006, a claim and a petition to certify the claim as a class action against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. were filed with the District Court of Jerusalem. The aggregate amount of the class action suit against all of the defendants, as specified in the claim statement, is NIS 5.6 billion. The claimants note in their claim that according to a different method of calculation, the amount claimed is at least NIS 5.2 billion.

Note 5
Legal claims and requests to certify claims as class actions that were filed against the Bank and its consolidated subsidiaries (continued)

The claimants, who present themselves as citizens who maintain households and who received credit from the defendants, allege in the claim that they were charged excessive interest payments without economic or commercial justification. The claimants further allege that the interest rate was determined while exploiting the claimants' standing in the households banking market, while reducing competition and causing damage to the public and/or while creating an illegal binding arrangement. The claimants further allege that the interest rate was determined while misinforming them with regard to the usual price of credit services for the households sector, in violation of the Consumer Protection Law, 1981. The claimants allege that this resulted in damage to the claimants and to the other customers of the defendant banks who comprise the households sector.

Soon after filing the claim, the claimants' representative gave notification that he wished to make changes to the claim statement. Therefore, at this stage, a date has not yet been set for the defendant banks to submit their response.

4. On September 18, 2006, the Bank received a claim statement and a petition to certify the claim as a class action filed with the District Court of Tel-Aviv-Jaffa against the Bank and against Bank Leumi LeIsrael B.M. and Israel Discount Bank Ltd. The aggregate amount of the claim against all of the defendants, as stated in the claim statement, is NIS 7 billion; the claimant notes that she reserves the right to amend the claim statement.

The claimant alleges that while she maintained an account with the Bank, she was charged excessive, unreasonable interest payments by the Bank, as well as payments for added risk, credit allocation fees, and account management fees in a current drawing business account which, she claims, were uniform at all of the defendants. According to the claimant, the Bank acted in coordination with the other defendants, under a binding arrangement among them, and as a result of the uniformity in interest rates competition among them was averted or reduced, thereby increasing the interest spread in the unlinked shekel segment in current accounts, and allegedly creating profits for the defendants while causing damage to the public and to the economy.

5. In the beginning of April 2007, the branch of the Bank in New York was served by Arab Bank plc. (hereinafter: "Arab Bank") with five third party complaints against the Bank, as well as against Israel Discount Bank Ltd., Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and 20 other parties whose names it did not specify (hereinafter: the "Third Party Complaints").

These complaints were filed by Arab Bank in connection with part of a series of claims filed against it in the course of the years 2005 and 2006 (hereinafter jointly referred to as "the Original Claim"), by more than two thousand plaintiffs, for payment of compensation following the alleged involvement of Arab Bank in activities in connection with the financing of terror, aiding and abetting acts of genocide, aiding and abetting the perpetration of crimes against humanity, and other. The Original Claim is based on causes of action under U.S. law, and Arab Bank is now attempting, by means of the Third Party Complaints, to shift the responsibility on to third parties, including the Bank.

The Third Party Complaints do not specify any amount the liability for the payment of which Arab Bank is attempting to attribute to the Bank, or to any of the other third parties, and does not indicate how the alleged liability should be apportioned between the Bank and such third parties. Yet Arab Bank contends that in as much as it may be found liable under the Original Claim, which also does not specify amounts, and seeks for determining the amount of compensation according to U.S. law, then the Bank and the other parties are obliged to assume such liability in full.

The allegations contained in the Third Party Complaints are formulated in general terms, focus on the fact that the third parties are Israeli banks, and do not provide any support for linking the Bank to the actions which are the subject of the Original Claim. Moreover, Arab Bank makes no specific reference to the actions regarding which allegations were made against it in the Original Claim, except for a general denial thereof, and placing the responsibility on the Bank, on the other Israeli banks and on the additional parties whose names it did not specify, as aforesaid, as third parties in the Third Party Complaints.

At this stage, Arab Bank has chosen to file third party complaints only against Israeli banks, notwithstanding its allegations that international banks were also involved in part of the actions alleged in the Complaints.

Prior to lodging the Third Party Complaints against the Bank, Arab Bank served a subpoena against the Bank, for the discovery and production of documents, in accordance with the U.S. rules of procedure, for the purpose of defending itself against the Original Claim. This proceeding is still pending.

Note 6
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

Pending against Clal Insurance Enterprises Holdings Ltd., an equity-basis investee of the Bank, are claims and petitions to file class actions related to the company's insurance business.

For details of the aforesaid claims, see Note 20C (15) to the financial statements as at December 31, 2006.

As at the date of publication of the financial statements, there have been no material changes with regard to claims against the company in relation to the description in the aforesaid financial statements, other than the following:

A. Further to Note 20C(15)(A) to the Financial Statements dated December 31, 2006, the parties have submitted their conclusions, and the case is scheduled for a ruling regarding the petition.

B. Further to Note 20C(15)(C) to the Financial Statements dated December 31, 2006, in March 2007 the Supreme Court denied the petition for permission to appeal the ruling.

C. In March 2007, the consolidated company Clal Insurance received a monetary claim (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") filed against it and against other defendants (Migdal and Harel), all of which are insurance companies.

According to the claimants, Clal Insurance continues to collect premiums from clients insured under senior employee insurance policies who have passed retirement age (65) for the risk component of the policy, which they argue is a costly and superfluous component. The claimants allege that Clal Insurance should transfer the premium collected for the risk component to the savings segment of the policy, thereby increasing the monetary redemption value of the accumulated savings. The claimants allege that Clal Insurance thereby acts in violation of the terms of the policy, and demand a refund of the premiums collected in the aforesaid manner.

The Claim was filed under the Class Action Law, 5766-2006. The allegations in the Claim include unjust enrichment, violation of the terms of the policies, and unlawful collection of premiums.

The personal Claim against Clal Insurance is in the amount of NIS 958. Should the Petition be approved and the Claim be certified as a class action, the amount claimed from the defendants in aggregate is estimated by the claimants at approximately NIS 900 million; a separate amount was not attributed to Clal Insurance.

Clal Insurance has not yet responded to the Petition, and the court session for the case has not yet been scheduled.

The financial statements of Clal Holdings as at March 31, 2007 state that in the opinion of the management of Clal Holdings, based on the opinion of its legal advisors, at this initial stage it is not possible to estimate the probability of success of the Petition and the Claim, or the extent of the monetary charge to be imposed on Clal Insurance should the Claim succeed.

Note 7

As described in Note 7 D of the Financial Statements as at December 31, 2006, the Bank sold its entire holdings in Bank Otsar Hahayal in August 2006.

In respect of this sale, the Bank recorded profit in the amount of NIS 183 million, in the third quarter of 2006, which is included under the item net profit from extraordinary transactions, after taxes.

The following are highlights of the financial statements of Bank Otsar Hahayal Ltd., as included in the consolidated financial statements of the Bank Group:

Balance sheet data:	March 31, 2006
	(In millions of NIS)
Total assets	9,117
Securities	587
Credit to the public	7,070
Deposits from the public	8,924

Profit and loss data:	For the three months ending March 31, 2006	For the year *2006
	(In millions of NIS)	
Profit from financing activities before provision for doubtful debts	85	252
Provision for doubtful debts	2	15
Operating and other income	32	88
Operating expenses	81	229

* Up to the date of sale.

Note 8

On March 27, 2007 a memorandum of principles was signed between the Bank and Bank Mizrahi Tefahot Ltd. (hereinafter: "Mizrahi"), according to which Mizrahi is to purchase from the Bank the entire holdings of the Bank in Bank Yahav for Government Employees Ltd. (hereinafter: "Yahav"), which constitute 50% of the issued share capital of Yahav.
The expected consideration based on Bank Yahav's financial statement as at March 31, 2007 is NIS 335 million and the profit that will be recorded upon completion of the transaction is estimated at NIS 55 million. Following the decision of the anticipated realization of the holdings in Bank Yahav, the Bank included an expense for deferred taxes in the amount of NIS 51 million in profit from extraordinary transactions, after taxes.
It has also been agreed that Yahav will continue to receive computer services from Bank Hapoalim, according to the terms presently prevailing between Bank Hapoalim and Yahav, for a period of three years from the date of completion of the transaction.
The completion of the transaction is subject to the approval of the Boards of Directors of the Bank and of Mizrahi, and to obtaining approvals required by law, including the completion of the sale of the provident funds of Yahav or which are controlled by it.

Note 9

On March 9, 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd. (hereafter: "The Phoenix"), under which The Phoenix will acquire from the Bank 25% of the full issued share capital of Isracard Ltd. and Europay (Eurocard) Israel Ltd. (hereafter: the "Companies"), which are wholly owned subsidiaries of the Bank.
The consideration to be paid by The Phoenix for the aforesaid holdings in the Companies shall be calculated on the basis of an aggregate value of NIS 2.55 billion for the Companies, with adjustments for dividend distribution, if and as distributed until the date of completion of the transaction.
In case of a public offering of the Companies within 15 months, the aggregate value base of the Companies for the purposes of the transaction shall be adjusted, upward only, to 90% of the Companies' value for the purposes of the public offering provided that the aggregate valued base between the Bank and The Phoenix shall not exceed NIS 2.7 billion.
Execution of the transaction is subject to due diligence and various conditions, including consent by The Phoenix to arrangements to be instituted between the Bank and the Companies, receipt of regulatory approvals (as necessary), approval by the Management and Board of Directors of the Bank, and the approval by the Board of Directors of the Phoenix.
Upon completion of the transaction, the Bank is expected to record a net profit in its financial statements in an estimated amount of NIS 225 million, according to an aggregate value of NIS 2.55 billion for the Companies and based on the data known to date.
The Antitrust Commissioner approached the Bank and advised, that she is of the opinion that, there is a possibility, that the purchase of holdings in Isracard by The Phoenix or any other cooperation between these companies, may harm the competition in the area of credit and therefore requested more details on the collaboration between the Bank and/or Isracard with The Phoenix.
The Bank and Isracard have provided the Antitrust Commissioner with the requested information.
Likewise, the Bank received a copy of the notice which was sent to The Phoenix by the Head of the Brokers and Advisors Department in the Capital Market, Insurance, and Savings Division at the Ministry of Finance, according to which, it is the Division's intention to examine the transaction for the purchase of 25% of the share capital of Isracard by The Phoenix. Within this notice a position was presented as if this purchase "is not compatible with the recommendations of the Bachar committee for changes in the structure of the capital market in Israel" and as if "the joint ownership in Isracard will not allow the Bank to serve as an objective pension advisor, especially with regard to The Phoenix Group's products. This issue may have implications towards bestowing a pension advisory license to the Bank or in determining restrictive rules therein". The Bank negates these position proposals.
Likewise, the Bank is conducting negotiations with Bank Mizrahi with regard to the sale of 10% of the share capital of Isracard and Europay. Under this framework, the possible issuance of a branded Mizrahi credit card by Isracard is also under discussion.

Note 10
The effect of new accounting standards in the period before their implementation

1. In July 2006, the Israel Accounting Standards Board published Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereafter: the "Standard"). The Standard stipulates that entities subject to the Securities Law, 5728-1968 and required to report under its regulations shall prepare their financial statements according to IFRS for periods starting as of January 1, 2008. The aforesaid does not apply to banking corporations whose financial statements are prepared according to the directives and guidelines of the Supervisor of Banks.

With regard to the manner of implementation of the Standard by banking corporations, the Supervisor of Banks has notified the banking corporations of the following:

A. The Supervisor of Banks intends to routinely set forth directives for the implementation of Israeli standards published by the Israel Accounting Standards Board based on IFRS that do not pertain to the core business of banking.

B. In the second half of 2009, the Supervisor of Banks will announce his decision regarding the implementation date of IFRS pertaining to the core business of banking, taking into consideration the results of the process of adoption of these standards in Israel, on one hand, and the progress of the convergence process between IFRS and American accounting standards, on the other hand.

C. Thus, with regard to the core business of banking, financial statements of banking corporations prepared according to the directives and guidelines of the Supervisor of Banks shall continue to be prepared according to the American accounting standards as stipulated in the Public Reporting Directives.

2. In August 2006, the Israel Accounting Standards Board published Accounting Standard No. 27, "Fixed Assets" (hereafter: the "Standard"). The Standard sets forth rules for the recognition, measurement and subtraction of fixed asset items, and the disclosure required in respect thereto. The Standard stipulates, among other things, that when recognizing in fixed asset item for the first time, the entity must estimate and include as part of the cost of the item the costs that it will incur as a result of the obligation to dismantle and transfer the item and restore the space in which it is located. The Standard further stipulates that a group of similar fixed asset items shall be measured at cost, deducting accrued depreciation, and deducting losses from decline in value; or alternatively, at a revalued amount, deducting accrued depreciation while an increase in the value of the asset as a result of revaluation beyond the initial cost shall be allocated directly to shareholders' equity, under the revaluation fund item. Any part of a fixed asset with a significant cost relative to the total cost of the item shall be depreciated separately, including costs of significant transaction of a commercial nature shall be measured at fair value.

The Standard will apply to financial statements for periods starting January 1, 2007.

As of the date of publication of the financial statements, the Supervisor of Banks has not yet published directives regarding the manner of adoption of the Standard by banking corporations, if at all.

3. In December 2006, the Israel Accounting Standards Board issued Accounting Standard No. 23 concerning the accounting treatment of transactions between an entity and its controlling party (hereafter: "Standard 23"). Standard 23 does not obligate entities to which the Securities Law, 1968 does not apply; furthermore, the standard shall not apply to transactions in which businesses are joined under common control.

Under Standard 23, an asset (excluding exceptions) transferred to an entity by a controlling party of the entity shall be presented in the financial statements of the entity at its fair value at the date of transfer. Any difference between the amount of the consideration determined for the asset and its fair value shall be allocated to shareholders' equity. In addition, an asset (excluding exceptions) transferred from an entity to its controlling party shall be detracted from the financial statements of the entity at its fair value, with the difference between the fair value of the asset and the book value at the transfer date to be allocated as profit or loss, and the difference between the amount of the consideration determined and the fair value of the asset at the transfer date to be allocated to shareholders' equity.

Furthermore, Standard 23 stipulates that when the controlling party undertakes a liability of the entity towards a third party, in full or in part, the liability shall be detracted from the financial statements of the entity at its fair value at the date of extinguishment, with the difference between the book value of the liability and its fair value at the date of extinguishment to be allocated as profit or loss, and the difference between the fair value of the liability at the date of extinguishment and the amount of the consideration determined to be allocated to shareholders' equity.

In addition, according to Standard 23, a loan given to the controlling party or a loan received from the controlling party shall be presented at the date of first recognition in the financial statements of the entity as an asset or liability, as relevant, at fair value, with the difference between the amount of the loan received or given and its fair value at the date of first recognition to be allocated to shareholders' equity. After first recognition, the loan shall be presented in the financial statements of the entity at its amortized cost, applying the effective interest rate method, except in cases where presentation at fair value is required under generally accepted accounting principles.

Note 10
The effect of new accounting standards in the period before their implementation (continued)

Standard 23 will apply to transactions between an entity and its controlling party executed after January 1, 2007, and to loans given to or received from the controlling party before the inception date of Standard 23, as of the inception date.

As at the date of publication of the financial statements, the Supervisor of Banks has yet to issue directives with regard to the manner of adoption of the standard by banking corporations, if at all.

4. In March 2007, the Israel Accounting Standards Board published Accounting Standard 30 regarding intangible assets (hereinafter: "Standard 30"). Standard 30 establishes the accounting treatment, recognition, measurement, and disclosure requirements with regard to intangible assets not addressed under other standards.

Standard 30 defines an intangible asset as a non-monetary identifiable asset with no physical essence. The criterion of identifiability in this definition is met if the asset can be separated, or if the asset arises from contractual rights or other legal rights, regardless of whether these rights are transferable or separable from the entity or from other rights and obligations.

Standard 30 stipulates that intangible assets are to be measured for the first time at cost (the standard mentions several cases for the determination of this cost). Following the initial recognition, the entity is to apply either the cost model (cost, less accrued amortization and less losses from impairment), or the re-evaluation model (fair value at the date of re-evaluation, less subsequently accrued amortization and less subsequently accrued losses from impairment) for each group of intangible assets. The re-evaluation model is to be applied only if an active market (as defined in Standard 30) exists for the asset.

Standard 30 further stipulates, with regard to intangible assets created internally (this does not refer to goodwill created internally; such goodwill will not be recognized as an asset), that intangible assets arising from research are not to be recognized as assets, and expenses for the research are to be recognized in the statement of profit and loss. However, intangible assets arising from development are to be recognized as assets, if and only if the entity can demonstrate all of the conditions set forth in Standard 30, including technological feasibility, intent to complete the intangible asset, ability to use or sell the intangible asset, expectation of future financial benefits to arise from the asset, existence of technological, financial, and other resources needed to complete development, and the ability to reliably measure the expenses that can be attributed to the intangible asset during the course of its development.

Standard 30 also sets forth directives with regard to the useful life of intangible assets (defined or undefined), losses from impairment, decrease, and realization of intangible assets, and disclosure requirements regarding intangible assets.

Standard 30 applies to financial statements for periods starting on January 1, 2007, or later.

At the date of publication of the financial statements, the Supervisor of Banks had not yet issued directives with regard to the manner of adoption of the standard by banking corporations, if it is to be adopted at all.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

(in millions of NIS)

	Three months ended March 31	
	2007	2006
	Unaudited	
A. In respect of assets:**		
From credit to the public	**1,810**	*3,775
From credit to the Government	**(1)**	25
From deposits with banks	**(39)**	*712
From deposits with the Bank of Israel and from cash	**2**	40
From securities which were borrowed or bought under agreements to resell	**(10)**	-
From debentures	**167**	*729
From other assets	**(6)**	*1
	1,923	*5,282
B. In respect of liabilities:**		
On deposits from the public	**(371)**	*(3,353)
On deposits from the Government	**(11)**	(31)
On deposits from the Bank of Israel	**(32)**	(8)
On deposits from banks	**(32)**	*(37)
On debentures and subordinated notes	**(187)**	(399)
On other liabilities	**13**	*11
	(620)	*(3,817)
C. In respect of derivative instruments and hedging activities:		
Ineffective part in hedging relations***	**-**	(3)
Net income in respect of ALM derivative instruments****	**94**	*80
Net income in respect of other derivative instruments	**116**	66
	210	*143

* Reclassified.
** Including effective component in hedging relations.
*** Ineffectiveness which stems from hedging fair value.
**** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

(in millions of NIS)

	Three months ended March 31	
	2007	2006
	Unaudited	
D. Other**		
Commissions from financing transactions	**60**	66
Profits from sale of debentures available for sale, net	**14**	24
Realized and unrealized profits (losses) from adjustments to fair value of debentures held for trading, net	**12**	(8)
Other financing income	**242**	212
Other financing expenses	**(1)**	(16)
	327	278
Total profit from financing activities before provision for doubtful debts	**1,840**	1,886
Of which: exchange rate differences, net	**(157)**	*83
E. Details of net effect of derivative instruments hedging on profit from financing activities		
Financing income in respect of assets	**9**	6
Financing income (expenses) in respect of liabilities	**51**	*(138)

* Reclassified.

** Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

(in millions of NIS)

	Three months ended March 31							
	2007				2006			
	Specific provision*		Supplementary	Total	Specific provision*		Supplementary	Total
	According to the extent of arrears	Other	provision**		According to the extent of arrears	Other	provision**	
	Unaudited							
Provision balance as at the beginning of the period	**293**	**9,600**	**1,140**	**11,033**	274	10,313	1,172	11,759
Provisions during the period	**35**	**275**	**-**	**310**	51	369	5	425
Reduction of provisions	**(25)**	**(79)**	**(19)**	**(123)**	(29)	(135)	(11)	(175)
Recoveries of debts written-off in previous years	**-**	**(6)**	**-**	**(6)**	-	(8)	-	(8)
Provision charged to statement of profit and loss	**10**	**190**	**(19)**	**181**	22	226	(6)	242
Write-offs	**(2)**	**(225)**	**-**	**(227)**	(5)	(238)	-	(243)
Provision for loans that were purchased	**-**	**1**	**-**	**1**	-	-	-	-
Provision balance as at the end of the period	**301**	**9,566**	**1,121**	**10,988**	291	10,301	1,166	11,758
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**487**	**-**	**487**	-	888	-	888

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debt in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

(in millions of NIS)

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated
(continued)

	as at March 31, 2007					
				Amount of specific provision		
	Balance sheet credit balance[1]	Balance of debt[2]	Of which - amount in arrears[3]	By extent of arrears	Other	Total
Details of the manner of calculation of the specific provision in housing loans						
Housing loans for which the provision must be calculated based on the extent of arrears	**24,961**	**750**	**164**	**301**		**301**
Large loans[4] and others	**3,931**	**207**	**70**		**124**	**124**
Total	**28,892**	**957**	**234**	**301**	**124**	**425**

	as at March 31, 2006					
				Amount of specific provision		
	Balance sheet credit balance[1]	Balance of debt[2]	Of which - amount in arrears[3]	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	24,455	791	187	291		291
Large loans[4] and others	3,985	197	66		125	125
Total	28,440	988	253	291	125	416

(1) Balance of housing credit, after deducting the balance of the specific provision for doubtful debts and the balance of the provision for interest on arrears.
(2) Balance of problematic credit (more than three months in arrears), after deducting the balance of provisions.
(3) Including interest on the amount in arrears, without deducting the balance of provisions.
(4) Housing loans, the balance of each of which exceeds approximately NIS 779 thousand (March 31, 2006: NIS 786 thousand).

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

(in millions of NIS)

	as at March 31, 2007						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	**5,418**	**1,006**	**32,425**	**1,560**	**2,390**	**-**	**42,799**
Securities	**15,264**	**2,614**	**19,873**	**6,068**	**2,675**	**1,795**	**48,289**
Securities which were borrowed or bought under agreements to resell	**215**	**-**	**833**	**-**	**37**	**-**	**1,085**
Credit to the public[2]	**81,747**	**53,090**	**34,368**	**7,707**	**9,970**	**210**	**187,092**
Credit to governments	**-**	**93**	**463**	**-**	**-**	**-**	**556**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**928**	**928**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,811**	**3,811**
Other assets	**1,906**	**62**	**1,998**	**316**	**1,271**	**707**	**6,260**
Total assets	**104,550**	**56,865**	**89,960**	**15,651**	**16,343**	**7,451**	**290,820**
Liabilities							
Deposits from the public	**100,567**	**24,105**	**73,580**	**13,819**	**8,695**	**210**	**220,976**
Deposits from banks	**7,432**	**1,040**	**2,263**	**165**	**780**	**-**	**11,680**
Deposits from the Government	**84**	**2,366**	**170**	**1**	**1**	**-**	**2,622**
Securities which were lent or sold under agreements to repurchase	**-**	**-**	**-**	**-**	**34**	**-**	**34**
Debentures and subordinated notes	**947**	**13,175**	**3,731**	**133**	**172**	**-**	**18,158**
Other liabilities	**13,403**	**560**	**2,073**	**328**	**1,250**	**522**	**18,136**
Total liabilities	**122,433**	**41,246**	**81,817**	**14,446**	**10,932**	**732**	**271,606**
Excess of assets (liabilities)	**(17,883)**	**15,619**	**8,143**	**1,205**	**5,411**	**6,719**	**19,214**
Effect of hedging derivatives:							
Derivative instruments (not including options)	**-**	**-**	**741**	**(164)**	**(577)**		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	**19,496**	**(8,588)**	**(5,765)**	**(749)**	**(4,394)**	**-**	
Options in the money, net (in terms of underlying assets)	**1,616**	**(97)**	**(1,716)**	**131**	**66**		
Options out of the money, net (in terms of underlying assets)	**926**	**-**	**(658)**	**(202)**	**(66)**		
Total	**4,155**	**6,934**	**745**	**221**	**440**	**6,719**	
Options in the money, net (present value of stated amount)	**1,385**	**(109)**	**(1,488)**	**(134)**	**346**		
Options out of the money, net (present value of stated amount)	**4,933**	**-**	**(3,777)**	**(1,186)**	**30**		

* Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

(in millions of NIS)

	as at March 31, 2006						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	4,949	1,044	34,855	2,579	4,223	-	47,650
Securities	11,321	1,871	18,057	4,611	2,027	1,522	39,409
Credit to the public[2]	*82,196	55,738	39,618	6,528	9,784	27	*193,891
Credit to governments	-	386	675	3	-	-	1,064
Investments in equity basis investees	-	-	-	-	-	747	747
Buildings and equipment	-	-	-	-	-	3,731	3,731
Other assets	*1,133	181	*2,751	293	3,082	529	*7,969
Total assets	*99,599	59,220	*95,956	14,014	19,116	6,556	*294,461
Liabilities							
Deposits from the public	89,865	29,445	84,991	12,411	9,822	27	226,561
Deposits from banks	1,561	1,666	1,477	222	554	-	5,480
Deposits from the Government	146	2,650	196	4	61	-	3,057
Debentures and subordinated notes	1,149	13,167	5,502	209	305	390	20,722
Other liabilities	*11,748	666	*4,478	381	2,955	561	*20,789
Total liabilities	*104,469	47,594	*96,644	13,227	13,697	978	*276,609
Excess of assets (liabilities)	(4,870)	11,626	(688)	787	5,419	5,578	17,852
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	525	(150)	(375)		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	8,477	(3,885)	112	(163)	(4,858)	317	
Options in the money, net (in terms of underlying assets)	626	(226)	(141)	(77)	(182)		
Options out of the money, net (in terms of underlying assets)	(195)	-	108	(84)	171		
Total	4,038	7,515	(84)	313	175	5,895	
Options in the money, net (present value of stated amount)	404	(239)	284	(60)	(389)		
Options out of the money, net (present value of stated amount)	374	1	(398)	(400)	423		

* Restated - see Note 2.
** Including derivative instruments which their underlying asset present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

(in millions of NIS)

	December 31, 2006						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Audited						
Assets							
Cash on hand and deposits with banks	4,170	1,065	29,584	2,228	2,703	-	39,750
Securities	12,995	2,458	19,009	5,016	3,115	1,863	44,456
Credit to the public[2]	81,438	52,402	36,312	7,762	8,472	77	186,463
Credit to governments	-	141	602		-	-	743
Investments in equity basis investees	-	-	-	-	-	821	821
Buildings and equipment	-	-	-	-	-	3,767	3,767
Other assets	1,946	43	2,456	414	1,362	643	6,864
Total assets	100,549	56,109	87,963	15,420	15,652	7,171	282,864
Liabilities							
Deposits from the public	93,569	25,062	77,712	12,902	7,682	77	217,004
Deposits from banks	4,533	1,093	1,300	143	593	-	7,662
Deposits from the Government	82	2,401	174	1	1	-	2,659
Debentures and subordinated notes	1,158	12,713	4,172	137	204	-	18,384
Other liabilities	12,573	773	2,407	493	1,517	466	18,229
Total liabilities	111,915	42,042	85,765	13,676	9,997	543	263,938
Excess of assets (liabilities)	(11,366)	14,067	2,198	1,744	5,655	6,628	18,926
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	467	(147)	(320)		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	12,710	(6,775)	(643)	(236)	(5,056)	-	
Options in the money, net (in terms of underlying assets)	1,586	(104)	(837)	(602)	(43)		
Options out of the money, net (in terms of underlying assets)	898	-	(433)	(378)	(87)		
Total	3,828	7,188	752	381	149	6,628	
Options in the money, net (present value of stated amount)	1,875	(118)	(769)	(884)	(104)		
Options out of the money, net (present value of stated amount)	4,685	-	(4,323)	(807)	445		

* Including derivative instruments which their underlying asset present non-monetary item.

(1) Including linked to foreign currency.

(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Operating Segments Information - Consolidated

(in millions of NIS)

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Three months ended March 31, 2007							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	**567**	**(221)**	**316**	**194**	**1,019**	**(35)**	**-**	**1,840**
- Inter-segmental	**(76)**	**557**	**(64)**	**(76)**	**(427)**	**86**	**-**	**-**
Operating and other income:								
- From externals	**373**	**372**	**128**	**35**	**201**	**6**	**192**	**1,307**
- Inter-segmental	**(19)**	**(39)**	**(12)**	**(6)**	**-**	**-**	**76**	**-**
Total income	**845**	**669**	**368**	**147**	**793**	**57**	**268**	**3,147**
Provision for doubtful debts	**43**	**5**	**22**	**29**	**82**	**-**	**-**	**181**
Net profit (loss)	**44**	**121**	**76**	**30**	**302**	**65**	**(3)**	**635**
Return on equity (rate of net profit out of average of equity)	**6.6%**	**49.2%**	**36.6%**	**14.3%**	**21.0%**	**5.4%**	**-**	**14.6%**

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Three months ended March 31, 2006*							
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	545	(1,146)	242	228	1,682	335	-	1,886
- Inter-segmental	(56)	1,489	8	(112)	(1,096)	(233)	-	-
Operating and other income:								
- From externals	387	445	140	34	99	22	156	1,283
- Inter-segmental	(20)	(35)	(11)	(7)	4	-	69	-
Total income	856	753	379	143	689	124	225	3,169
Provision for doubtful debts	36	9	29	41	127	-	-	242
Net profit	137	564	97	25	249	115	(10)	1,177
Return on equity (rate of net profit out of average of equity)	23.9%	408.7%	51.1%	14.2%	17.2%	11.6%	-	31.3%

* Restated - see Note 2.

Appendix 4
Operating Segments Information - Consolidated
(continued)

(in millions of NIS)

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Year ended December 31, 2006*							
	Audited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	2,439	(842)	1,415	826	3,525	425	-	7,788
- Inter-segmental	(391)	2,215	(399)	(346)	(1,403)	324	-	-
Operating and other income:								
- From externals	1,588	1,563	540	140	449	218	664	5,162
- Inter-segmental	(76)	(143)	(42)	(27)	(10)	-	278	-
Total income	3,560	2,793	1,514	593	2,581	967	942	12,950
Provision for doubtful debts	129	21	194	163	479	-	-	986
Net profit	600	962	262	116	869	573	(23)	3,359
Return on equity (rate of net profit out of average of equity)	23.6%	83.4%	30.3%	14.7%	16.4%	12.7%	-	19.7%

* Restated - see Note 2.



BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
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WWW.BANKHAPOALIM.COM

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END

